This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to

Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 13, 2020,

and is not being filed publicly under the Securities Act of 1933, as amended.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TROIKA MEDIA GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	7311	83-0401552
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1715 N. Gower St.

Los Angeles, CA 90028

(323) 965-1650

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Robert Machinist, CEO

Troika Media Group, Inc.

1715 N. Gower St.

Los Angeles, CA 90028

(323) 965-1650

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

With copies to:

Elliot H. Lutzker Davidoff Hutcher & Citron LLP 605 Third Ave, 34th Floor New York, NY 10158 (212) 557-7200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an “emerging growth company.” See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Section Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered (1)		Proposed Maximum Aggregate Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee (1)
Common Stock, $0.001 par value per share (3)		$	[●]	$17,250,000	$	[●]
Representative’s Common Stock Purchase Warra nts		$	[●]		$	[●]
Shares of Common Stock underlying Representative’s Common Stock Purchase Warrants (4)		$	[●]		$	[●]
Total Registration Fee		$	[●]		$	[●]

____________

(1) Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(2) Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.

(3) Includes shares the underwriters have the option to purchase to cover over allotments, if any.

(4) No registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

i

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED _____, 2020

The information in this prospectus is not complete and may be changed. The Company may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

[3,333,333] Shares of Common Stock

TROIKA MEDIA GROUP, INC.

We are offering up to 3,333,333 shares of common stock in a firm commitment underwritten public offering.  at an assumed initial public offering price of $ 4.50 per share. We have applied to list our common stock on the NYSE American under the symbol “TRKA.” No assurance can be given that our application will be approved.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us (2)	$	$

__________

(1)	In addition to the underwriting discount, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting” for additional disclosures regarding underwriting compensation.

(2)	We estimate that the total expense of this offering, excluding the underwriters’ discount and non-accountable expenses allowance, will be approximately $[●].

We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to an additional 500,000 shares of our common stock (equal to 15% of the number of shares offered hereby) on the same terms and conditions as set forth above to cover over-allotments, if any. See “Underwriting” for more information.

The underwriters expect to deliver the shares to the purchasers against payment in New York, New York, on or about ____________________, 2020, subject to customary closing conditions.

[NAME OF UNDERWRITER]

The date of this prospectus is ____________________, 2020.

ii

Mission Media Group, our wholly-owned subsidiaries, is a brand experience and communications company with clients in a wide range of industries. Representative clients and client longevity are set forth in the table below:

iii

You should rely only on the information contained in this prospectus in deciding whether to purchase our common stock. Neither we nor any of the underwriters have authorized anyone to provide you with information or to make any representations different from that contained in this prospectus or in any free writing prospectus we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Under no circumstances should the delivery to you of this prospectus or any sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus. To the extent that any facts or events arising after the date of this prospectus, individually or in the aggregate, represent a fundamental change in the information presented in this prospectus, this prospectus will be updated to the extent required by law. This prospectus is not an offering to sell securities in any state where the offer or solicitation is not permitted.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications and third-party research surveys and studies. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. While we believe that these industry publications and third-party research studies and surveys are reliable, we have not independently verified such data and we do not make any representations as to the accuracy of this information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

2

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and may not contain all of the information that may be important to you in making an investment decision. You should read the entire prospectus, including this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors” beginning on page [●] and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unless otherwise stated or the context requires otherwise, references in this prospectus to “Troika,” the “Company,” “we,” “us” and “our” refer to Troika Media Group, Inc. and its consolidated subsidiaries.

The Company

Overview

Troika Media Group, Inc. (TMG)

is a global marketing services company leveraging data and technology to deliver integrated branding, marketing, media, and analytics solutions to our clients. Our approach is designed to drive business performance and create value in the rapidly evolving consumer-first marketplace. TMG, through our operating units, offers a seamless solution to clients seeking a holistic approach to meeting their brand strategy, experiential marketing and communications needs. We let data and technology help tell the story.

Our operating units are:

Troika Services, Inc., (Global) - a performance marketing and data intelligence company that translates quantifiable metrics into actionable insights, empowering businesses to connect with consumers, enhance engagement and optimize brand performance.

Troika Design Group, Inc., (Los Angeles) - a strategic brand consultancy with deep expertise in entertainment, media, sports, and consumer goods and service brands. Troika provides a unique fan-centric approach to integrated brand strategy, creative, research, and technology solutions that builds long-term brand awareness for clients through equity and consumer loyalty.

MissionCulture LLC (New York), and Mission-Media Holdings Limited (London) (collectively, known as “Mission”) - a London-headquartered brand experience and communications company that specializes in consumer immersion through a cultural lens, via live experiences, brand partnerships, public relations, including social and influencer engagement.

Our operations are based in New York with offices in Los Angeles and London. Our global team of approximately 89 employees (excluding Covid-19 furloughed employees) plus contractorss enables us to directly service clients in markets around the world. This also provides us with the infrastructure to support accelerated growth by expanding service offerings and reaching clients in new markets.

We have brought together a unique roster of industry leaders and subject matter experts to provide an innovative approach to clients’ new business challenges. We will also continue to develop intellectual property in our work and in the businesses that we seek to acquire.

3

Proposed Acquisitions

Upon completing this offering, we plan to acquire additional strategic data and technology platforms to further take advantage of our creative solutions business. We are in negotiations with several companies consistent with our data and technology strategy. These proprietary platforms generally possess: market expertise, proprietary technology, leadership and experience within the programmatic ecosystem, coupled with in-house creative teams. While the COVID-19 pandemic has impacted every aspect of the nation and the world, it has created opportunities for companies despite the unfortunate disruptions and changes in life. Moreover, upon the remission of the international impact associated with the COVID-19 (aka “coronavirus”) pandemic, we expect to be able to acquire entities distressed by the pandemic upon favorable terms and at a cost savings to us and thereby increase our capabilities in a more cost-effective manner. These entities will likely already be streamlined as a result of measures taken to reduce the impact of the pandemic. We expect that integration and realization of synergies will be completed on an expedited basis.

We cannot assure you that we will consummate any acquisition on favorable terms or at all. We intend to use a portion of the proceeds of this offering to acquire such data and technology platforms and for the purposes disclosed under “Use of Proceeds.”

As a part of the TMG family of companies, any proposed acquisition would be integrated with the Troika Services unit to combine the data insights and performance amplification of our creative solutions.

Following this offering and the proposed acquisitions, we expect to have the following competitive advantage and market opportunity:

Our Competitive Advantage

•	Industry Leading Management - Assembled management expertise across all agency disciplines and offerings consisting of established industry leaders, as well as business founders.

•	Integrated Services - Integrated Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Design, Production, Content, Event Marketing, Public Relations, Partnerships and Social Media.

•	Category Experience - Entertainment Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Healthcare, Pharmaceutical, Tech, Leisure and Entertainment.

•	Results Driven - We are reinventing how brands drive customer engagement, conversion, loyalty and lifetime value though integrated branding, advertising and performance optimization.

•	One Stop - Integrated, full-service solutions with our broad talent, skills and experience, provides clients the confidence in having one organization handling all or the majority of their campaigns and projects.

MARKET OPPORTUNITY

•	Ad spend shifting to digital.

•

Digital media use is between 49% and 42% for ages 18-49 (Internet Trends 2017 - Code Conference” - Mary Meeker May 31, 2017 Kleiner Perkins Conference, hereinafter referred to as “Kleiner Perkins Report”).

•

Digital advertising is expected to grow at more than double the pace of the overall U.S. ad industry through at least 2020, as added investments continue to flow to mobile, social and video formats, while focus on print ad spending such as newspaper and magazine ads continues to decline.

•	In 2016, digital ad spending surpassed TV ad spending for the first time, and digital ad spending is expected to account for roughly half of total media ad spending by 2021.

•	The market for Internet advertising is expanding at over 20% year-on-year (Kleiner Perkins Report).

•	Half of all advertising spending will be on digital media ad formats by 2019/2020, compared to 46% in 2018.

•

A significant driver of digital ad spending, mobile accounted for 70% of total digital ad spending in 2017 and is expected to grow by an average year-over-year rate of 15% in the years 2018 - 2022 Display, which passed search in 2016 as the most popular digital ad format, will continue to show double-digit year-over-year growth in the years 2018 - 2021. The source for the foregoing forecasts is US Ad Spending: The eMarketer Forecast for 2017, eMarketer Report published March 15, 2017, hereinafter referred to as “eMarketer Report.”

4

We believe we will be well positioned to compete due to our numerous advantages:

•	Global end-to-end branding and advertising solution;

•	Blue-chip clients with long-term relationships with the Company;

•	Based globally in four major locations, New York, Englewood (New Jersey), Los Angeles and London ;

•	Approximately 89 employees (excluding Covid-19 furloughed emplyees) plus 14 contractors,

•	Capabilities: Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Content, PR, Social, Partnerships, Mobile; and

•	Categories: Entertainment & Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Healthcare, Pharmaceutical, Tech, Leisure and Entertainment.

BUSINESS STRATEGY

Management believes, based on its knowledge of the industry at this stage of digital evolution, the market needs a new breed of a modern agency using open web-first approach to take the power and control out of walled gardens, such as Google, Facebook and Amazon’s hands and put it back into the hands of marketers, where it belongs. Today, walled gardens' initiatives are not aligned with marketer's success.

Additionally, holding companies such as GroupM, Publicis, IPG, Dentsu are struggling with baggage, distractions and broken financial models that remove value from working media, which is often the most expensive thing a marketer pays for, in automated digital environments and do not help with the walled garden problem.

A modern agency not only has to be fully transparent and laser focused on applying data and technology to put control and leverage back in the hands of the marketer across audience strategy, addressable media planning and activation and world class personalized creative, but it also has to have a financial model that allows it to provide the highest level of expert service and technology without a need to up-sell useless features. This is our plan and our mission.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These significant risks include, but are not limited to, the following:

•	our ability to raise additional funds;

•	our ability to integrate and merge the combined operations of our acquired companies;

•	o ur expansion overseas and subsequent litigation has required significant management attention and resources;

•	o ur ability to retain key members of management ;

•	our success depends on the continued growth of digital m edia;

•	our ability to complete any potential acquisitions, and effectively integrate the entities;

•	our ability to achieve and maintain profitably;

•	our liquidity and working capital requirements, including our cash requirements over the next 12 months;

•	our ability to implement our business strategies and future plan of operations;

•	our ability to identify, attract and retain qualified personnel;

•	general economic conditions in the United States and England, in view of the COVID-19 pandemic, as well as existing economic conditions affecting the media industry in which we operate;

•	our ability to anticipate and adapt to a developing market(s) and to technological changes; acceptance by customers of any new products and services; and

•	a competitive environment characterized by numerous, well-established and well-capitalized competitors.

5

CORPORAT E INFORMATION

We were incorporated in Nevada in November 2003. Our principal executive offices are located at 1715 N. Gower, Los Angeles California 90028, and our main telephone number is (323) 965-1650. Our website address is www.troika.tv. The information on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by us:	[3,333,333] shares

Common stock issued prior to the date of this offering (1):	14,961,290 shares

Common stock outstanding after this offering:	18,294,623 shares, or 18,794,623 shares if the over-allotment option is exercised in full

Representative’s wa rrants to purchase additional shares:	[266,667] shares

Assumed Offering price:	$[4.50] per share

Use of proceeds:

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $_____________, based on assumed gross proceeds of $11,500,000 (or $ 17,250,000  if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full) at an initial public offering price of $[4.50] per share, after deducting underwriting discounts and commissions and estimated offering expenses of $___________ payable by us. We plan to use approximately $2,000,000 to extinguish current vendor debt (without interest o r fixed maturity dates) of the Company and its subsidiaries including the payment of accrued dividends. The balance of the proceeds will be used for potential acquisitions of businesses and/or products that complement and augment our business and for working capital, including general corporate purposes, such as research and development, general and administrative expenses, capital expenditures and compensation, including bonuses and deferred compensation, totaling approximately $11,500,000. See “Use of Proceeds.”

Listing Applications:	We have applied to list our common stock on the NYSE American. The approval of our listing on the NYSE American is a condition of closing this offering.

Proposed NYSE American symbol	TRKA

Risk Factors

The securities offered by this prospectus are speculative and involve a high degree of risk and investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 10 and the other information included in this prospectus.

_____________

(1) All share and prior share data in this prospectus give retroactive effect to an assumed one for 15 reverse stock split to be effected prior to the effective date of this prospectus. Does not include 2,666, 667 shares issued in connection with the Company’s acquisition of Mission, which are held in escrow and subject to forfeiture as the Mission founders were terminated for cause. See “Business – Legal Proceedings” below.

6

General Information About This Prospectus

Unless otherwise noted, throughout this prospectus the number of shares of our common stock to be outstanding following this offering is based on 14,961 ,290 shares of our common stock outstanding as of July 1, 2020 and excludes:

2,495,000 shares of Series B Preferred Stock convertible into approximately 594,048 shares of common stock at $4.20 per share; 911,149 shares of Series C Preferred Stock convertible into approximately 12,148,654 shares of Common Stock at $0.75 per share; and 1,979,000 shares of Series D Preferred Stock convertible into approximately 5,277,334 shares of Common Stock at $3.75 per share.

3,343,056 shares issuable upon exercise of employee stock options

7,214,926 shares issuable upon exercise of warrants

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase 500,000 shares of our common stock in this offering and excludes shares underlying the representative’s common stock purchase warrants.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our summary historical financial data for the periods indicated. The summary historical financial data for the years ended June 30, 2019 and 2018 and the balance sheet data as of June 30, 2019 and 2018 are derived from audited financial statements. The summary historical financial data for the nine months ended March 31, 2020 and 2019 and the balance sheet data as of March 31, 2020 are derived from our unaudited financial statements. This table does not give retroactiv e effect to the intended 1 for 15 reverse stock split to be effected prior to  the effective date of this prospectus.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. The following summary and operating data set forth below should be read together with our financial statements, the notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information contained in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

7

Statement of Operations Data:

	Nine Months Ended			Years Ended
	March 31,			June 30,
	2020		2019	2019	2018

Project revenues, net		$20,759,000	$30,673,000	$40,791,000		$8,535,000
Cost of revenues		11,106,000	17,246,000	23,229,000		5,960,000
Gross profit		9,653,000	13,427,000	17,562,000		2,575,000

Operating expenses:
Selling, general and administrative expenses		19,483,000	21,711,000	27,949,000		11,906,000
Professional fees		527,000	1,377,000	1,872,000		1,524,000
Depreciation expense		281,000	427,000	480,000		400,000
Amortization expense		3,010,000	3,009,000	4,013,000		574,000
Goodwill impairment expense		1,387,000	-	3,082,000		-
Acquisition costs		-	63,000	154,000		-
Gain from release of contingent earn out		-	(7,571,000)	(7,571,000)		-
Total operating expenses		24,688,000	19,016,000	29,979,000		14,404,000
Loss from operations		(15,035,000)	(5,589,000)	(12,417,000)		(11,829,000)

Other income (expense):
Amortization expense of notes payable discount		(786,000)	-	-		-
Interest expense		(247,000)	(159,000)	(186,000)		(64,000)

Foreign exchange gain		9,000	15,000	-		-
Gain (loss) on early termination of lease		170,000	-	(4,000)		-
Other income		694,000	523,000	761,000		-
Other expenses		-	(486,000)	(659,000)		-
Total other income (expense)		(160,000)	(107,000)	(88,000)		(64,000)

Net loss from continuing operations before income tax		(15,195,000)	(5,696,000)	(12,505,000)		(11,893,000)
Provision for income tax		-	(64,000)	(64,000)		-
Net loss from continuing operations after income tax		(15,195,000)	(5,760,000)	(12,569,000)		(11,893,000)

Net income from discontinued operations		-	6,528,000	6,528,000		-
Net loss		$(15,195,000)	$768,000	$(6,041,000)		$(11,893,000)
Deemed dividend on preferred stock		-	(820,000)	(820,000)		-
Net loss attributable to common stockholders		(15,195,000)	(52,000)	(6,861,000)		(11,893,000)
Foreign currency translation adjustment		10,000	(73,000)	(46,000)		-
Comprehensive loss		$(15,185,000)	$(125,000)	$(6,907,000)		$(11,893,000)

Basic earnings (loss) per share
Continuing operations		$(0.07)	$(0.03)	$(0.06)		$(0.07)
Discontinued operations	$	N/A	$0.03	$0.03	$	N/A
Net loss attributable to common stockholders		$(0.07)	$(0.00)	$(0.03)		$(0.07)

Diluted earnings (loss) per share
Discontinued operations	$	N/A	$0.01	$0.01	$	N/A

Weighted average basic shares outstanding		231,819,348	228,169,348	228,169,348		177,568,663
Weighted average diluted shares outstanding		590,570,278	534,623,537	630,272,449		177,568,663

8

Balance Sheet Data:

	As of March 31,		As of June 30,
	2020	2020	2019	2018
	(Actual)	(As Adjusted)(1)
Total Current Assets	4,835,000		$6,090,000	$7,459,000
Total Assets	40,380,000		36,597,000	45,137,000
Total Current Liabilities	17,595,000		12,443,000	22,282,000
Total Liabilities	34,322,000		21,774,000	35,843,000
Preferred Stock	1,221,000		1,201,000	943,000
Common Stock	232,000		228,000	228,000
Additional Paid-In Capital	174,885,000		168,046,000	157,168,000
Accumulated Deficit	(171,640,000)		(156,445,000)	(149,584,000)
Total Stockholders’ Equity	6,058,000		14,823,000	9,294,000
Total Liabilities and Stockholders’ Equity	40,380,000		$36,597,000	$45,137,000

The preceding table presents a summary of our balance sheet as of March 31, 2020:

•	on an actual basis;

•

on an adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of up to 3,333,333 shares of common stock in this offering at an assumed public offering price of $4.50 per share.

9

RISK FACTORS

An investment in our Company is very speculative and involves a very high degree of risk. Accordingly, investors should carefully consider the following risk factors, as well as other information set forth in this report, in making an investment decision with respect to our securities. We have sought to identify what we believe to be all material risks and uncertainties to our business and ownership of our common stock, but we cannot predict whether, or to what extent, any of such risks or uncertainties may be realized nor can we guarantee that we have identified all possible risks and uncertainties that might arise. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also harm our business operations. If any of these risks or uncertainties occurs, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Business

We have a history of losses from operations which may continue, and which may harm our ability to obtain financing and continue our operations.

Our financial statements reflect that we have incurred significant losses since inception, including net losses of $15,195,000, $6,041,000 and $11,893,000 for the nine months ended March 31, 2020 and the years ended June 30, 2019 and 2018, respectively.

As of March 31, 2020, we had an accumulated deficit of $(171,640,000) and negative working capital of $12,760,000. We need to improve our ability to achieve business profitability, our ability to generate sufficient cash flow from our operations and our ability to obtain additional funding in the short term to meet our operating needs and the current portion of our required obligation payments. We believe that we will have sufficient capital from this offering to finance our proposed business operations for the foreseeable future until we achieve positive cash flows.

Our discontinued operations followed by our Troika Merger and Mission Acquisition caused disruption of our business, has diluted our stockholders and may harm our business, financial condition or operating results.

Our June 2017 acquisition of Troika (“Troika Merger”) and June 2018 acquisition of Mission (“Mission Acquisition”) (collectively, the “Acquisitions”) subjected us to a number of risks, including, but not limited to, the consideration for the Acquisitions and share issuances to our preferred stockholders resulted in substantial dilution to our existing stockholders. Additional time may be required for the acquired companies’ market position to improve as planned. The combined operations have placed significant demands on the Company’s management, technical, financial and other resources; key personnel and other personnel of the acquired companies. Customers of the acquired companies may still terminate their relationships with the acquired companies. As a result of the Acquisitions, we have experienced additional financial and accounting challenges and complexities in areas such as financial reporting. We may assume or be held liable for risks and liabilities as a result of our Acquisitions, some of which we may not have been able to discover during our due diligence or adequately adjust for in our acquisition arrangements. Our ongoing business and management’s attention have been disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises. We may incur one-time write-offs or restructuring charges in connection with any future acquisitions. We have incurred and expect to continue to incur significant time and expense in connection with litigation arising from the Mission Acquisition. We may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings.

10

Our combined operations have only a limited operating history, which makes it difficult to evaluate an investment in our securities.

Our combined operations have only a limited operating history upon which our business, financial condition and operating results may be evaluated. As a result of the Acquisitions, as well as any potential acquisitions described herein, we face a number of risks encountered by combined entities, including our ability to:

•	Manage expanding operations, including our ability to service our clients if our customer base grows substantially;

•	Attract and retain management and technical personnel;

•	Find adequate sources of financing;

•	Anticipate and respond to market competition and changes in technologies as they develop and become available;

•	Negotiate and maintain favorable rates with our vendors; and

•	Retain and expand our customer base at profitable rates.

We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful our business could be significantly and adversely affected.

Expansion of our operations internationally has required significant management attention and resources, involves additional risks and may be unsuccessful.

We have limited experience with operating internationally or selling our services outside of the United States, and if we choose to expand further internationally, we would need to adapt to different local cultures, standards and policies. The business model and technology we employ and the merchandise we currently offer may not be successful with consumers outside of the United States or the United Kingdom. Furthermore, to succeed with clients in international locations, it likely will be necessary to locate satellite offices in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue and/or profits from foreign operations for a variety of reasons, including:

•	localization of our offerings, including translation into foreign languages and adaptation for local practices;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, customs duties or other trade restrictions or any unexpected changes thereto;

•	laws and regulations regarding anti-bribery and anti-corruption compliance;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;

•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;

•	changes in a specific country’s or region’s political or economic conditions, including those related to COVID-19 and similar matters;

•	risks resulting from changes in currency exchange rates; and

•	if we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

11

Risks Relating to Media Business and Industry

Most of our clients may terminate their relationships with us on short notice.

Our transactional clients, which accounted for the vast majority of our revenue typically use our services on an order-by-order project basis rather than under long-term contracts. These clients have no obligation to continue using our services and may stop purchasing from us at any time.

The volume and type of services we provide our clients may vary from year to year and could be reduced if a client were to change its outsourcing or procurement strategy. If a significant number of our transactional clients elect to terminate or not to renew their engagements with us or if the volume of their orders decreases, our business, operating results and financial condition could suffer.

Acquiring new clients and retaining existing clients depends on our ability to avoid and manage conflicts of interest arising from other client relationships, retaining key personnel and maintaining a highly skilled workforce.

Our ability to acquire new clients and to retain existing clients may, in some cases, be limited by clients’ perceptions of, or policies concerning, conflicts of interest arising from other client relationships. If we are unable to maintain multiple agencies to manage multiple client relationships and avoid potential conflicts of interests, our business, results of operations and financial position may be adversely affected.

Our employees are our most important assets and our ability to attract and retain key personnel is an important aspect of our competitiveness. If we are unable to attract and retain key personnel, our ability to provide our services in the manner clients have come to expect may be adversely affected, which could harm our reputation and result in a loss of clients, which could have a material adverse effect on our business, results of operations and financial position.

Finally, employee sickness and leaves due to COVID-19 and similar pandemics may result in a drastic reduction in the availability of key employees. Moreover, as we reopen our physical locations, we face dangers associated with our safety measures being ineffective or claims that they were should employees become ill. Accordingly, we may face claims by employees associated with such matters that would increase our costs or associated litigation expenses.

The loss of several of our largest clients could have a material adverse effect on our business, results of operations and financial position.

Clients generally are able to reduce or cancel current or future spending on advertising, marketing and corporate communications projects at any time on short notice for any reason. For the fiscal year ended June 30, 2019, six (6) customers accounted for 52.7% of our net revenues. For the fiscal year ended June 30, 2018, six (6) customers accounted for 50.0% of our net revenues. A significant reduction in spending on our services by our largest clients, or the loss of several of our largest clients, if not replaced by new clients or an increase in business from existing clients, would adversely affect our revenue and could have a material adverse effect on our business, results of operations and financial position.

12

Clients periodically review and change their advertising, marketing, branding and corporate communications requirements and relationships. If we are unable to remain competitive or retain key clients, our business, results of operations and financial position may be adversely affected.

We operate in a highly competitive industry. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently, particularly large multinational clients, on a broad geographic basis. While many of our client relationships are long-standing, from time to time clients put their advertising, marketing and corporate communications business up for competitive review. We have won and lost accounts as a result of these reviews. To the extent that we are not able to remain competitive or retain key clients, our revenue may be adversely affected, which could have a material adverse effect on our business, results of operations and financial position.

Adverse economic conditions, a reduction in client spending, a deterioration in the credit markets or a delay in client payments could have a material adverse effect on our business, results of operations and financial position.

Economic conditions have a direct impact on our business, results of operations and financial position. Adverse global or regional economic conditions pose a risk that clients may reduce, postpone or cancel spending on advertising, marketing and corporate communications projects. Such actions would reduce the demand for our services and could result in a reduction in revenue, which would adversely affect our business, results of operations and financial position. A contraction in the availability of credit may make it more difficult for us to meet our working capital requirements. In addition, a disruption in the credit markets could adversely affect our clients and could cause them to delay payment for our services or take other actions that would negatively affect our working capital. In such circumstances, we may need to obtain additional financing to fund our day-to-day working capital requirements, which may not be available on favorable terms, or at all. Even if we take action to respond to adverse economic conditions, reductions in revenue and disruptions in the credit markets by aligning our cost structure and more efficiently managing our working capital, such actions may not be effective.

Our financial condition and results of operations for fiscal 2020 may be adversely affected by the recent coronavirus (COVID-19) outbreak.

In December 2019, a strain of coronavirus (COVID-19) surfaced in Wuhan, China. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

We operate servicing domestic and international clients. In the aggregate, revenue from outside of the United States represented 38.5% of our Company’s total revenue for the last fiscal year ended June 30, 2019. For some of the services we sell, including experiential and event services provided by our Mission subsidiaries, we have historically provided services that were primarily involved with engagement of consumers in public venues. As a result of COVID-19 wherever we, our suppliers, or our clients operate, we have been adversely affected in our experiential business. Following the early 2020 outbreak of COVID-19, many of clients temporarily halted marketing and advertising activities and normal business operations. The recent spread of COVID-19 in the United States, our largest market, has raised concerns about the lasting effects of a recession, and has created substantial uncertainty about the expectations for marketing spend in the near term. In addition, not only are our clients impacted, but our vendors are similarly impacted and operating in a reduced manner, further hampering the ability to render services to clients. Due to temporary travel restrictions imposed by various countries in Europe and elsewhere, including the United Kingdom where our Mission subsidiary is based, we have faced delays in our ability to provide services, while visa applications for certain employees have been complicated due to the inability to travel or attend certain face-to-face meetings. Moreover, we have historically relied on in-person selling efforts by our sales executives to secure long-term client contracts. In the short-term, precautionary measures taken by many companies around the world to limit in-person workplace contact in order to reduce the potential for employee exposure to COVID-19 could extend the time required to secure and cause us to lose new client contracts. Additionally, contracted parties may use the current pandemic as reason to invoke so called “force majeure” clauses in order to modify or cancel performance under the applicable agreement. These clauses vary depending on the agreement and will need a case by case review and disputes may arise from such contentions. If our business is materially adversely affected by the recent outbreak of COVID-19 or by similar widespread outbreaks of contagious disease in the future, it could have a material adverse impact on our operating results and/or financial condition.

13

We must successfully manage the demand, supply, and operational challenges associated with the actual or perceived effects of a disease outbreak, including epidemics, pandemics, including COVID-19, as described above, or similar widespread public health concerns and associated government responses.

Our business may be negatively impacted by the fear of exposure to or actual effects of a disease outbreak, epidemic, pandemic, including COVID-19, as described above, or similar widespread public health concern, such as reduced travel or recommendations or mandates from governmental authorities to avoid large gatherings or to self-quarantine or similar governmental responses. These impacts may include, but are not limited to:

•

Significant reductions in demand or significant volatility in demand for one or more of our services, which may be caused by, among other things: the temporary inability of consumers to purchase our products (or those of our clients) due to illness, quarantine or other travel restrictions, or financial hardship, shifts in demand due to temporary priorities; if prolonged such impacts can further increase the difficulty of planning for operations and may adversely impact our results;

•

Inability to meet our clients’ needs and achieve costs targets due to disruptions in our manufacturing and supply arrangements caused by the loss or disruption of essential manufacturing and supply elements such, transportation, workforce, or other products and services used to provide services to our clients;

•

Failure of third parties on which we rely, including our suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, to meet their obligations to the Company, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties or governmental disruptions and may adversely impact our operations; or

•

Significant changes in the political conditions in markets in which we service, including quarantines, governmental or regulatory actions, closures or other restrictions that limit or close our operating and related facilities, restrict our employees’ ability to travel or perform necessary business functions, or otherwise prevent our third-party partners, suppliers, or customers from sufficiently staffing operations, including operations necessary for our services, which could adversely impact our results.

Despite our efforts to manage and remedy these impacts to the Company, their ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of any such outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects be those taken by governments or private enterprise (both voluntary and required).

If any of our key clients fail to pay for our services, our profitability would be negatively impacted.

In general, we take full title and risk of loss for the products we procure from our suppliers. Our obligation to pay our suppliers is not contingent upon receipt of payment from our clients. If any of our key clients fails to pay for our services, our profitability would be negatively impacted.

We require proceeds of this offering to complete potential acquisitions, as well as additional capital to support business growth, and this capital may not be available on acceptable terms or at all.

We require the proceeds of this offering to complete any proposed acquisitions subject to various conditions precedent including, but not limited to, satisfactory completion of due diligence, negotiation and execution of a definitive purchase agreement and audit of their financial statements. We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or enhance our existing products, enhance our operating infrastructure and acquire complementary businesses and technologies.

14

Accordingly, we expect to engage in equity and/or debt financings to secure additional funds when necessary. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue will be expected to have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. We may have to significantly delay, scale back or discontinue the development and/or the commercialization of one or more of our services. Accordingly, any failure to raise adequate capital in a timely manner would be expected to have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We rely on our management team and expect to need additional personnel to grow our business; the loss of one or more senior managers or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depend to a significant degree on the skills and continued services of our management team, in particular, the services of Dan Pappalardo, President of Troika Design Group, Inc. and Kevin Dundas, CEO of Mission, our two operating subsidiaries. While we have entered into an employment agreement with Mr. Pappalardo and a consulting agreement with Kevin Dundas’ consultancy, there can be no assurance we will be able to retain the services of both of these persons. The loss of one of these persons and/or other members of our management team who have signed employment and consulting agreements would materially adversely affect us. In such an event, we could face substa n tial difficulty in hiring a qualified successor and could experience a loss in productivity while any successor obtains the necessary training and experience, We do not have key man life insurance policies on members of our management . Our future success also depends on our ability to retain, attract and motivate highly skilled technical, managerial, marketing and customer service personnel, including members of our management team. All of our non-executive employees work for us on an at-will basis, subject to applicable law. We plan to hire additional personnel in all areas of our business, particularly for our sales, marketing and technology development areas, both domestically and internationally, which will likely increase our recruiting and hiring costs. Competition for these types of personnel is intense, particularly in the Internet and software industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.

Misclassification or reclassification of our independent contractors or employees could increase our costs and adversely impact our business.

Our workers are classified as either employees or independent contractors, and if employees, as either exempt from overtime or non-exempt (and therefore overtime eligible). Regulatory authorities and private parties have recently asserted within several industries that some independent contractors should be classified as employees and that some exempt employees, including those in sales-related positions, should be classified as non-exempt based upon the applicable facts and circumstances and their interpretations of existing rules and regulations. If we are found to have misclassified employees as independent contractors or non-exempt employees as exempt, we could face penalties and have additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee overtime and benefits and tax withholdings. Legislative, judicial or regulatory (including tax) authorities could also introduce proposals or assert interpretations of existing rules and regulations that would change the classification of a significant number of independent contractors doing business with us from independent contractor to employee and a significant number of exempt employees to non-exempt. A reclassification in either case could result in a significant increase in employment-related costs such as wages, benefits and taxes. The costs associated with employee classification, including any related regulatory action or litigation, could have a material adverse effect on our results of operations and our financial position.

15

Our business prospects depend, in part, on our ability to maintain and improve our services as well as to develop new services.

We believe that our business prospects depend, in part, on our ability to maintain and improve our current services and to develop new services. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

Our industry is characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our services are integrated with the computer systems of our customers. We must respond to technological changes affecting both our customers and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards or changing customer requirements. Our success depends, in part, on our ability to accomplish all of the following in a timely and cost-effective manner:

•	Effectively using and integrating new technologies;

•	Continuing to develop our technical expertise;

•	Developing services that meet changing customer needs;

•	Advertising and marketing our services; and

•	Influencing and responding to emerging industry standards and other changes.

The success of our business depends on the continued growth of digital media as a medium for commerce, content, advertising and communications.

Expansion in the sales of our services depends on the continued acceptance of the digital media as a platform for commerce, content, advertising and communications. The use of the digital media as a medium for commerce, content, advertising and communications could be adversely impacted by delays in the development or adoption of new standards and protocols to handle increased demands of digital media activity, cyber security, reliability, cost, ease-of-use, accessibility and quality-of-service. The performance of the Internet as a medium for commerce, content, advertising and communications has been harmed by viruses, worms, hacking and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason digital media does not remain a medium for widespread commerce, content, advertising and communications, the demand for our products would be significantly reduced, which would harm our business.

Platform system disruptions could cause delays or interruptions of our services, which could cause us to lose customers or incur additional expenses.

Our success depends on our ability to provide reliable service. Although our network service is designed to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, overloading of our network and problems with the systems of competitors with which we interconnect, such as damage to our commun ications systems and power surges and outages. Any significant disruption in its network could cause it to lose customers and incur additional expenses.

16

Intellectual property infringement claims are common in the industry and, should such claims be made against us, and if we do not prevail, our business, financial condition and operating results could be harmed.

The Internet, mobile media, software, mass media and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights, domestically or internationally. As we grow and face increasing competition, the probability that one or more third parties will make intellectual property rights claims against us increases. In such cases, our technologies may be found to infringe on the intellectual property rights of others. Additionally, many of our subscription agreements may require us to indemnify our customers for third-party intellectual property infringement claims, which would increase our costs if we have to defend such claims and may require that we pay damages and provide alternative services if there were an adverse ruling in any such claims. Intellectual property claims could harm our relationships with our customers, deter future customers from subscribing to our products or expose us to litigation, which could be expensive and divert considerable attention of our management team from the normal operation of our business. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend against intellectual property claims by the third party in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand, business and results of operations.

Patent positions in the media industry are uncertain and involve complex legal, scientific and factual questions and often conflicting claims. The industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, established companies have used litigation against emerging growth companies and new technologies as a means of gaining a competitive advantage.

In addition, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and third parties’ inventions. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or may significantly restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology, which could require significant effort and expense. Any of these outcomes could adversely affect our business and results of operations. Even if we prove successful in defending ourselves against such claims, we may incur substantial expenses and the active defense of such claims may divert considerable attention of our management team from the normal operation of our business.

Our business could be harmed if we are unable to protect our proprietary technology.

We rely primarily on a combination of trade secrets, copyright and trademark laws to protect our technology. Despite these precautions, unauthorized third parties may infringe, copy, or reverse engineer portions of our technology. In the absence of significant patent protection, we may be vulnerable to competitors who attempt to copy our products, processes or technology, which could harm our business.

If we are unable to sell additional services to our existing customers or attract new customers, our revenue growth will be adversely affected.

To increase our revenues, we believe we must sell additional services to existing customers and regularly add new customers. If our existing and prospective customers do not perceive our products to be of sufficient value and quality, we may not be able to increase sales to existing customers and attract new customers, or we may have difficulty retaining existing customers, and our operating results will be adversely affected.

17

If we are unable to effectively persuade prospective customers to buy our services in substitution for those of a competitor, our revenue growth may suffer.

Some of our newer services and initiatives require that we persuade prospective customers, or customers of our existing services, to purchase our newer services in substitution for those of a competitor. In some instances, the prospective customer may have built their business around the incumbent’s services. Persuading such prospective customers to switch providers may be difficult and require longer sales cycles, which will affect our ability to increase revenue in these areas. Moreover, the incumbent provider may have the ability to significantly discount its services or enter into long-term agreements, which would further impede our ability to increase our revenues.

Our resources may not be sufficient to manage our intended growth; failure to properly manage potential growth would be detrimental to our business.

We may fail to adequately manage our intended future growth. Most of our administrative, financial and operational functions come from acquired operations. Any growth in our operations will place a significant strain on our  resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so.

In addition to our Acquisitions, to the extent we acquire other business entities, we will also need to integrate and assimilate new operations, technologies and personnel. If we are unable to manage growth effectively, such as if our sales and marketing efforts exceed our capacity to install, maintain and service our products or if new employees are unable to achieve performance levels, our business, operating results and financial condition could be materially adversely affected. As with all expanding businesses, the potential exists that growth will occur rapidly. If we are unable to effectively manage this growth, our business and operating results could suffer. Anticipated growth in future operations may place a significant strain on management systems and resources. In addition, the integration of new personnel will continue to result in some disruption to ongoing operations. The ability to effectively manage growth in a rapidly evolving market requires effective planning and management processes. We will need to continue to improve operational, financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force.

We must keep up with rapid technology change and evolving industry standards in order to be successful. Our competitors may be better positioned than we are to adapt to rapid changes in technology, and we could lose customers.

The markets for our services are characterized by rapidly changing technology and evolving industry standards. Any products or services that we develop may become obsolete or uneconomical before we recover any expenses incurred in connection with their development. Our future success will depend, in part, on our ability to effectively identify and implement leading technologies, develop technical expertise and influence and respond to emerging industry standards and other technology changes.

All this must be accomplished in a timely and cost-effective manner. We may not be successful in effectively identifying or implementing new technologies, developing new services or enhancing our existing services in a timely fashion. Some of our competitors have a much longer operating history, more experience in making upgrades to their networks and greater financial resources than we will have. We cannot assure you that we will obtain access to new technologies as quickly or on the same terms as our competitors, or that we will be able to apply new technologies to our existing networks without incurring significant costs or at all. In addition, responding to demand for new technologies would require us to increase our capital expenditures, which may require additional financing in order to fund. Further, our competitors, in particular the larger incumbent agencies, enjoy greater economies of scale in regard to vendor relationships. As a result of those factors, we could lose customers and our financial results could be harmed. If we fail to identify and implement new technologies or services, our business, financial condition and results of operations could be materially adversely affected.

18

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations can be materially affected by conditions in the global capital markets as a result of the COVID-19 pandemic and the economy generally, both in the U.S. and perhaps even more so in Great Britain as a result of Brexit. Stresses experienced by global capital markets over the last few years have resulted in continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, uncertain real estate markets, increased volatility and diminished expectations for the economy. These factors combined with any decline in business and consumer confidence may have an adverse effect on our business.

We face considerable uncertainty in the estimation of revenues, related costs of services and their subsequent settlement.

Our revenues and the related cost of sales will often be earned and incurred with the same customers who can be our vendors and suppliers simultaneously. These revenues and their related costs may be based on estimated amounts accrued for pending disputes with vendors or based on project completion. Subsequent adjustments to these estimates may occur after the bills are received/tendered for the actual costs incurred and revenues earned, and these adjustments can often be material to our future operating results. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations. Actual results can differ from estimates, and such differences could be material.

We may acquire or make investments in companies or technologies that could cause loss of value to our stockholders and disruption of our business.

We intend to use a substantial portion of the net proceeds of this offering to pursue opportunities to acquire companies or technologies in the future. Entering into an acquisition entails many risks, any of which could adversely affect our business, including:

•	Failure to integrate the acquired assets and/or companies with our current business;

•	The price we pay may exceed the value we eventually realize;

•	Loss of share value to our existing stockholders as a result of issuing equity securities as part or all of the purchase price;

•	Potential loss of key employees from either our current business or the acquired business;

•	Entering into markets in which we have little or no prior experience;

•	Diversion of management’s attention from other business concerns;

•	Assumption of unanticipated liabilities related to the acquired assets; and

•	The business or technologies we acquire or in which we invest may have limited operating histories, may require substantial working capital, and may be subject to many of the same risks we are.

Our data systems could fail or their security could be compromised, and we will increasingly be handling personal data requiring our compliance with a variety of regulations.

Our business operations depend on the reliability of sophisticated data systems. Any failure of these systems, or any breach of our systems’ security measures, could adversely affect our operations, at least until our data can be restored and/or the breaches remediated. We have, to a limited extent, begun to serve as a conduit for personal information to third-party credit processors, service partners and others, and it is likely we will do so more regularly. The handling of such personal information requires we comply with a variety of federal, state and industry requirements governing the use and protection of such information, including, but not limited to, FCC consumer proprietary network information regulations, FTC consumer protection regulations, and Payment Card Industry (“PCI”) data security standards and, for the Healthcare division, the requirements of the Health Insurance Portability and Accountability Act (“HIPAA”) and regulations thereunder. While we believe we have taken the steps necessary to assure compliance with all applicable regulations and have made necessary changes to our data systems, any failure of these systems or any breach of the security of these systems could adversely affect our operations and expose us to increased cost, liability for lost personal information and increased regulatory obligations.

19

A security incident may allow unauthorized access to our systems, networks, or data or the data of clients, harm our reputation, create additional liability, and adversely affect our financial results.

Increasingly, companies are subject to a wide variety of attacks on their systems on an ongoing basis. In addition to threats from traditional computer “hackers,” malicious code (such as malware, viruses, worms, and ransomware, employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we may also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risks to us, our internal systems and our clients’ systems, and the information that they store and process. Third parties may attempt to fraudulently induce employees, users, or organizations into disclosing sensitive information such as user names, passwords, or other information or otherwise compromise the security of our internal electronic systems, networks, and/or physical facilities in order to gain access to our data or clients’ data, which could result in significant legal and financial exposure, a loss of confidence in our security, interruptions or malfunctions in our operations, and ultimately, harm to our future business prospects and revenue. Clients may also disclose or lose control of their API keys (functions and procedures which allow the creation of applications), secrets or passwords, or use the same or similar secrets or passwords on third parties’ systems, which could lead to unauthorized access to their accounts and data within the Company’s systems (arising from, for example, an independent third-party data security incident that compromises those API keys, secrets, or passwords). Despite our efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks, especially where they are attributable to the behavior on independent third parties beyond our control. In addition, the techniques used to sabotage or to obtain unauthorized access to systems and networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. As a result, it may not be possible for us to anticipate these techniques or implement adequate preventative measures to prevent an electronic intrusion into our systems and networks and we may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in systems, network or data security.

Security breaches impacting the Company could result in a risk of loss, unavailability, or unauthorized disclosure of this information, which, in turn, could lead to litigation, governmental audits, and investigation and possible liability (including regulatory fines), damage our relationship with existing clients, and have a negative impact on our ability to attract new clients. Furthermore, any such breach, including a breach of the systems or networks of our clients, could compromise our systems or networks, creating system disruptions or slowdowns and exploiting security vulnerability of our networks or the networks of our clients, and the information stored on our network or the networks of our clients could be accessed, publicly disclosed, altered, lost, or stolen, which could subject us to liability and cause us financial harm. In addition, a breach of the security measures of one of our clients could result in the destruction, modification, or exfiltration of confidential corporation information, or other data that may provide additional avenues of attack. These breaches, or any perceived breach, of our systems or networks or those of clients, whether or not any such breach is due to our vulnerability, may also undermine confidence in us, or our industry, and result in damage to our reputation, negative publicity and those of clients.

20

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in client engagement, or otherwise harm our business.

There currently are a number of laws, as well as proposals pending before federal, state, and foreign legislative and regulatory bodies. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and applies to many of our services in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union and may impact U.S. operations, as well to the extent they come under the GDPR. The GDPR applies to any organization with an establishment in the European Union for data processing purposes, as well as those outside the European Union if they process personal data of individuals in the European Union in connection with offering them goods or services or monitoring their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and additional obligations on service providers (such as any third parties to whom we may transfer personal data). Non-compliance with the GDPR can trigger fines of up to the greater of €20 million and 4% of our global revenue. Given the breadth and depth of changes in data protection obligations, compliance has caused us to expend resources, and such expenditures are likely to continue into the future as we continue our compliance efforts and respond to new interpretations and enforcement actions. The obligations imposed by E.U. data protection and related laws may conflict with the obligations imposed by other legal regimes, such as U.S. laws concerning government access to data. We may incur substantial expense in complying with the obligations to be imposed by the GDPR, and we may be required to make significant changes in our business operations and product development, all of which may adversely affect our revenues and our business overall. The California Consumer Privacy Act, or AB 375, creates new data privacy rights for users, effective in January 2020. The California law requires employers to tell employees the categories of personal information the Company has collected about them and the purposes for which it will be used. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services if applicable.

These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

An interruption in the supply of products and services that we obtain from third parties could cause a decline in sales of our services.

In designing, developing and supporting our services, we rely on many third-party providers. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. If our liquidity deteriorates, our vendors may tighten our credit, making it more difficult for us to obtain suppliers on terms satisfactory to us. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services, unless and until we are able to replace the functionality provided by these products and services. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

We rely on third-party vendors for information systems. If these vendors discontinue support for our systems or fail to maintain quality in future software releases, we could sustain a negative impact on the quality of our services to customers, the development of new services and features, and the quality of information needed to manage our business.

We have agreements with vendors that provide for the development and operation of back office systems such as ordering, provisioning and billing systems. We also rely on vendors to provide the systems for monitoring the performance and condition of our network. The failure of those vendors to perform their services in a timely and effective manner at acceptable costs could materially harm our growth and our ability to monitor costs, bill customers, and provision customer orders, maintain the network and achieve operating efficiencies. Such a failure could also negatively impact our ability to retain existing customers or to attract new customers.

21

Our quarterly operating results are subject to significant fluctuation and, as a result, period-to-period comparisons of our results of operations are not necessarily meaningful.

Our operating results are subject to significant fluctuations as a result of:

•	The success of our brand marketing campaigns;

•	Price competition from potential competitors;

•	The amount and timing of operating costs and capital expenditures relating to establishing the Company’s business operations;

•	The demand for and market acceptance of our products and services;

•	Changes in the mix of services sold by our competitors;

•	Timing of the RFP process.

•	The ability to meet any increased technological demands of our customers; and

•	Economic conditions specific to our industry.

Therefore, our operating results for any particular quarter may differ materially from our expectations or those of security analysts, if any, and securities traders and may not be indicative of future operating results. The failure to meet expectations may cause the price of our common stock to decline. Since we are susceptible to these fluctuations, the market price of our common stock may be volatile, which can result in significant losses for investors who purchase our common stock prior to a significant decline in our stock price.

Many of our key functions are concentrated in a single location, and a natural disaster or act of terrorism could seriously impact our ability to operate.

Our IT systems, production, inventory control systems, executive offices and finance/accounting functions, among others, are centralized in our Los Angeles, California facility. A natural disaster, such as a tornado, could seriously disrupt our ability to continue or resume normal operations for some period of time. Similarly, an act of terrorism could disrupt our facility. While we have certain business continuity plans in place, no assurances can be given as to how quickly we would be able to resume operations and how long it may take to return to normal operations. We may experience business interruptions and could incur substantial losses beyond what may be covered by applicable insurance policies, and may experience a loss of customers, vendors and employees during the recovery period.

Risks Relating to Our Common Stock and This Offering

Even if an active public market for our securities develops, it is not possible to predict the extent, liquidity and duration of any public trading market for our shares.

The size and nature of the trading market for our securities have been sporadic and subject to fluctuations. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of the Company’s Common Stock. There can be no assurance that a more active market for the Company’s Common Stock will develop, or if one should develop, there is no assurance that it will be sustained. This severely limits the liquidity of our Common Stock and has had a material adverse effect on the market price of the Company’s Common Stock and on our ability to raise additional capital.

The ability of any such market to provide liquidity for the holders of such shares and to establish a reasonable and rational pricing mechanism, will likely depend on many variables. These may include general economic conditions, public evaluation of our business model, our revenues, earnings and growth potential, the reputation of our management, the general state of the U.S. media industry, the impact of competition and regulation, and the like.

22

Limitation of liability and indemnification of officers and directors

Our officers and directors are required to exercise good faith and high integrity in the management of our affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no personal liability to us or our stockholders for damages for any breach of duty owed to us or our stockholders, unless they breached their duty of loyalty, did not act in good faith, knowingly violated a law, or received an improper personal benefit. Our Articles of Incorporation and By-Laws also provide for the indemnification by us of our officers and directors against any losses or liabilities they may incur by reason of their serving in such capacities, provided that they do not breach their duty of loyalty, act in good faith, do not knowingly violate a law, and do not received an improper personal benefit. Additionally, we have entered into individual Indemnification Agreements with our directors and officers to implement with more specificity the indemnification provisions provided by the Company’s By-Laws and provide, among other things, that to the fullest extent permitted by applicable law, the Company will indemnify such director or officer against any and all losses, expenses and liabilities arising out of such director’s or officer’s service as a director or officer of the Company, as the case may be. The Indemnification Agreements also contain detailed provisions concerning expense advancement and reimbursement. Moreover, the Consulting Agreement with SAB Management, LLC. (for Andrew Bressman’s services) requires the Company to indemnify Mr. Bressman and SAB Management, LLC.

In so far as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Resale of shares could adversely affect the market price of our common stock and our ability to raise additional equity capital

If our stockholders sell substantial amounts of our common stock in the public market, including shares issuable upon the effectiveness of a registration statement, upon the expiration of any statutory holding period under Rule 144, any lock-up agreement or shares issued upon the exercise of outstanding options, warrants or restricted stock awards, it could create a circumstance commonly referred to as an “overhang” and, in anticipation of which, the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In general, a non-affiliated person who has held restricted shares for a period of six months, under Rule 144, may sell into the market our common stock all of their shares, subject to the Company being current in its periodic reports filed with the SEC. An affiliate may sell an amount equal to the greater of 1% of the outstanding 14,961.290 shares as of July 1, 2020 or the average weekly number of shares sold in the last four weeks prior to such sale. Such sales may be repeated once every three months, and any of the restricted shares may be sold by a non-affiliate without any restrictions after they have been held one year.

Articles of Incorporation grants the Board of Directors the power to designate and issue additional shares of preferred stock.

Our Articles of Incorporation grants our Board of Directors authority to, without any action by our stockholders, designate and issue, from our authorized capital, shares in such classes or series as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of preferred stock that may be issued could be superior to the rights of the common stock offered hereby. Our board of directors’ ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Further, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the shares of common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of our stockholders and may dilute our book value.

There is no guarantee that our applications to list our common stock on the Exchange will be approved.

As a condition to consummating this offering, our common stock offered in this prospectus must be listed on the Exchange. Accordingly, we have applied to list our common stock on the Exchange. There can be no assurance that the Exchange will approve our application for listing of our common stock. The approval processes for listing our shares of common stock on the Exchange, or any other exchange, involves factors beyond our control.

23

If we are not able to continue to meet the NYSE American rules for continued listing, our common stock could be delisted.

We have applied to have our securities listed on the NYSE American on the effective date of this registration statement. However, if our securities are listed and we are unable to meet the NYSE American rules for continued listing on the NYSE American, notably, the minimum bid price rule and the stockholders’ equity minimum, our common stock could be delisted.

If our common stock is delisted by NYSE American, our common stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of stockholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and there can be no assurance that our common stock will be eligible for trading or quotation on any alternative exchanges or markets.

Delisting from the NYSE American could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include: control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; manipulation of prices through prearranged matching of purchases and ales and false and misleading press releases; “boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Furthermore, the penny stock designation may adversely affect the development of any public market for our shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in penny stock is suitable for customers. Penny stocks are securities (i) with a price of less than five dollars ($5.00) per share; (ii) that are not traded on a “recognized” national exchange; and (iii) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act and Rule 15g-2 of the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock. Rule 15g-9 of the SEC requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.

This procedure requires the broker-dealer to (i) obtain from the investor information concerning his financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company’s stockholders to resell their shares to third parties or to otherwise dispose of them.

24

We do not anticipate paying cash dividends on our common stock, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We have not declared or paid any cash dividends on our Common Stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our Common Stock will depend upon any future appreciation in their value. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Sarbanes-Oxley and federal securities laws reporting requirements can be expensive.

As a public reporting company, we are subject to the Sarbanes-Oxley Act of 2002, as well as the information and reporting requirements of the Exchange Act and other federal securities laws. The costs of compliance with the Sarbanes-Oxley Act and of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC, and furnishing audited reports to stockholders, are significant and may increase in the future. Our securities registration with the SEC was revoked in June 2018, as a result of our failure to file with the SEC required periodic reports since the filing of its Form 10-K in August 2016. Upon the effectiveness of this registration statement, our securities will be registered with the SEC once again. However, there can be no assurance we will be able to report on a timely basis in the future. Any subsequent revocation will be expected to have an adverse effect on the market price of our securities.

The trading price of our common stock has been and may be volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our Common Stock has been and is likely to be highly volatile and could fluctuate in response to factors such as:

•	actual or anticipated variations in our operating results;

•	announcements of new products or developments by us or our competitors;

•	regulatory actions regarding our services;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	adoption of new accounting standards affecting our industry;

•	sales of our Common Stock or other securities in the open market; and

•	other events or factors, many of which are beyond our control.

The stock market is subject to significant price and volume fluctuations. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against such a company.

Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

25

Insiders will continue to have substantial control over the Company, which could delay or prevent a change in corporate control or result in the entrenchment of management or our board of directors.

As of July 1, 2020, Peter Coates, together with any affiliates and related persons, beneficially owned approximately 7,902 ,906 shares (24.0%) of our common stock on an as-converted basis with all outstanding Preferred Stock. (collectively, our Vo ting Securities) Geoffrey Noel Bond beneficially owned 2,640,000 shares (8.0%) of our common stock on an as-converted basis of his Preferred Stock. The law firm of Davidoff Hutcher & Citron LLP, as escrow agent for the benefit of the shareholders of Pangaea Trading Partners, held, approximately 2,792,361 approximately 8.5% of voting securities of our 32,981,326 voting securities of July 1, 2020. As a result, Mr. Coates may have the ability to influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all   of our assets. Mr. Coates and affiliates may have the ability to influence the management and affairs of the Company in the foreseeable future. The foregoing could have the effect of:

•	delaying, deferring or preventing a change in control;

•	entrenching or changing our management or our Board of Directors;

•	impeding a merger, consolidation, takeover or other potential transaction affecting our business or the control of our Company.

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our results of operations or the market value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development and approval of our products and cause the price of our common stock to decline.

If you purchase our securities sold in this offering, you will experience immediate dilution as a result of this offering.

Because the effective price per share of common stock being offered will be higher than the net tangible book value per share of our common stock, you will experience dilution to the extent of the difference between the effective offering price per share of common stock you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of March 31, 2020 was a negative approximately $18.8 million, or $(0. 57 ) per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of voting securities outstanding. See “Dilution” on page  32 for a more detailed discussion of the dilution you will incur in this offering.

If you purchase our securities in this offering you may experience future dilution as a result of future equity offerings or other equity issuances.

In order to raise additional capital, we believe that we will offer and issue additional shares of our common stock or other securities convertible into or exchangeable for our common stock in the future. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

26

In addition, we may have a significant number of stock options and warrants outstanding at exercise prices substantially lower than the public offering price. To the extent that outstanding stock options or warrants have been or may be exercised or other shares issued, you may experience further dilution, Further, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Trading of our common stock is limited, and trading restrictions imposed on us by applicable regulations may further reduce trading in our common stock, making it difficult for our stockholders to sell their shares; and future sales of common stock could reduce our stock price.

Once listed, trading of our common stock will be conducted on the NYSE American. The liquidity of our common stock expected to be limited, at least initially, not only in terms of the number of shares that can be bought and sold at a given price, but also as it may be adversely affected by delays in timing of transactions and reduction in security analysts’ and the media’s coverage of us, if at all. These factors may result in different prices of our common stock than might otherwise be obtained in a more liquid market and could also result in a larger spread between the bid and asked prices of our common stock. In addition, without a large public float, our common stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future, if at all.

Risks Relating to Capital Structure

Because we went public as a “reverse merger,” we may not be able to attract the attention of brokerage firms.

Our 2015 merger may be characterized as a “reverse merger.” Accordingly, additional risks may exist as a result of such characterization. For example, securities analysts of brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our Common Stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

Applicable regulatory requirements may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of its business and its ability to obtain or retain listing of our common stock.

We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for effective management because of the rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of a series of related rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting roles as directors and executive officers.

Further, some of these changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business and our ability to obtain or retain listing of our shares of Common Stock on any stock exchange (assuming we elect to seek and are successful in obtaining such listing) could be adversely affected.

Provisions of our charter, bylaws, and Nevada law may make an acquisition of us or a change in our management more difficult.

Certain provisions of our Articles of Incorporation and Bylaws that are in effect could discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock. Shareholders who wish to participate in these transactions may not have the opportunity to do so.

27

Furthermore, these provisions could prevent or frustrate attempts by our shareholders to replace or remove our management. These provisions:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	authorize our board of directors to issue without shareholder approval blank check preferred stock that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;

•	establish advance notice requirements for shareholder nominations to our board of directors or for shareholder proposals that can be acted on at shareholder meetings;

•	authorize the Board of Directors to amend the By-laws;

•	limit who may call shareholder meetings; and

•	require the approval of the holders of a majority of the outstanding shares of our capital stock entitled to vote in order to amend certain provisions of our certificate of incorporation.

Section 78.438 of the NRS prohibits a publicly held Nevada corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last two years has owned 10% of voting stock, for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, or falls within certain exemptions under the NRS. As a result of these provisions in our charter documents under Nevada law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus include “forward-looking statements” based on our management’s beliefs and assumptions, and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or operating results, performances or achievements expressed or implied by the forward-looking statements not to occur or be realized. Statements regarding future events, developments, the Company’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. We develop forward-looking statements by combining currently available information with our beliefs and assumptions. These statements relate to future events, including our future performance, and management’s expectations, beliefs, intentions, plans or projections relating to the future and some of these statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “seeks,” “future,” “continue,” “contemplate,” “would,” “will,” “may,” “should,” and the negative or other variations of those terms or comparable terminology or by discussion of strategy, plans, opportunities or intentions. As a result, actual results, performance or achievements may vary materially from those anticipated by the forward-looking statements. These statements include, among others: statements concerning the benefits that we expect will result from our business activities and results of operation that we contemplate or have completed, such as increased revenues; and statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

28

Among the factors that could cause actual results, performance or achievements to differ materially from those indicated by such forward-looking statements are:

•	our ability to raise additional funds;
•	our ability to integrate and merge the combined operations of our acquired companies;
•	our ability to complete any potential acquisitions, and effectively integrate the entities;
•	general economic conditions in the United States and England as a result of the COVID-19 pandemic;
•	our ability to operate profitably;
•	our ability to sustain or grow our customer base for our current products and provide superior customer service;
•	our liquidity and working capital requirements, including our cash requirements over the next 12 months;
•	our ability to maintain compliance with the ongoing listing requirements for the NYSE American;
•	compliance with the U.S. and international regulations applicable to our business;
•	our ability to implement our business strategies and future plans of operations;
•	expectations regarding the size of our market;
•	our expectations regarding the future market demand for our services;
•	compliance with applicable laws and regulatory changes;
•	our ability to identify, attract and retain qualified personnel and the loss of key personnel;
•	economic conditions affecting the media industry in which we operate;
•	maintaining our intellectual property rights and litigation involving intellectual property rights;
•	our ability to anticipate and adapt to a developing market(s) and to technological changes; acceptance by customers of any new products and services;
•	a competitive environment characterized by numerous, well-established and well-capitalized competitors; and
•	the ability to develop and upgrade our technology and information systems.

Because forward-looking statements are subject to assumptions and uncertainties, actual results, performance or achievements may differ materially from those expressed or implied by such forward-looking statements. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date such statements are made. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. These risks should not be construed as exhaustive and should be read in conjunction with our other disclosures, including, but not limited to, the risk factors described in this prospectus. Other risks may be described from time to time in our filings made under the securities laws. New risks emerge from time to time. It is not possible for our management to predict all risks.

29

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock that we are offering to be approximately $[__________], assuming gross proceeds of $15,000,000 at a public offering price of $_____ per share, after deduction of Underwriters’ fees and estimated offering expenses of approximately $_______ payable by us, assuming the Underwriters do not exercise their over-allotment option. The public offering price per share will be determined between us and the underwriters based on market conditions at the time of the offering.

We intend to use the net proceeds from this offering as estimated for the following purposes:

•

We plan to use approximately $2,000,000 to extinguish current vendor debt (without interest or fixed maturity) of the Company and its subsidiaries, including the payment of accrued dividends. The balance of the proceeds will be used for potential acquisitions of businesses and/or products that complement and augment our business and for working capital, including general corporate purposes, such as research and development, general and administrative expenses, capital expenditures and compensation, including bonuses and deferred compensation, totaling approximately $11,500,00.00. In the event the over-allotment option is exercised in full, we will receive gross proceeds of $2,225,000 which will be used for potential acquisitions and/or working capital purposes. See “Business - Proposed Acquisitions” for information concerning the potential acquisitions;

The allocation of net proceeds to the Company from this Offering set forth above represents the Company’s current intentions. This allocation is based upon our present plans, and certain assumptions regarding current economic and industry conditions and the Company’s future prospects. The amounts and timing of our actual business expenditures will depend on numerous factors, including market conditions, business developments and opportunities and related rate of growth, sales and marketing activities and competition. Accordingly, management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of management regarding the application of the proceeds from this Offering. We may find it necessary or advisable to us portions of the proceeds from this Offering for other purposes. From time to time, we evaluate these proposes and other factors and we anticipate continuing to make such evaluations to determine the existing allocations of resources, including the proceeds of this Offering, are being optimized.

Pending use of the net proceeds from this offering, we may invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

30

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and our capitalization as of March 31, 2020, after giving retro active effect to our intended 1 for 15 reverse stock spli t prior to the date of this prospectus, and on an as adjusted basis to give effect to the sale of 3,333,333 shares in this offering at an assumed initial p ublic offering price of $4.50 per share, and giving effect to the use of proceeds, as described under “Use of Proceeds” above.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2020
	Actual (1)	As Adjusted (2)
Cash and cash equivalents

Stockholder’s equity:

Preferred stock, $0.20 par value: 15,000,000 shares authorized	1,221,000	1,221,000

6,105,149 shares issued and outstanding as of March 31, 2020, as adjusted

Common stock ($0.001 par value): 300,000,000 shares authorized; 14,961,290 shares issued and outstanding as of March 31, 2020 and 18, 294,623 , as adjusted (1)	14,962	18,295

Additional paid-in-capital	174,885,000	174,885,000

Stock payable	1,300,000	1,300,000

Accumulated deficit	(171,640,000)	(171,640,000)

Other Comprehensive Loss	60,000	60,000

Total stockholder’s equity	6,058,000

Total liabilities and stockholder’s equity	40,380,000

(1) Does not include as of Jul y 1, 2020: (i) options to purchase an aggregate of 3,343,056 shares of common stock; and (ii) warrants to purchase an aggregate of 7,214,926 shares of common stock. Gives retroactive effect to the issuance in July 2020 of an aggregate of 2,173,333 shares of common stock upon conversion of outstanding loans in the aggregate amount of $2,700,000, but does not include 2,666,667 shares issued in connection with the Company’s acquisition of Mission, which are held in escrow and subject to forfeiture as the Mission founders were terminated for cause. See “Business – Legal Proceedings” below.

(2) Assumes that 3,333,333 shares of our common stock are sold in the offering at an assumed price of $4.50 per share and that the net proceeds therefrom are approximately $_______ after deducting Underwriters’ commission. If the Underwriters’ overallotment option is increased in full, the net proceeds will increase to approximately $______________.

31

DILUTION

If you invest in the common stock offered by this prospectus, your interest in the common stock offered hereunder may be diluted to the extent of the difference between the price you pay for each share of common stock and the net tangible book value per share of our common stock and preferred stock (collectively, our “Voting Securities”) immediately after this offering. Our net tangible book value deficit as of March 31, 2020 was $(18,951,000) or $(0.570) per share of our Voting Securities. Net tangible book value per shares equal to our total tangible assets $15,371,000 minus total liabilities ($34,322,000), all divided by 32,981,326 Voting Securities outstanding as of March 31, 2020 (giving retroactive effect to the issuance of an aggregate of 2,173,000 shares upon conversion of outstanding loans aggregating $2,700,000 and our intended 1 for 15 reverse stock split prior to the date of this prospectus.

Assuming that we issue an aggregate of shares of common stock at a price of $4.50 per common share, after deducting the commissions and estimated offering expenses payable by us, our net tangible book value as of March 31, 2020 would have been approximately ($                 million), or ($                       ) per share of our Voting Securities. This calculation excludes the proceeds, if any, from the exercise of the Underwriters’ over-allotment option issued in this offering. This amount represents an immediate increase in net tangible book value of $_______ per share to our existing stockholders and an immediate dilution in net tangible book value of $______ per share to new investors in this offering.

We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the offering price per share of our common stock. The following table illustrates the per share dilution to investors purchasing securities in the offering:

	Pro Forma(1)	As Adjusted (2)
Assumed public offering price per share of common stock
Net tangible book value deficit per share as of March 31, 2020	$(0.57)
Increase in pro forma net tangible book value per share attributable to new investors in common stock purchased at closing.	$
Pro forma as adjusted net tangible book value per share as of March 31, 2020 after giving effect to this offering
Dilution in net tangible book value per share to new investors

32

This table does not take into account further dilution to new investors that could occur upon exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering. To the extent that outstanding options or warrants are exercised, or restricted stock units vest and settle, investors purchasing our common stock will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, as of March 31, 2020 , on a pro forma as adjusted basis as described above, the number of shares of our Voting Se curities , the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $ 4.50  per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors			%	$		%
		100.0%		$	100.0%		$

The amounts above are based on 14,961,29 0 shares of common stock outstanding  and an aggregate of 18,020,036 shares issuable  upon exercise of outstanding preferred stock (Col lectively, 32,981,326 of Voting Securities) , as of March 31, 2020, which includes as of that date:

2,495,000 shares of Series B Preferred Stock con vertible into approximately 594,048 shares of common stock at $4.20 per share: 911,149 shares of Series C Preferred Stock converti ble into approximately 12,148,654 shares of common stock at $0.75 per share; and 1,979,000 shares of Series D Preferred Stock convertible into  approximately 5,277,334 shares of common stock at $3.75 per share . Also includes 2,173,333 shares of common stock issued after March 31, 2020 upon conversion of outstanding loan s totaling $2,700,000.

The amounts above exclude:

•

3,343,056 shares of common stock issuable upon the exercise of outstanding non-plan stock options and stock options under our 2015 Employee, Director and Consultant Equity Incentive Plan, having a weighted average exercise price of $.75 per share;

•

7,214,926 shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $1.2008 per share; and 2,666,667 shares issued in connection with the Company’s acquisition of Mission, which shares are held in escrow and subject to forfeiture as Mission’s founders were terminated for cause.See “Business-Legal  Proceedings” below.

33

MARKET FOR REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

We have applied for a listing on the NYSE American under the symbol “TRKA,” to be effective upon the completion of the offering. The initial public offering price will be determined through negotiations between the Company and the Underwriter. Among the factors to be considered in making such determination are the prevailing market conditions, the Company’s financial and operating history and condition, its prospects and the prospects for the industry in general, the management of the Company and the market prices of securities for similar businesses to that of the Company. Our common stock has been quoted through various over-the-counter quotation systems at various times since its inception. Our common stock is currently listed for quotation on the OTC Markets Group Inc. (PINK) under the symbol “MTWO”, but there are no quotes for our common stock.

As of July 1, 2020, 14,961,290 shares of Common Stock were issued and outstanding which were held of record by approximately 400 stockholders. As of July 1, 2020, 720,000 shares of non-convertible Class A Preferred Stock were issued and outstanding which were held of record by an estimated 40 beneficial shareholders; 2,495,000 shares of Series B Preferred Stock convertible into approximately 594,048 shares of Common Stock were issued and outstanding which were held of record by 16 shareholders; 911,149 shares of Series C Preferred Stock convertible into 1 2,148,654 shares of Common Stock were held of record by approximately 43 different shareholders, and 1,979,000 shares of Series D Preferred Stock convertible into 5,277,334 shares of Common Stock were held of record by 37 different shareholders.

Dividends

The Company has not paid any cash dividends on its stock. Dividends may not be paid on the common stock while there are accrued but unpaid dividends on the Class A Preferred Stock, which bears a 9% cumulative dividend. Payments must come from funds legally available for dividend payments. It is the current intention of the Company to retain any earnings in the foreseeable future to finance the growth and development of its business and not pay dividends on the common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected consolidated financial and operating data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of many important factors, including the factors we describe under “Risk factors,” “Cautionary Notice Regarding Forward Looking Statements” and elsewhere in this prospectus.

OVERVIEW

Troika Media Grou p,Inc. was incorporated in Nevada in 2003, The C ompany is a transatlantic agency focusing on branding, digital marketing and performance media service s, using actionable intelligence across all broadcast digital media  and live experiences. On June 12, 2017, we completed a merger with Troika Design Group, Ince. a strategic brand consultancy with deep expertise in entertainment media, s ports, consumer goods and service brands. On June 29, 2018, we acquired all of the capital stock of Mission Culture LLLC and Mission Media Holdings Limited, a London headquartered , with North American operations since 2009, as a brand experience and communicat i ons agency that specializes in consumer immersion through  a cultural lens , via live experiences, brand partnerships, public relat i ons and social and influencer engagement.In October 2016, our secured lenders took control of the Compan y ’s then operating subsidiaries which ceased operations and are included in discontinued operations.

The Impact of the Global COVID-19 Virus

In March 2020, the World Health Organization categorized the coronavirus (COVID-19) as a pandemic, and it continues to spread throughout the United States and the rest of the world with different geographical locations impacted more than others. The outbreak of COVID-19 and the resulting public and private sector measures to reduce its transmission, such as the imposition of social distancing and orders to work-from-home, stay-at-home and shelter-in-place, have adversely impacted our business and those of our clients. Businesses have adjusted, reduced or suspended operating activities, which has negatively impacted the clients we service. We continue to believe our focus on our strategic strengths, including talent, our differentiated market strategy and the relevance of our services, including the longevity of our relationships, will continue to assist our Company as we navigate a rapidly changing marketplace. The effects of the COVID-19 pandemic will negatively impact our results of operations, cash flows and financial position; however, the extent of the impact will vary depending on the duration and severity of the economic and operational impacts of COVID-19.

34

We have taken steps to protect the safety of our employees, with a large majority of our worldwide workforce now working from home, while developing creative ideas to protect the health and well-being of our communities and setting up our people to help them do their best work for our clients while working remotely. With respect to managing costs, we have multiple initiatives underway to align our expenses with changes in revenue. The steps being taken across our agencies and corporate group include deferred merit increases, freezes on hiring and temporary labor, major cuts in non-essential spending, staff reductions, furloughs in markets where that option is available and salary reductions, including voluntary salary deferment for our senior corporate management team. In addition, we remain committed to and have intensified our efforts around cash flow discipline, including the identification of significant capital expenditures that can be deferred, and working capital management. We began to see the effects of COVID-19 on client spending, notably in the UK and US markets with our Mission subsidiaries throughout the second quarter of calendar 2020 with much of the work force of the UK subsidiary on furlough, and with our Troika Design subsidiary furloughed as March progressed. Due to mandatory stay at home orders and social distancing, our experiential business has been particularly impacted by COVID-19. Promotional and experiential events with the Company’s assistance are particularly susceptible to external factors and are being delayed by many of the Company’s Mission clients due to the effects of COVID-19. The Company is in the process of temporarily furloughing employees to reflect current reduced demands associated with those client sets. We expect a greater impact on our second calendar quarter results as clients respond to the current economic conditions by reducing their marketing budgets, which will affect the demand for our services.

We have also taken steps to strengthen our financial position during this period of heightened uncertainty. On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security (CARES) Act to provide relief as a result of the COVID-19 outbreak. The CARES Act, among other things, includes 1) provisions relating to compensation, benefits and payroll tax relief, 2) the availability of net operating loss carrybacks for periods beginning in 2018 and before 2021 and alternative minimum tax credit refunds, and 3) modifications to the net interest deduction limitations. The Company continues to examine the impacts the CARES Act may have on its business. The governments in which our International subsidiaries are located are offering similar business relief programs and the Company is examining the impacts of these programs on its operations as well.

In the current environment, a major priority for us is preserving liquidity. Our primary liquidity sources are operating cash flow, cash and cash equivalents and short-term investments. Although we expect to experience a decrease in our cash flow from operations as a result of the impact of COVID-19, we have obtained relief under the CARES Act in the form of a Small Business Administration backed loan. In aggregate we received $1.7 million in SBA stimulus “Payroll Protection Program” loans as of April 27, 2020. Of which the majority of these loans will be used for payroll. As per the US Government rules these amounts used for payroll, healthcare benefits and some of the loan may be forgiven. We believe these steps will enhance our financial resources as we navigate the period ahead.

In the United Kingdom, as of April 1, 2020, Mission furloughed 27 employees, saving £78,000 in April payroll, being made up of £55,000 of furlough monies from the government and £16,000 in associated payroll savings and applied for a 3-month rent holiday.

In May 1, 2020, Mission put on furlough an additional 5 employees bring the total to 32, alongside a 10% pay cut for all employees not furloughed, saving £111,000 in May payroll, being made up of £62,000 of furlough monies from the government, £33,000 of associated payroll savings and £16,000 in savings related to the pay cut.

On April 1, 2020, Troika Design Group actioned a 25% salary reduction across the entire Los Angeles staff and furloughed one office manager for a total savings of $112,000 per month.

See, Risk Factors Related to the COVID-19 Virus and Pandemic Response in General

35

RESULTS OF OPERATIONS

For the nine months ended March 31, 2020 compared to the nine months ended March 31, 2019

Our revenues for the nine months ended March 31, 2020 and 2019 were $20,759,000 and $30,673,000 respectively, a decrease of $9,914,000, or 32%, driven primarily by Mission Media under-performing in relation to the prior period.  Management believes the principal reason for this shortfall was due to Mission’s founder and President departing the Company in January 2019 and its impact did not materialize until the nine months ending March 31, 2020.

The costs of revenue exclusive of operating expenses for the nine months ended March 31, 2020 and 2019 were $11,106,000 and $17,246,000 respectively, a decrease of $6,140,000, or 36%.  The reduction in costs was driven p rimarily by the decrease in revenue for the period.  The gross profit margin for the nine months ended March 31, 2020 and 2019 were 47% and 44%, respectively.  The increase in gross profit margin is driven by an increase in retainer fees rather than project-based revenue.

The total operating expenses for the nine months ended March 31, 2020 and 2019 were $24,688,000 and $19,016,000 respectively, an increase $5,672,000, or 30%. The increase in costs was the result of a release of $7,571,000 in contingent earn out relating to the prior owners of Mission Media in the nine months ending March 31, 2019. The increase in costs from this release was offset by a reduction of selling, general, and administration expenses of $2,228,000 as costs were $19,483,000 and $21,711,000 for the nine months ended March 31, 2020 and 2019, respectively.

As a result of the foregoing, we incurred a net loss of $(15,195,000) for the nine months ended March 31, 2020 as compared with net income of $768,000 for the nine months ended March 31, 2019, primarily as a result of net income of $6,528,000 from discontinued operations and the release of $7,571,000 in contingent earn out.

Year ended June 30, 2019 compared to year ended June 30, 2018

Our revenues for the years ended June 30, 2019 and 2018 were $40,791,000 and $8,535,000 respectively, an increase of approximately $32,256,000, or 378%, driven by the acquisition of Mission-Media Holdings Limited in June 2018. Had the acquisition been completed on July 1, 2017, for years ended June 30, 2019 and 2018 the pro forma revenue was $40,791,000 and $44,336,000 respectively, a decrease of approximately $3,545,000, or 8%. This decrease is primarily due to the underperformance of the US subsidiary of Mission-Media Holdings Limited as a result of the abrupt departure of their President/Founder in January 2019.

The pro forma costs of revenue exclusive of operating expenses for the years ended June 30, 2019 and 2018 were $23,229,000 and $24,413,000 respectively, a decrease of $1,184,000, or 5%. The pro forma gross profit margin for the years ended June 30, 2019 and 2018 were relatively consistent at 43% and 45% respectively.

Given that the acquisition of Mission-Media Holdings Limited by the Company was June 28, 2018, the results of operations for the year ended June 30, 2018 do not reflect any operations. Consequently, it was determined by management that the financials were not comparable and refrained from submitting further analysis as it was considered non-material.

36

RELATED PARTY TRANSACTIONS

Daniel Jankowski Loan to the Company:

On December 19, 2018, Daniel Jankowski (“Lender”) made a loan to the Company in the amount of $1,300,000 (“Loan”). The Loan had a maturity date of June 15, 2019 (provided the maturity date may be extended an additional six (6) month period on a rolling basis) and carried an interest rate of 5% per annum. As additional consideration for the Loan, the Lender, or his designee, was granted $.05 five-year warrants to purchase 1,000,000 shares of the common stock of the Company. As of July 2019, the Company and the Lender agreed to convert the Loan into equity of the Company which resulted in the Lender, or his designees, entitled to receive 26,000,000 shares of the common stock of the Company and the Company paid Lb. €100,000 of the accrued interest in cash to the Lender. Subsequent to making the Loan, Mr. Jankowski was appointed to the Board of the Company and in July 2020 the 26,000,000 shares were issue d to Mr. Jankowski and his assignees.

Daniel Jankowski and Tom Ochocki Loan to Mission Media Limited:

On January 24, 2019, Daniel Jankowski and Tom Ochocki (collectively the “Lenders”) entered into a facility agreement with Mission-Media Limited (“MML”) in order to provide certain funds allowing MML to exit administration in the United Kingdom. Mr. Ochocki, as primary lender, provided MML up to 1,594,211 GBP ($1,997,690) and Mr. Jankowski provided up to 992,895 GBP ($1,244,190). This loan is due on the third anniversary date unless in default prior thereto. Mr. Ochocki was a member of the Board of the Company and subsequent to the loan, Mr. Jankowski was appointed to the Board. Both Lenders were appointed to the Board of Mission Media Holdings Limited. The loan has a repayment date of January 2022 and an interest rate of 0%.  Imputed interest for $22,000 and $35,000  was recorded for this facility agreement  for the year ending June 30 2019 and nine months end March 31, 2020, respectively. See also Certain Relationships and Related Person Transactions - Union Investment Management.

Balance Due to the Stephensons:

As of June 30, 2018, there was an accrued liability of $4,554,000 that was payable to the sellers of the Mission Group as part of the $11,000,000 cash consideration for the purchase price. This amount was paid on July 12, 2018 with the proceeds from the issuance of the Company’s series D preferred stock.

Director Loans:

In fiscal year 2018, the former owners of the Mission Group accumulated $835,000 in director loans due to the Company. To settle this balance, $676,000 was received in cash related to this balance in August 2018 and the remaining $159,000 was written-off as bad debt in the fiscal year ending June 30, 2019.

Note Payables to Daniel Pappalardo and the Estate of Sally Pappalardo

As of June 30, 2019 and 2018, the Company owed the founder and CEO of Troika Design Group, Inc. Dan Pappalardo approximately $200,000 and the estate of his mother Sally Pappalardo $235,000.  The loans are due and payable on demand and accrue interest at 10.0% per annum.

37

LIQUIDITY & CAPITAL RESOURCES

As of March 31, 2020 compare d with March 31, 2 019

As of March 31, 2020, the Company has a working capital deficit of $(12,760,000) compared with a deficit of $(6,353,000) at June 30, 2019. The increase in working capital deficit was the result from an increase of $1,145,000 in liabilities from accounts payable and accrued expenses, a decrease of $1,118,000 in accounts receivable, an increase of $1,094,000 in convertible note payables, an increase of $565,000 in contract liabilities relating to deferred revenue, and an increase of $2,179,000 in lease liabilities as a result of the recording of a new accounting standard.

Net cash used in operating activities decreased by $3,081,000 from $(5,937,000) to $(2,856,000) for the nine months ending March 31, 2019 and 2020 respectively.  This increase was the result of a $7,571,000 release in contingent earn out and a $4,174,000 increase in accounts receivable offset by an increase in net loss of $(9,435,000) from $(5,760,000) to $(15,195,000) for the nine months ended March 31, 2019 and 2020 respectively.

Net cash used in investing activities decreased by $(11,000) from $(78,000) to $(89,000) for the nine months ended March 31, 2019 and 2020 respectively as a result of additional fixed asset purchases.

Net cash provided by financing activities decreased by $(2,700,000) from $5,032,000 to $2,332,000 for the nine months ending March 31, 2019 and 2020 respectively.  This decrease was primarily the result of a decrease of $(5,147,000) in proceeds from the sale of series D preferred shares from $6,123,000 to $ 976,000 for the nine months ending March 31, 2019 and 2020, respectivel y.  This was offset by an increase of $1, 400,000 in proceeds from convertible note payables from $0 to $1,400,0 00 for the nine months ending March 31, 2019 and 2020, respectively .

Net cash used in discontinuing operations decreased by $66,000 from $(93,000) to $(27,000) for the nine months ending March 31, 2019 and 2020, respectively as a result of less disbursements being processed pertaining to liabilities of discontinued operations.

As a result of the forgoing, the Company had a decrease in cash of $(630,000) during the nine months ended March 31, 2020.

During the nine months ended March 31, 2020, the Company sold: 97,500 shares of Series D Preferred Stock at $10.00 per share for gross proceeds of $ 976 , 000.

During the nine months ended March 31, 2019, the Company sold: 26,250 shares of Series C Preferred Stock at $10.00 per share for net proceeds of $180,000; and 1,107,500 shares of Series D Preferred Stock at $10.00 per share for gross proceeds of $11,075,000 , including $5,000,000 advanced prior to June 30, 2018.

Year ended June 30, 2019 compared to year ended June 30, 2018

As of June 30, 2019, the Company has a working capital deficit of $(6,353,000) compared with a deficit of $(14,388,000) at June 30, 2018. This improvement resulted from a decrease of $6,528,000 in liabilities from discontinued operations, elimination of $4,554,000 in due to related party, and elimination of $1,195,000 representing the short-term portion of a contingent earn out, offset, in part by an increase in accounts payable and accrued expenses of $1,973,000 while net accounts receivable increased by $1,496,000. Net cash used in operating activities decreased by $754,000 from $(7,600,000) in Fiscal 2018 to $(6,846,000) in Fiscal 2019. This is primarily the result of an increase in amortization expense of $3,439,000 from $574,000 in Fiscal 2018 to $4,013,000 in Fiscal 2019 due to the acquisition of Mission as well as $3,082,000 in goodwill impairment recorded in Fiscal 2019.

Net cash used in investing activities decreased $4,615,000 from $(4,701,000) in Fiscal 2018 to $(86,000) in Fiscal 2019, as a result of the acquisition of Mission on June 28, 2018.

Net cash provided by financing activities decreased by $6,227,000 from $12,831,000 in Fiscal 2018 to $6,604,000 in Fiscal 2019. This resulted from a decrease in proceeds from the sale of capital stock of $12,941,000 in Fiscal 2018 to $7,890,000 in Fiscal 2019. The Company had $2,023,000 of loan proceeds from a related party and $1,300,000 of proceeds from a convertible note payable offset by $4,554,000 payable in connection with the Mission acquisition.

38

Net cash used in discontinuing operations decreased by $372,000 from $(505,000) in Fiscal 2018 to $(133,000) in Fiscal 2019, as a result of less disbursements being processed pertaining to liabilities of discontinued operations.

As a result of the forgoing, the Company had a decrease in cash of $(507,000) during Fiscal 2019.

During the fiscal year ended June 30, 2019, the Company sold: 20,000 shares of Series C Preferred Stock at $10.00 per share for net proceeds of $180,000; and 1,275,000 shares of Series D Preferred Stock at $10.00 per share for net proceeds of $12,710,000, including $5,000,000 advanced prior to June 30, 2018. Between July 1, 2019 and November 27, 2019, the Company sold an additional 97,500 shares of Series D Preferred Stock at $10.00 per share for $975,000. Each share of Series D Preferred Stock is convertible into 40 shares of common stock at $0.25 per share.

The Company sold 178,390 shares of Series C Preferred Stock for $1,576,000 exclusive of offering costs during the year ended June 30, 2018. Each share of Series C Preferred Stock is convertible into 200 shares of common stock, at $0.05 per share. The Company sold 616,500 shares of Series D Preferred Stock at $10.00 per share for $6,165,000.

Management’s plans to achieve profitability are as follows:

•	Enhancing creative solutions and recurring revenue delivered by the Company through data and technology acquisitions

•	Increase Troika’s footprint in a major media markets, such as New York, Los Angeles and London through Mission’s operations.

•	Further the Company’s integration and business development strategy through potential acquisitions and increase revenues from existing customers.

•	Save costs in overhead through reduced headcount due to synergies achieved with Mission and with the potential acquisition targets.

•	Expand consulting services with existing Mission and Troika clients.

•	Increase Mission business development from Troika’s existing clientele.

Based on current management plans, the Company believes that the current cash on hand, anticipated cash from operations and proceeds from equity financing is sufficient to conduct planned operations for one year from the issuance of the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered any off-balance sheet arrangements and do not have any holdings in variable interest entities.

39

Contractual Obligations

We have operating lease commitments and the following table summarizes these commitments at June 30, 2019:

Twelve Month Period Ending June 30,	Amount
2019	$2,373,000
2020	2,636,000
2021	2,518,000
2022	1,694,000
Thereafter	6,414,000
$15,635,000

40

CRITICAL ACCOUNTING POLICIES

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts and property and equipment valuation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue recognition: In accordance with the FASB issued amended guidance in the form of ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC 606”), the Company has modified its revenue recognition policy beginning in fiscal year 2019. The Company recognizes primarily four revenue streams and they are retainer fees, project fees, reimbursement income, and fee income. Retainer fees are non-refundable fixed amounts being received from a client often on a recurring basis and the performance obligation is the staff being available to provide consultation services. Consulting engagements do not incur a significant amount of direct costs however any costs are recognized as incurred. Consulting fees are recognized evenly throughout the term of the agreement.

Project fees are associated with the delivery of services and/or goods to a client and the revenue includes both the anticipated costs to deliver the product as well as the Company’s margin. As per ASC 606-10-25-31, the Company recognizes project fees over time by measuring the progress toward complete satisfaction of a performance obligation by measuring its performance in transferring control of the services contractually delivered to a client by applying the input method. Revenue is recognized based on the extent of inputs expended toward satisfying a performance obligation and it was determined that the best judge of inputs is the costs consumed by a project in relation to its total anticipated costs. As part of the close process the Company compiles a preliminary percentage of completion (POC) for each project which is the ratio of incurred costs to date in relation to the anticipated costs from the production team’s approved budgets. The POC ratio is then applied to the contracted revenue and the pro-rated revenue is then recognized accordingly.

Reimbursement income represents compensation relating to the out-of-pocket costs associated with a staging of a live event. As per 606-10-25-31, the Company recognizes reimbursement income over time by measuring the progress toward complete satisfaction of a performance obligation by measuring its performance in transferring control of the services contractually delivered to a client by applying the input method. The revenue is recognized based on the extent of inputs expended toward satisfying a performance obligation and it was determined that the best judge of input is the costs incurred to date in relation to the anticipated costs. As a result, unless an overage or saving is identified, the reimbursement income equates to the reimbursement costs incurred. Given that the Company contracts directly with the majority of the vendors and is liable for any overages, the Company is deemed a principal in this revenue transaction as they have control over the asset and transfer the asset themselves. As a result, this transaction is recorded gross rather than net.

41

Fee income represents the Company’s margin on the staging of a live event, is negotiated with the client prior and fixed. Based on ASC 606, the Company’s progress in satisfying the performance obligation in a contract is difficult to determine so as a result the fee income is only recognized at the conclusion of a project. Only upon confirmation the Company has performed all its contractual obligations as per the contract does the Company record fee income.

Accounts receivable : Our accounts receivable are amounts due from our clients. The Company accounts for unbilled accounts receivable using the percentage-of-completion accounting method for revenue recognized and the customer has not been invoiced due to the terms of the contract or the timing of the account invoicing cycle. For those clients to whom we extend credit, we perform periodic evaluations of accounts receivable and maintain allowances for potential credit losses as deemed necessary.

The Company periodically reviews the outstanding accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. When a customer’s account is deemed to be uncollectible the outstanding balance is charged to the allowance for doubtful accounts. As of June 30, 2019 and 2018, the Company had $385,000 and $273,000, in allowance for doubtful accounts, respectively.

Property and Equipment, Net: Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consist of furniture and computer equipment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Maintenance and repairs are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the statements of income in the period realized.

Goodwill: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill is tested annually at June 30 for impairment. The annual qualitative or quantitative assessments involve determining an estimate of the fair value of reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill exists. A qualitative assessment evaluates whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step quantitative goodwill impairment test. The first step of a quantitative goodwill impairment test compares the fair value of the reporting unit to its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss may be recognized. The amount of impairment loss is determined by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount. If the carrying amount exceeds the implied fair value then an impairment loss is recognized equal to that excess. A goodwill impairment charge of $3,082,000 was recorded as a result of the Company’s annual impairment assessment in fiscal year 2019. The Company has adopted the provisions of ASU 2017-04—Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 requires goodwill impairments to be measured on the basis of the fair value of a reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. Thus, ASU 2017-04 permits an entity to record a goodwill impairment that is entirely or partly due to a decline in the fair value of other assets that, under existing GAAP, would not be impaired or have a reduced carrying amount. Furthermore, the ASU removes “the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test.” Instead, all reporting units, even those with a zero or negative carrying amount will apply the same impairment test. Accordingly, the goodwill of reporting unit or entity with zero or negative carrying values will not be impaired, even when conditions underlying the reporting unit/entity may indicate that goodwill is impaired.

We test our goodwill for impairment annually, or, under certain circumstances, more frequently, such as when events or circumstances indicate there may be impairment. We are required to write down the value of goodwill only when our testing determines the recorded amount of goodwill exceeds the fair value. Our annual measurement date for testing goodwill impairment is June 30.  It was determined by the Company that the COVID-19 pandemic was a triggering event and after an internal evaluation it was concluded that an impairment for goodwill was required on March 31, 2020 for $1,387,000 and this wi ll be reevaluated June 30, 2020.  None of the goodwill is deductible for income tax purposes.

42

Intangible Assets: Intangible assets with finite useful lives consist of tradenames, non-compete agreements, acquired workforce and customer relationships and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying amount and the fair value of the impaired asset. There was no impairment recorded for intangibles in 2019 and 2018.

Income taxes: The Company accounts for its income taxes in accordance with Income Taxes Topic of the FASB ASC 740, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Stock-based compensation: The Company provides compensation costs for our stock option plans determined in accordance with the fair value-based method to estimate the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provide for expense recognition over the service period, if any, of the stock option.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks, primarily changes in U.S. and LIBOR interest rates and risk from potential changes in the U.S./United Kingdom currency exchange rates as they relate to our services and purchases for our EU customers.

Foreign exchange gain / (loss)

Transactions denominated in a foreign currency give rise to a gain (loss) which is included in selling, general and administrative expenses in the consolidated statement of comprehensive loss. For the years ended June 30, 2019 and 2018, transaction losses were not material.

The consolidated financial statements of the Company are presented in U.S. dollars. The functional currency for the Company is U.S. dollars for all entities other than Mission Media Limited whose operations are based in the United Kingdom and their functional currency is British Pound Sterling (GBP). Transactions in currencies other than the functional currencies are recorded using the appropriate exchange rate at the time of the transaction. All assets and liabilities are translated into U.S. Dollars at balance sheet date, shareholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive (loss) gain. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations.

Translation of Financial Results

Because we translate a portion of our financial results from UK Pounds to U.S. dollars, fluctuations in the value of the currency directly effect on our reported consolidated results. We do not hedge against the possible impact of this risk. A ten percent adverse change in the foreign currency exchange rate would not have a significant impact on our consolidated results of operations or financial position.

43

BUSINESS

General Development of Businesses

Troika Media Group, Inc. (f/k/a M2 nGage Group, Inc. and f/k/a Roomlinx, Inc., hereinafter the “Company”) was formed in 2003 under the laws of the State of Nevada. On June 12, 2017, the Company entered into and completed a Merger Agreement with Troika Design Group, Inc. (“Troika Merger”). Troika Design Group, Inc. is a strategic brand consultancy with deep expertise in entertainment media, sports, consumer goods and service brands. Prior to the Troika Merger, on October 24, 2016, the Company’s secured lenders took control of all of the equity interests, assets and liabilities of two of the Company’s subsidiaries: M2 nGage Communications Inc., and M2 nGage Inc., and certain operating subsidiaries of the Company also ceased operations. See Business - “Discontinued Operations” below.

On June 29, 2018, the Company acquired all the capital stock (the “Mission Acquisition”) of Mission Culture LLC and Mission Media Holdings Limited (collectively, “Mission”). Mission is a London-headquartered brand experience and communications agency that specializes in consumer immersion through a cultural lens, via live experiences, brand partnerships, public relations, and social and influencer engagement. Mission was founded in London in 2003 and began its North American operations in 2009.

The Company is in negotiations with several leaders in digital media marketing, including digital programmatic buying strategy. We cannot assure you that we will consummate any acquisition on favorable terms, if at all. See “Use of Proceeds.” For matters related to the recent COVID-19 pandemic, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Overview- “The Impact of the Global COVID-19 Virus.”

Overview

Our newly combined company offers clients innovative solutions for driving business performance through consumer experience across all brand touchpoints. Mission’s transatlantic presence in both the United Kingdom and New York enhances Los Angeles based Troika’s existing suite of branding, digital marketing and performance media services, and greatly expands its base and regional reach. TMG focuses on branding , digital marketing and performance media services, using actionable intelligence across all broadcast digital media and live experiences.

Our operations are based in New York with fully staffed offices in Los Angeles and London, which allows the team of approximately 131 employees to directly service clients globally. In order to accelerate growth, we intend to offer expanded services to our existing roster of global brands, making the Company more competitive in attracting new clients.

Our goal is to create an agile and comprehensive communications agency that brings together experienced senior executives in every discipline that we offer to our clients. Management believes that culturally connected, personality-led, one-to-one brand and product efforts are the best way to secure clients and motivate sales. Management also believes that by taking its brand, culture, and advertising credentials, coupled with expertise in design, creating experiences, public relations, and digital communications, we will be able to build a fast, agile and accountable business model. We will also continue to develop intellectual property in our work and in the businesses that we seek to acquire.

The Company generates revenue through:

•	Media Services and Analytics Platform

•	Digital Marketing, Data Analytics & Reporting Services

•	Strategic media buying and planning

•	Design and Branding

•	Brand Strategy Services

•	360 Brand Design

•	Advertising Creative & Sponsorship Integration

•	Brand Experience

•	Content Creation

Troika Media Group

In 2017, Troika launched its Troika digital division consisting of Troika Services and Troika Analytics whose performance marketing capabilities will allow the Company to measure key performance indicators, thus allowing clients to track return on investment in a way not seen in brand and experience marketing, resulting in actionable intelligence. The new combined entity creates a complementary group that is truly unequaled and talented, taking Troika’s best in class branding and digital work and uniting it with Mission’s vast credentials in experience, culture, marketing, and public relations.

44

The Company has the capacity to expand services to provide complete holistic solutions for its clients. The comprehensive offering meets the full needs of clients by providing then with a single agency that can serve all of their communication needs.

Rebranding

The Company changed its name to Troika Media Group, Inc., following the Troika Merger to continue to develop the already strong Troika name and reputation in the media and design space. The names of the Company’s operating subsidiaries were also changed to reflect the new branding of the entire Company. We believe that this streamlined branding will allow for better name recognition, as well as helping cross-sell our various services to our existing customers.

Through its subsidiaries, Troika Media Group, Inc. provides the following services:

•	Media Services and Analytics Platform
•	Digital Marketing, Data Analytics and Reporting
•	Media Content for events and hospitality customers
•	Sponsorship partnerships and advertising opportunities.
•	Expert in Analytics and Big Data; reputation for technology, innovation and affordability
•	Strategic media buying and planning
•	Design and Branding
•	Market Research and Insights
•	Brand Strategy
•	360 Brand Design
•	Advertising Creative and Sponsorship Integration
•	Design, Animation and Post Production Studio
•	Live-Action Production LLC
•	Brand Experience and Fan Engagement
•	Content Creation
•	Sonic Branding and Original Music

Business Strategy

We continue to execute on all aspects of our business, including our digital technology and media business serving the sports, entertainment and convention center market. We have found that truly successful businesses find ways of taking fixed assets and generating multiple revenue opportunities over those fixed assets, preferably on a contractual monthly recurring revenue or retainer model, thereby improving profitability. The Troika brand brings media and design expertise and experience with a proven track record of success in major brand identity and development projects boasting some of the premier names in the sports and entertainment industries.

45

We consider our digital technology and media services to be our high growth business. The Troika brand gives the Company in-house, design, content inventory, research and branding services allowing us to bring a suite of engagement services to our clients and making us a “one stop” shop for digital media needs. The new strategic design for the Company combines brand, marketing and fan engagement services provided by Troika with a mobile connectivity and advertising platform provided by Troika Services. Together, they offer solutions for engaging audiences and fans through various channels.

Troika’s operating subsidiaries are organized into three primary business units: (1) design and brand identity; (2) media content/data analytics and advertising; and (3) platform and intellectual property development, all of which together provide a comprehensive solution for business and media partners.

Management believes based on its knowledge of the industry at this stage of digital evolution, the market needs a new breed of a modern agency using open web-first approach to take the power and control out of walled gardens, such as Google, Facebook and Amazon, hands and put it back into the hands of marketers, where it belongs. Today, walled gardens’ intensives are not aligned with marketer’s success.

Additionally, holding companies such as GroupM, Publicis, IPG, Dentsu are struggling with baggage, distractions and broken financial models that remove value from working media, which is often the most expensive thing a marketer pays for, in automated digital environments and do not help with the walled garden problem.

A modern agency not only has to be fully transparent and laser focused on applying data and technology to put control and leverage back in the hands of the marketer across audience strategy, addressable media planning and activation and world class personalized creative, but it also has to have a financial model that allows it to provide highest level of expert service and technology without a need to up-sell useless features. This is our plan and our mission.

Our Competitive Advantage

•	Industry Leading Management - Assembled management expertise across all agency disciplines and offerings consisting of established industry leaders.
•

Integrated Services - Integrated Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Design, Production, Content, Event Marketing, Public Relations, Partnerships and Social Media.

•	Category Experience - Entertainment Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Leisure Entertainment.
•	Results Driven - We are revolutionizing how brands drive customer engagement, conversion, loyalty and lifetime value though integrated branding, advertising and performance optimization.
•

One Stop - Integrated, full-service solution with our broad talent, skills and experience, provides client the confidence in having one organization handling all or the majority of their campaigns and projects.

Market Opportunity

We seek to capitalize on the convergence of wireless, broadband, and content-based service models. Today every brand needs engaged audiences and loyal fans. Building an exciting brand experience is key to maintaining fan loyalty and engagement. Media has been democratized and audiences are becoming ever more fragmented. As a result, brands now struggle to connect with consumers. We are scaling the business by expanding into new verticals, bringing entertainment media category expertise to brands that need to engage consumers on their terms, as audiences and fans. Moreover, growth in new applications in wireless services and multimedia services, increasing demand for high quality mobile and high definition video entertainment services, drive the underlying demand for our branding and analytics services. It is widely accepted that existing networks and technologies cannot fulfill this demand.

The following statistics foretell the expanding market we seek to service:

•	Global internet users = 3.4 billion people in 2016 with 10% annual growth is over 50% of the population in 2018 (Internet Trends 2017 - Code Conference, Mary Meeker, May 31, 2017, Kleiner Perkins Conference, hereinafter referred to as “Kleiner Perkins Report”).

•	4 Hours and 7 Minutes: According to Digital Trends - Average time spent by users on smartphones daily other than talking.

•	Digital media use is between 49% and 42% for ages 18-49 (Internet Trends 2017 - Code Conference - Mary Meeker, May 31, 2017 Kleiner Perkins Conference, hereinafter referred to as Kleiner Perkins Report ).

•	According to Forbes, people in the U.S. check their Facebook, Twitter, and other social media accounts a staggering 17 times a day, meaning at least once an hour.

•	Nielsen Company report reveals that adults in the U.S. devoted approximately 10 hours and 39 minutes each day consuming media during the fourth quarter of 2018.

46

Although we have been able to pursue our growth strategy, general economic conditions, and market uncertainty may negatively affect our financial results in future periods. We anticipate that the rate of branding and experiential activities will become more predictable however may vary from quarter to quarter. Consequently, if anticipated business in any quarter do not occur when expected, expenses and resource levels could be disproportionately high, and our operating results for that quarter and future quarters may be adversely affected. Further, given the lag between the incurrence of expenses in connection with branding and experiential services, we anticipate that, while we will see organic growth that positions us for future profitability, our costs of sales and other operating expenses may exceed our revenues in the near term. We have incurred operating losses since our inception.

We continue to execute on all aspects of our business, including our digital technology and media business serving the sports, entertainment and convention center market. We have found that truly successful businesses find ways of taking fixed assets and generating multiple revenue opportunities over those fixed assets, preferably on a contractual monthly recurring revenue or retainer model, thereby improving profitability. The Troika brand brings media and design expertise and experience with a proven track record of success in major brand identity and development projects boasting some of the premier names in the sports and entertainment industries.

The following factors   present a favorable market opportunity for us:

•	Ad spend shifting to digital
•	Digital media use is between 49% and 42% for ages 18-49 (Kleiner Perkins Report)
•

Digital advertising is expected to grow at more than double the pace of the overall U.S. ad industry through at least 2020, as added investments continue to flow to mobile, social and video formats, while focus on print ad spending such as newspaper and magazine ads continues to decline.

•	In 2016, digital ad spending surpassed TV ad spending for the first time, and digital ad spending is expected to account for roughly half of total media ad spending by 2021
•	The market for Internet advertising is expanding at over 20% year-on-year (Kleiner Perkins Report)
•	Half of all advertising spending will be on digital media ad formats by 2019/2020, compared to 46% in 2018 (Magna)
•

A significant driver of digital ad spending, mobile accounted for 70% of total digital ad spending in 2017 and is expected to grow by an average year-over-year rate of 15% in the years 2018 - 2022. Display, which passed search in 2016 as the most popular digital ad format, will continue to show double-digit year-over-year growth in the years 2018 - 2021. The source for the foregoing forecast is US Ad Spending: The eMarketer Forecast for 2017; eMarketer Report, Published March 15, 2017, hereinafter referred to as “e-Marketer Report.”

We believe we will be well positioned to compete due to our numerous advantages:

•	Global end-to-end branding & advertising solution

•	Blue-chip clients with longevity

•	Headquartered in three major cities, New York, Los Angeles and London

•	Approximately 89 employees (excluding Covid-19 furloughed employees) plus 14 contractors

•	Capabilities: Branding, Advertising, Data Analytics, Performance Media, Research & Insights, Content, PR, Social, Partnerships, Mobile

•	Categories: Entertainment & Media, Sports, Fashion, Gaming/eSports, Consumer Goods, Telco, Tech, Healthcare, Pharmaceutical, Leisure and Entertainment.

While the COVID-19 pandemic has impacted every aspect of the nation and the world, it has created opportunities for companies despite the unfortunate disruptions and changes in life. Moreover, with the recent remission of the international impact associated with the COVID-19 (aka “coronavirus”) pandemic, the Company expects to be able to acquire entities distressed by the recent pandemic upon favorable terms and at a cost savings to the Company and thereby increase our capabilities in a more cost-effective manner. These entities will likely already be streamlined as a result of measures taken to reduce the impact of the pandemic and integration and realization of synergies, we expect to the completed on an expedited basis accordingly.

47

The Troika Merger

Upon the terms and conditions of the Troika Merger, the Company’s wholly owned subsidiary Troika Acquisition Corp., a California company, was merged with Troika Design Group, Inc. (“Troika Design”), with Troika Design and its subsidiary Troika Productions, LLC, surviving as a wholly-owned subsidiary of the Company which changed its name to Troika Media Group Inc. The existing business of Troika Design remained with Troika Design and Dan Pappalardo was appointed president. As a result of the Troika Merger, Mr. Pappalardo was granted 30,700,000 shares of the common stock of the Company and a total of $5,000,000 of new capital was infused into the Company and subsidiaries. The merger consideration was determined by the Company, after a thorough review of prospective acquisitions, the benefits of the merger with Troika Design, including access to capital, increased market opportunities and reach, perceived synergies, efficiencies and other financial considerations, as well as a strategic growth plan contemplated by management of the combined entity.

Mission Media Group

Overview

The Company’s Mission subsidiary is a transatlantic brand experience and communications agency that specializes in brand strategy, communications and experiential marketing. It provides services such as brand fundamentals development, brand voice and personality development, marketing strategy, public relations, crisis management, physical and digital experiential. London and New York-based Mission was founded in 2003 in London England. In 2009, Mission opened a second office in New York.

Mission has a three-pronged business strategy: (1) Mission provides project-based marketing, experience, public relations, and digital media services; (2) Mission provides ongoing, retained public relations services; and (3) Mission has several independent projects it classifies as “ventures” being select businesses in which Mission provides marketing, public relations, and experience services in exchange for an equity stake in the respective businesses.

See “Properties” and “Legal Proceedings” below.

Business Strategy

Mission has a three-pronged business strategy: (1) Mission provides project-based marketing, experience, public relations, and digital media services; (2) Mission provides ongoing, retained public relations services; and (3) Mission has several independent projects it classifies as “ventures” being select businesses in which Mission provides marketing, public relations, and experience services in exchange for an equity stake in the respective businesses.

Business Segments

As an agency in the marketing and communications sector, Mission’s core business is marketing strategy executed through communications of all types including traditional, digital, and social media and public relations. With clients from a wide range of industries, however, Mission is active in many business-to-consumer segments including fashion, beauty, jewelry/watches, beverage alcohol, pharmaceuticals, entertainment, and automotive.

Examples include:

FASHION Amazon J. Crew Lululemon	JEWELRY/WATCHES Tiffany & Co. Kendra Scott	PHARMACEUTICALS Allergan SPORTS/ENTERTAINMENT NBC Sony Nike F45 NON-PROFIT United Nations
BEAUTY Unilever Coty Pat McGrath	BEVERAGE/ALCOHOL Moet Hennessey Anheuser Bush InBev Carlsberg Group

48

49

50

Competition

Because of the wide breadth and the depth of the range of communications strategies and tactics employed, Mission believes it has a significant competitive set. Mission competes with small to medium-sized advertising agencies such as Chandelier Creative, 72 and Sunny, Anomaly, and 360i. Mission competes with small to large-sized public relations agencies such as Edelman, Susan Magrino, BPCM, and Laforce. Mission competes with small to medium-sized event/experience agencies such as Shiraz Creative and Mark Stephen Experiential Agency.

Employees

As a result of the Mission Acquisition and recruitment activities, the Company added the following to its team of senior executives who have extensive experience in leading significant and successful businesses:

•	Kevin Dundas, CEO of Mission and former CEO of Saatchi and Saatchi UK and Droga5 CEO Europe

•	Mary Connelly, former senior executive team member of U.S. editions of Vanity Fair, Vogue, and Glamour

•	Ann Epstein, Head of Studio, Troika Design Group, former Chief Disrupter at Ignite IE, and Senior Vice President and Creative Director for E! Networks

The Mission Acquisition

On June 29, 2018, the Company entered into and closed on an Equity Purchase Agreement (the “EPA”) with Nicola Stephenson and James Stephenson (collectively, the “Sellers”) and Troika Mission Holdings Inc., a New York corporation and wholly owned subsidiary of the Company (the “Mission Acquisition”). Sellers owned, in the aggregate: (i) 100% of the issued and outstanding membership interests (“Mission US Interests”) of MissionCulture LLC, a Delaware limited liability company (“Mission US”), and (ii) 100% of the issued and outstanding ordinary shares (“Mission UK Shares”) of Mission at Media Holdings Limited, a private limited company incorporated under the Laws of England and Wales (“Mission UK”). Mission US and Mission UK are collectively referred to herein as “Mission.” The Mission US Interests and Mission UK Shares are collectively referred to as “Mission Equity.” Simultaneously, Nicola Stephenson (“Seller”) entered into a Goodwill Purchase Agreement (the “GPA”) with the Company and Troika Mission Holdings Inc. (the “Buyer”). The GPA covers all Seller Intellectual Property (as defined) and personal goodwill of Ms. Stephenson consisting of close personal and agency business relationships, trade secrets and knowledge used in connection with Mission’s Business (collectively, “Goodwill”). The Goodwill was sold to Buyer free and clear of all encumbrances as part of the Purchase Price paid for Mission.

Nicola Stephenson, founder and CEO of Mission, was elected to the Company’s Board of Directors and was employed as President of Mission, as a wholly owned subsidiary of the Company until her termination for cause on January 4, 2019. See “Legal Proceedings” below.

51

The Aggregate Purchase Price (as defined) for all of the Mission Equity was up to $35 million consisting of: (i) cash payment of $11 million at closing; (ii) cash payment of up to $4 million contingent upon Mission achieving at least $2.5 million EBITDA for the fiscal year ending December 31, 2018, with a pro rata reduction for less than $2.5 million EBITDA; (iii) up to 50 million restricted shares of common stock of the Company (valued at $10 million) consisting of five million shares to each of the two Sellers at closing and 20 million shares to each of the two Sellers to be held in escrow, and released in four equal installments on each of the four anniversary dates following the closing; provided that neither of the Sellers has been terminated from employment which they ,in fact, were so terminated and has not quit without Good Reason (as defined) and as to Nicola Stephenson only, that she is not in Material Breach (as defined) of the Goodwill Purchase Agreement; and (iv) up to $10 million of Earn out Consideration not to exceed 50% of EBITDA, subject to certain EBITDA thresholds being obtained in any particular year, for the five fiscal years ending December 31, 2022 (and 2023 in the event that Sellers have not earned $10 million of Earn-out Payments in all periods ending on December 31, 2022). The shares held in escrow may also be withheld and set off against any claims of the Company for indemnification. Upon their termination for Cause the 40 million shares held in escrow were redeemed by the Company.

Pursuant to the terms of the EPA, Nicola and James Stephenson agreed to four-year (five-year if the Earn Out Period is extended) noncompetition and non-solicitation covenants. Each Seller agreed to a lockup period ending on December 31, 2018 with regard to the Company Shares received as part of the Purchase Price. As a result of Ms. and Mr. Stephenson’s termination for cause, no additional cash payments have been made to the Stephensons since the closing and no shares have been released from escrow. See “Legal Proceedings.”

Proposed Acquisitions

Upon completing this offering, the Company plans to acquire a strategic partner to further bolster its consulting and digital media marketing and digital programmatic buying strategy. The Company is in negotiations with several firms with market expertise, proprietary technological, leadership and experience within the programmatic ecosystem, coupled with in-house creative teams, that have managed substantive campaigns for clients. This acquisition will further solidify the Company’s stature as a definitive group for brand consultancy, strategy, digital media and marketing excellence.

We cannot assure you that we will consummate an acquisition on favorable terms if at all. We intend to use a portion of the proceeds of this offering to acquire such a media entity and for the purposes disclosed under “Use of Proceeds.”

As a part of the TMG family of companies, the proposed acquisitions would be integrated with the Troika Services unit to combine the data intelligence and performance media group responsible for analyzing and executing on the most measurable touch points and KPIs (key performance indicators) of the consumer/brand experience.

Ad Spend Shifting to Digital

•

Digital advertising is expected to grow at more than double the pace of the overall US ad industry through at least 2020, as added investments continue to flow to mobile, social and video formats. On the other hand, the focus on print ad spending, such as newspaper and magazine ads, will continue to decline

•	In 2016, digital ad spending surpassed TV ad spending for the first time, and digital ad spending is expected to account for roughly half of total media ad spending by 2021

•	A significant driver of digital ad spending, mobile accounted for 70% of total digital ad spending in 2017 and is expected to growth by an average year-over-year rate of 15% in the years 2018 - 2022

•

Display, which passed search in 2016 as the most popular digital ad format, will continue to show double digit year-over-year growth in the years thru 2021. The source for the foregoing forecast is “eMarketer Report” dated March 15, 2017.

52

Competition

While we compete with some great agencies, we believe that we stand alone in providing clients with an integrated suite of anthropological research and insights, strategic brand consulting, brand creative and advertising solutions that engage consumers as audiences and fans. We regularly compete with world-renowned “digital” agencies, brand consultancies, boutique advertising agencies and create services studios.

Although many are much larger organizations, they may be less apt to handle our market and lack creativity. The Company believes that it is able to brand services, and competitive pricing. It further believes that its technology and offerings are well positioned to compete in this marketplace, provide a superior experience for end users, and provide for the most efficient use of network resources. While there are other companies offering such services, The Company is one of a limited number of companies that has the ability to offer combined media and content services to major corporations, consumer brands and sporting owners.

Regulatory Obligations

With respect to services based on customer analytics raises privacy concerns that can impact state and federal law pertaining to personal information and data protection depending on if the data is personally identifiable or non-personally identifiable. Monitoring of programs to insure that personally identifiable information is not disclosed will be necessary to insure the company does not violate state and federal law. Moreover, data collection associated with minors may impose differing and more stringent obligations on our use of such data, in particular in the European Union. Our terms of service with customers and users will require proper disclosure of our uses of the information in order to obtain proper consent from users and customers in order to avoid privacy concerns and potential consumer protection law violations.

Intellectual Property

The Company has registered trademarks on the following names: Fandomentals, The Power of Fandom, Entertain Change and Troika. To protect its proprietary rights, the Company relies on a combination of trademark, copyright, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with its employees and contractors, and confidentiality agreements and protective contractual provisions with our partners, licensees and other third parties.

Other Materials. From time to time, employees will report on potential intellectual property opportunities for the Company. These opportunities may include new product and service offerings, and potential proprietary information association with such services which may warrant application for formal IP protection. Regarding potential patentable material, personnel will conduct interviews with the inventors, may perform initial prior art searches, and if a determination is made that the proprietary material is valuable enough to the company to warrant patent protection, such applications will be made with the assistance of third-party patent counsel with support of our own in-house counsel. In addition, the Company will also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, as applicable, to protect our intellectual proprietary rights. We have filed various applications for protection of certain aspects of our intellectual property, and we currently hold a number of trademarks.

Employees

As of June 1, 2020, Troika Media Group, Inc. had approximately 89 employees and 14 freelancers worldwide. Including 51 employees in U S and 38 employees in the UK.  On April 1, 2020, Mission USA actioned a force reduction plan and eliminated 11 persons of the workforce. On April 1, 2020, Troika Design Group furloughed one office manager. As of April 1, 2020, Mission UK furloughed 27 employees and on May 1, 2020 Mission UK furloughed an additional 5 employees. The Company expects to bring back most of these employees once the COVID-19 conditions subside.

The number of employees and freelancers may increase or decrease as we deem fit. None of our employees is subject to a collective bargaining agreement or an employment agreement other than senior management or as required by applicable law. Certain executives and key employees were granted employment agreements.

53

Properties

The Company does not own any real estate and believes its existing facilities are suitable and adequate for the business conducted therein, appropriately used and have sufficient capacity for their intended purpose. The Company’s wholly-owned subsidiary, Troika Design Group, Inc. (“TDG”), leased 24,190 square feet of office space at 101 S. La Brea Avenue, Los Angeles, California 90046, the Company’s Corporate Headquarters. The lease commenced upon move in, December 15, 2013. As part of the lease agreement, Troika received a rent abatement in months two through six of the lease and partial rent abatement in months seven through nine. The lease also provides for an escalation clause where the Company will be subject to an annual rent increase of 3%, year over year. The lease will expire on May 31, 2021. However, the Company surrendered the premises in January 2020.

The Company’s wholly-owned subsidiary, Troika Production Group entered into a five-year lease agreement in February 2020 for approximately 9,380 square feet of office space at our h eadquarters at 1715 North Gower, Los Angeles, CA. The lease provides for an escalation clause where the Company will be subject to an annual rent increase of 3.5%, year over year. The lease will expire on January 31, 2025.

The Company’s wholly-owned subsidiary, Troika Services Inc., leases approximately 1,430 square feet of office space at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. The lease, with an unaffiliated landlord, is for five (5) years and commenced on February 1, 2018 as amended. The annual base rent commenced at $36,823 and increases to $41,444. The tenant pays its pro rata share of expenses and taxes.

Mission Culture LLC is the assignee of a lease originally entered into by its affiliate, Mission Media USA Inc., for offices at 45 Main Street, Brooklyn, New York 11021. The lease, dated May 2, 2017, is for approximately 9,900 square feet of office space with an unaffiliated landlord. The lease is for ten (10) years from when rent commenced in or about December 17, 2017. The annual base rent increases incrementally from $410,850 to $545,879, plus the tenant’s pro rata share of taxes and utilities.

The Company’s wholly-owned subsidiary, Mission Media USA Inc., leases the entire fourth floor of 123 Lafayette Street, New York, New York from an unaffiliated landlord. The lease dated July 14, 2014 is for seven (7) years and five (5) months from the commencement date of September 4, 2014. The monthly rent increases in increments from $19,230 to $23,259. The tenant is responsible for its pro rata share of taxes, utilities and services.

The Company’s wholly-owned subsidiary, Mission UK entered into a ten-year lease agreement for office space in London, UK. The beginning lease expense was £22,837 ($29,557) per month for the first twelve months and then escalated to £53,807 ($69,639) per month for the remainder of the lease which expires April 5, 2026.  As part of the lease agreement, Mission UK received a rent abatement in months sixty-one through sixty-six of the lease.

Discontinued Operations

Prior to the Troika Merger, certain operating subsidiaries of the Company ceased operations and are no longer operating entities. On October 24, 2016, the Secured Parties consisting of Brookville Special Purpose Fund LLC and Veritas High Yield Fund LLC, took possession of all of the equity interests, assets and liabilities of the Company’s subsidiaries, M2 nGage Communications, Inc. (f/k/a Signal Point Telecommunications Corp., and M2 nGage Inc. (f/k/a Signal Share Software Development Corp. from the Company’s subsidiary Digital Media Acquisition Group Corp. (“DMAGC”). Robert DePalo, then a principal stockholder of the Company (currently, approximately 9% on a fully diluted basis before this Offering), was Managing Member of the Secured Parties. The operations of M2 nGage Communications and M2 nGage Inc. are now under the control of the Secured Parties being managed by Robert DePalo or his affiliates. On July 26, 2017, the Company entered into a global settlement Agreement with the Secured Parties, Robert DePalo and RoseMarie DePalo (Mr. DePalo’s wife) eliminating any further claims they (or Mr. and Mrs. DePalo) may have to the Company’s assets. Neither Mr. DePalo nor any affiliate now has any relationship to the Company, nor will they ever have any relationship with the Company in the future.

54

On May 11, 2016, SignalShare Infrastructure (SSI), a wholly-owned subsidiary of Roomlinx, Inc. the Company completed the Foreclosure Sale of substantially all assets of SSI (other than certain excluded agreements) pursuant to Article 9 of the Uniform Commercial Code. SSI, which held the operations of the Company prior to the Subsidiary Merger, terminated all of its employees and ceased operations.

On July 5, 2016, SignalShare, LLC, a subsidiary of SPHC, filed for Ch. 7 bankruptcy in New Jersey. The bankruptcy is still pending. SPHC had no assets other than discontinued operations of certain subsidiaries that are no longer operating.

On January 28, 2016, NFS Leasing, Inc. (“NFS”) filed suit against SignalShare, LLC and Signal Point Holdings Corp. (“SPHC”), wholly-owned subsidiaries of the Company, for non-payment of amounts due under certain agreements with NFS and two employees of SignalShare, LLC. NFS seeks $7,828,597, plus interest and attorneys’ fees, from SignalShare, LLC and seeks enforcement of certain guarantees of the debt by SPHC and named officers of SignalShare, LLC. In July 2015, SignalShare, LLC converted certain equipment leases from NFS into a secured Term Loan. The Note evidencing the loans is secured by a subordinated security interest in the assets of SignalShare and SPHC and is guaranteed by SPHC. NFS has also sought to include subsidiaries of the Company in the litigation, including Digital Media Acquisition Group (“DMAG”). Pursuant to an Intercreditor, Modification and Settlement Agreement, dated as of November 13, 2015 by and among NFS, SPHC, SignalShare LLC and the Company’s senior lenders, such Intercreditor agreement excluded any security interest in the parent company, Roomlinx, Inc. or of the subsidiaries of SPHC, which are M2 nGage, M2 Communications, SPC and SSI. Thus, NFS’ suit and claims reside solely in SignalShare LLC and SPHC, but none of the assets (other than SignalShare LLC) of SPHC. The case was filed in the U.S. District Court for the District of Massachusetts (Civ Action No. 16-10130). SPHC and SignalShare answered the complaint and are in the process of litigating the matter.

On June 15, 2016, NFS withdrew its request for injunctive relief regarding DMAG and was granted an injunction regarding SignalShare, LLC. to prevent the company from making certain payments and required certain information regarding SignalShare. The Company believed the new amended claims are without merit, is opposing such actions and has filed motions to dismiss the claim as it relates to DMAG. The motions to dismiss were denied on October 27, 2016 and the claims were allowed to go forward by the court. A default judgment was entered against SPHC and DMAG.

Legal Proceedings

The Company is subject to the legal proceedings and claims discussed below, as well as certain other non-material legal proceedings and claims that have arisen in the ordinary course of business that are not described here.

Stephenson Disputes. A dispute arose between Nicola and James Stephenson, co-founders of Mission, and the Company. The two engaged in obstructionist activities in preventing the Company from properly integrating the operations of Mission into the Troika structure and violations of the Mission Acquisition transaction documents. Moreover, the Company discovered significant financial discrepancies in the financial statements delivered at the closing of the Mission Acquisition to it by the Stephensons. For these reasons, the Board of Directors deemed it necessary to terminate the Stephensons’ employment on January 4, 2019. Upon investigating Mission’s financial statements while undergoing the Company’s audit process, the Company determined that certain deposits were recognized improperly by the Mission founders and upon their direction without the knowledge of the Company and that certain unauthorized payments were made by the Stephensons to a Mission executive. The Company estimates that the total amount of discrepancies amounted to in excess of approximately $1,000,000 which are accounted for in the Company’s financial statements. The Company filed suit on January 7, 2019 in the Federal District Court for the Southern District of New York against the Stephensons [Troika Media Group et.al. vs. Nicola Stephenson, James Stephenson and AllMac LLC, 14-CV-00145-ER].

On February 13, 2019, the Court granted the Company a preliminary injunction barring the Stephensons from, among other things: entering the physical or virtual premises of the Company; communicating with Company employees; accessing the Company’s and its affiliates’ property or funds, and holding themselves out as being associated with the Company. In addition to a permanent injunction, the Company is seeking monetary damages in an amount to be determined at arbitration, but not less than the $13 million paid by the Company in connection with the acquisition of Mission, plus punitive or exemplary damages and a return of the ten (10) million shares of the Company’s stock granted to the Stephensons. The matter is currently pending and the Stephensons have not answered the complaint as of this date. On January 25, 2019, the Stephensons filed for arbitration of certain claims related to their discharge and employment agreements. The Parties to the litigation agreed that all claims would be referred JAMs for binding arbitration. The matter is now pending before JAMs.

55

On October 30, 2019, the Federal District Court for the Southern District of New York issued an order disqualifying the firm representing the Stephensons (the “Stephenson Counsel”) due to the fact that, among other findings, Stephenson Counsel simultaneously impermissibly represented the Stephensons in an adversarial manner while it still represented the Company. Stephenson Counsel was ordered to withdraw its representation and the Stephensons were ordered to find replacement counsel. The Company is reviewing all options related to the impermissible professional actions of Stephenson Counsel and is in discussions with its counsel regarding action against the law firm related to its actions.

Other than the foregoing, no material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate, to management’s knowledge) is party to or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

MANAGEMENT

Executive Officers, Senior Management and Board of Directors

The following table sets forth the names, positions and ages of our executive officers, senior management and directors as of the date of this prospectus. Directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of offices are, except to the extent governed by employment contracts, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Executive Officers and Directors

Name	Age	Position

Robert B. Machinist	67	Chief Executive Officer and Chairman

Christopher Broderick	58	Chief Operating Officer and Interim Chief Financial Officer

Kevin Dundas	57	Chief Executive Officer of Mission

Daniel Pappalardo	58	President of Troika Design Group and Director

Matthew Craig	38	Financial Consultant

Michael Tenore	44	General Counsel and Secretary

Jeff Kurtz	50	Director

Thomas (Tom) Antoni Ochocki	43	Director

Daniel Jankowski	43	Director

Robert B. Machinist, also known as Bob, was elected Chief Executive Officer and Chairman of the Board of the Company in March 2018. Robert B. Machinist has extensive experience both as a principal investor/operator in a broad range of businesses as well as an owner-operator of diversified investment banking operations. He is currently the CEO of Troika Media Group and is also Vice Chairman of Pyrolyx A.G. (S26.DU), the first environmentally friendly and sustainable method of recovering high-grade carbon black from end-of-life-tires. Most recently he has been Chairman and an original founding Board member of CIFC Corp. (Nasdaq: CIFC), a publicly listed credit manager with over $14.0 Billion of assets under management, which was sold in December of 2016. In addition, he has been Chairman, Board of Advisors of MESA, a merchant bank specializing in media and entertainment industry transactions, which was sold to Houlihan Lokey in 2016. He has also been a partner of Columbus Nova, a leading private investment fund. He runs a private family investment company whose activities range from The Collectors Car Garage to a number of real estate development businesses.

56

From December 1998 until 2002, Mr. Machinist served as managing director and head of investment banking for the Bank of New York and its Capital Markets division. He was responsible for mergers and acquisitions as well as all private placement activities for the Bank of New York. During his tenure there, he was a member of the Bank’s Commitment Committee, and a member of the BNY Capital Markets, Inc. Board of Directors. In addition, he was responsible for coordinating the bank’s direct investment activities with that of the investment banking functions of the institution, including interaction with numerous investment funds for which the bank was a principal investor.

From January 1986 through November 1998, Mr. Machinist was president and one of the principal founders of Patricof & Co. Capital Corp. and its successor companies. Under his auspices, Patricof & Co. developed from its diversified venture capital and investment banking operations to a multinational investment banking business. Founded in New York, Mr. Machinist helped to expand the Patricof base of operations to include offices in New York, London, Paris, Zurich, Madrid, Munich, San Francisco and Philadelphia, and with correspondent arrangements and partner firms in Brazil, Japan and Finland. He was responsible for and was one of the principal capital backers of the development of this firm and its attendant investment banking business. Mr. Machinist was, and continues to be, a general partner of the historic domestic Patricof investment funds and is a special general partner of several of the international Apax Funds. Mr. Machinist engineered the sale of Patricof & Co. Capital Corp. to the Bank of New York in November 1998.

For the period December 1980 to January 1986, Mr. Machinist was managing director and co-CEO of Midland Capital Corporation, a publicly listed diversified small business investment company, with holdings in aerospace, defense, energy and financial services. Prior to joining Midland Capital, Mr. Machinist was a managing director in mergers and acquisitions of Wertheim & Company. He left Wertheim to acquire Midland Capital Corporation, a client of Wertheim. Prior to that Mr. Machinist worked in the Corporate Finance Departments of Loeb Rhodes & Company and Lehman Brothers.

He is currently Vice-Chairman of the Maimonides Medical Center, serves on its Board of Directors, is Chairman of its Investment Committee and a member of its various other Board of Overseers for the Albert Einstein College of Medicine.

Most recently, he has been Chairman of the American Committee for the Weizmann Institute of Science as well as a member of its Board of Directors and presently serves on its International Board of Governors and its Executive Committee. He has been a trustee and Vice Chairman of Vassar College, a member of its Executive Committee, and one of three trustees responsible for managing the College’s Endowment.

He is currently a member of the Board of Directors, CEO and will be the Chairman of the audit committee of Troika Media Group, and is a Board Member of Monster Digital, Inc (NASDAQ) as well as a board member of Parachute Health, LLC.

He has been a member of the Board of Directors of United Pacific Industries, a publicly listed Hong Kong company as well as Chairman of its Audit Committee and served on its Compensation, Nominating and Corporate Governance Committees. He has also been a Board member of Centre Pacific LLC. Previously, Mr. Machinist was Non-Executive Chairman of New Motion, Inc. (NASDAQ:NWMO), a member of its Board of Directors and its Audit and Compensation Committees, DOBI Medical International, Inc., Jamie Marketing Services, Inc., Doctor Leonard’s Healthcare Direct, and Ringier America, among other Executive Boards.

Mr. Machinist earned a Bachelor of Arts in Philosophy and Chemistry from Vassar College in Poughkeepsie, New York. He undertook graduate work in biochemistry at the Weizmann Institute of Science in Rehovot, Israel. He is married to Diane Nabatoff, a film and television producer, has four children, ages 25 through 37; and is known for his work as a philanthropist. In his spare time, he pursues a variety of interests, including motor sports, fly fishing and skiing.

57

Christopher Broderick was elected Chief Operating Officer and a Director of the Company on March 27, 2015 and President on July 8, 2016. He resigned from all positions on October 21, 2016. He was reelected Chief Operating Officer and Interim Chief Financial Officer on July 11, 2017. He had served as Chief Operating Officer of SPHC since October 17, 2012. Mr. Broderick has 30 years of experience in the telecommunications industry and is responsible for the Company’s domestic network operations of wired and wireless topologies, supporting voice, data, internet products and services. He was also the operational leader for the development and build-out of SPHC’s continued network expansion. Prior to joining SPHC Mr. Broderick served as Senior Director of Business Client Services for FairPoint Communications from 2008 to 2011. Mr. Broderick was responsible for Retail Business segment, outside sales support, billing, and SMB sales across Northern New England. Previously, Mr. Broderick served as Chief Operating Officer and Vice President of Operations at IntelliSpace and Wave2Wave from February 2000 to January 2008. Mr. Broderick was responsible for the design, implementation and day-to-day U.S. and U.K. operations of the company.

Mr. Broderick spent the majority of his career at New York Telephone, NYNEX, and Bell Atlantic where he was highly successful in the management of all facets of the telephone company’s Field Operations, Central Offices and outside plant facilities in New York City business districts. He also led sales and support “mega” call-center operations, for complex business accounts. In addition to his technical background, Mr. Broderick has an extensive education in quality process management, systems efficiency and design. He has utilized his extensive background to help build SPHC into one of the most reliable “Converged Networks” in the USA. The Company determined that Mr. Broderick’s 30 years of particular knowledge and experience in the telecommunications industry, and his position with SPHC, strengthens the Board’s collective qualifications, skills and experience.

Kevin Dundas was elected Chief Executive Officer of Mission in September 2017 and has been employed by Mission since that time. Mr. Dundas has over twenty years’ experience in advertising in both strategic planning roles and general management, including global experience with extensive periods spent in the United States and Europe. Mr. Dundas has ten years’ experience in Interim CEO roles in both restructuring of established organizations and clean sheet startups. Previously, Mr. Dundas has held various roles at Saatchi & Saatchi (1999 - 2006) and with FCB Advertising, San Francisco, USA (1995 - 1999).Named one of Time Magazine’s World Beaters in Global business, 2005 and named one of Debrett’s 500 most influential people in the UK, 2014, he has been recognized with several awards, including Saatchi & Saatchi Cannes Agency of the year 2004, FCB USA Agency of the year 2002, BAFTA for Fosters Lager and an EMMY for Levi’s Strauss & Co.

Daniel Pappalardo, President of Troika, was its founder in 2001 and Chief Executive Officer of Troika Design Group, Inc. prior to its merger with the Company and has maintained that position following the June 13, 2017 merger with the Company. He has more than 25 years of media and entertainment experience as a designer, creative director and business owner. He has created some of the most recognizable brands in the world. Mr. Pappalardo holds a BFA in Communication Design from Rochester Institute of Technology (RIT).

 Matthew Craig, CPA, has been the Financial Consu ltant to the Company after serving as Chief Financial Officer from January 9, 2019 until January 2020. Matthew is an executive with 16 years finance experience, 13 of which were spent in the media/ entertainment industry. Prior to joining Troika, Matthew was North American CFO of TLA Worldwide which was publicly traded sports & entertainment agency. Prior to TLA, Matthew worked for two years at Walt Disney Studios as Director of Analysis & Accounting overseeing their live events group which included primarily their theatre production business. Previously Matthew was also Director of Finance & Controller for ten years at the leading sports and entertainment agency, Endeavor (formerly International Management Group (“IMG”)). In his role at IMG, Matthew Craig supervised the reporting of all North American Media properties including entertainment, archive, digital, licensing, consulting, international distribution, post production facilities and various acquisitions. In January of 2020, Mr. Craig resigned as CFO and became the financial consultant for the Company.

Michael Tenore was first elected General Counsel, and Vice President of Regulatory Affairs for the Company in March 2015. In July 2017, Mr. Tenore was elected Corporate Secretary. Prior to joining the Company in March 2015 upon the merger with SPHC, he held various legal and regulatory positions, including General Counsel, at RNK, Inc. a regional telecommunications carrier. Mr. Tenore is a member of the adjunct staff of Suffolk University Law School and belongs to the Federal Communications Bar Association and the Association of Corporate Counsel. Mr. Tenore received his B.A. in Communications from Emerson College and his J.D. from Suffolk University Law School both degrees with Latin Honors. Mr. Tenore has been on the Board of Directors for youth hockey and charitable organizations for the past 10 years.

58

Jeff Kurtz has served on the Board of Directors since September 2017. He is the President of The Kamson Corporation which currently owns and operates 83 investment properties in the Northeast. Currently, he oversees extensive rehabilitation projects among the 83 projects and is presently involved in several building projects consisting of multifamily apartments, hi-rise buildings, and mixed-use properties which have retail and apartment components. In the past, Mr. Kurtz has built multifamily units for sale along with other building projects. Mr. Kurtz personally owns or is a general partner and/or manages, through the Kamson Corporation, a New Jersey corporation, 14,000+ apartments, in addition to office buildings and shopping centers. A graduate of the University of Miami, Mr. Kurtz is a member of the 1987 National Championship Football Team at the University of Miami. He continues as an active member of the university alumni. For the past 12 years, Mr. Kurtz has been on the Board of the Hope & Heroes Children’s Cancer Fund golf event and chairs this outing each year.

 Thomas Antoni Ochocki has served on the Board Of Directors since _________. He is serving on the Board of Directors representing the Coates families’ equity interest, and has over 15 years of experience in financially regulated and chartered Stockbroking, Private Equity and Investment Banking in the United Kingdom. He is currently CEO and majority shareholder of Union Investment Management, whose history dates back to The Union Discount Company of London formed in 1885. His career in Interactive Entertainment started with Sony on the PlayStation launch titles. Thomas has managed and facilitated the development of over 50 published videogames. An Old Cholmeleian of Highgate School, Thomas studied Psychology and Information Technology at Liverpool University and then C programming with Unix at Westminster University. Thomas’s businesses are built around his inherent personal interests in Technology, Psychology and Trading.

Daniel Jankowski was elected to the Board of Directors on March 27, 2019 serving as a representative of Union Investment Management. Mr. Jankowski read Economics (MA) at Edinburgh University before trading international debt in London for ING Barings Bank. Since 2002 Mr. Jankowski has founded successful businesses dealing with large multinational companies and international development agencies, including the US government. Mr. Jankowski joins the Board as a proven global entrepreneur.

59

Senior Management

Set forth below is certain background and biographical information concerning our Senior Management.

Name	Age	Position

Andrew Bressman	56	Consultant acting as Managing Director and Head of Business Development

Ann Epstein	60	Head of Studio, Troika Design

Andrew Bressman is a consultant acting as Managing Director and Head of Business Development of the Company since March 27, 2015. He was one of the original founders, Managing Director and Head of Business Development of Wave2Wave Communications Inc. (“Wave2Wave”) from November 1999 and continued in that position with Signal Point Holdings Corp. (“SPHC”) until its merger with the Company in March 2015. During his tenure at Wave2Wave, he successfully negotia ted and completed acquisitions and an innovative Wi-Fi offload agreement with AT&T, which was one of the first in the nation. Mr. Bressman participates with the Company’s executive team in overseeing the day-to-day operations and management of the Company; locates and develops new strategic and financial opportunities; generates business and strategic relationships; and interfaces with technology partners and vendors. Mr. Bressman was one of Wave2Wave’s original founders and was one of its key employees from that company’s founding in November 1999 until November 2003 and from June 2005 until October 2012 when he assumed those positions with SPHC and now Troika. Mr, Bressman’s financial acumen and mergers and acquisit i ons activities on behalf of the Company have proved to be a n invaluable service. Mr. Bressman was instrumental in the identification, neg otiation and ultimately the successful  completion  of both the Troika and Mission acquisi tions and he continues to identify potentially accretive business opportunities/acquisit i o n s for the Company. Mr. Bressman is a managing member of SAB Management LLC, which acts as a consultant to Troika. See “Consulting Agreement” below.

Ann Epstein joined the Company as head of Studio, Troika Design on March 26, 2018. Prior thereto, she had over 25 years of experience in the areas of global brand development, digital marketing, promotion, branded content creation, strategy, team building, and organizational management. Having served as chief disrupter at Ignite IE, and as Senior Vice President and Creative Director for E! Networks, she is a recognized change-maker. Ann is currently a member of the Academy of Television Arts & Sciences, and has served on the board of PromaxBDA. She holds a Bachelor in Fine Arts in Communication Design from the Parsons School of Design - The New School.

You may want to consider the background history and past proceedings against Mr. Bressman:

Andrew Bressman. Prior to joining Wave2Wave, from January 1990 through August 1992, Mr. Bressman was a registered representative at D.H. Blair & Co., Inc., a defunct registered broker-dealer. From August 1992 until July 1996, Mr. Bressman was employed by A. R. Baron, last holding the position of CEO from September 1993 until July 1996, when the company was placed into liquidation pursuant to the Securities Investors Protection Act. The SEC alleged that, during his association with D.H. Blair and A.R. Baron, Mr. Bressman and others engaged in a scheme to manipulate the market for the common stock of several public companies marketed by D.H. Blair and A.R. Baron and engaged in certain abusive sales practices. In November 1999, Mr. Bressman entered into a consent decree with the SEC which resolved all SEC allegations without Mr. Bressman admitting or denying them and agreed to a permanent bar from associating with any securities broker or dealer, and to cease and desist from future violations of the Federal securities laws and Registrant promulgated by the Federal Reserve Bank. In addition, Mr. Bressman agreed to and paid monetary penalties and disgorgement of profits over a five-year period. Bear Stearns Securities Corp., A.R. Baron’s clearing house, agreed to contribute $30 million to a restitution fund for A.R. Baron’s investors and the Securities Investors Protection Company recovered sufficient money to permit it to reimburse the majority of A.R. Baron’s customers for their full out-of-pocket losses. In December 1997, Mr. Bressman pled guilty to New York State charges of enterprise corruption and grand larceny based on some of the same conduct while employed at A.R. Baron for which he settled with the SEC. Mr. Bressman served 18 months of confinement in a New York State prison for these offenses commencing in November 2003, after which he was released to a work release program for the next 18 months; his term of parole supervision was terminated early.

60

Board Composition

Our amended and restated bylaws provide that the number of directors shall be fixed from time to time by our board of directors. One director is currently fixed by our board of directors. Vacancies occurring on the board of directors may be filled by the vote or written consent of a majority of our stockholders or our directors. Upon the completion of the offering, seven directors will be authorized, and six directors are currently serving.

Director Independence

We have reviewed the materiality of any relationship that each of our anticipated directors has with us, either directly or indirectly. Based on this review, our board has determined that three of our five  current directors will be “independent directors” as defined by the Exchange. These currently include Jeff Kurtz, Thomas Antoni Ochocki and David Jankowski.

Committees of our Board of Directors

Upon completion of the offering, our board of directors will have an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below.

Audit Committee. We anticipate that our audit committee will be comprised of [XXXX]. [XXXX] will qualify as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the applicable exchange rules, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in NYSE American Company Independence Standards of Section 803 Rule on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3 under the Exchange Act. Pursuant to Rule 10A-3, a newly listed company must have (1) one independent member at the time of listing; (2) a  majority of independent members within 90 days of listing; and (3) all independent members within one year of listing. All of the anticipated members of the audit committee will qualify as independent under Rule 10A-3. Our audit committee will be authorized to:

•	appoint, compensate, and oversee the work of any registered public accounting firm employed by us;

•	resolve any disagreements between management and the auditor regarding financial reporting;

•	pre-approve all auditing and non-audit services;

•	retain independent counsel, accountants, or others to advise the audit committee or assist in the conduct of an investigation;

•	seek any information it requires from employees-all of whom are directed to cooperate with the audit committee’s requests-or external parties;

•	meet with our officers, external auditors, or outside counsel, as necessary; and

•	oversee that management has established and maintained processes to assure our compliance with all applicable laws, regulations and corporate policy.

61

Compensation Committee. We anticipate that our compensation committee will be comprised of [XXXX] and [XXXX] and will be authorized to:

•	discharge the responsibilities of the board of directors relating to compensation of our directors, executive officers and key employees;

•	assist the board of directors in establishing appropriate incentive compensation and equity-based plans and to administer such plans; and

•	oversee the annual process of evaluation of the performance of our management; and

•	perform such other duties and responsibilities as enumerated in and consistent with compensation committee’s charter.

Nominating and Governance Committee. We anticipate that our nominating and governance committee will be comprised [XXXX] and will be authorized to:

•	assist the board of directors by identifying qualified candidates for director nominees, and to recommend to the board of directors the director nominees for the next annual meeting of shareholders;

•	lead the board of directors in its annual review of its performance;

•	recommend to the board director nominees for each committee of the board of directors; and

•	develop and recommend to the board of directors corporate governance guidelines applicable to us.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be comprised of [XXXX]. No member of our compensation committee will have at any time been an employee of ours. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Ethics

We have adopted a Code of Ethics for our principal executive officers, which include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code concerns conflicts of interest and compliance with laws, rules and regulations of federal, state and local governments, foreign governments and other appropriate private and public regulatory agencies that govern our business. A copy of our Code of Ethics is filed as an exhibit to this Registration Statement.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary objectives of the Board of Directors with respect to executive compensation will be to attract and retain the best possible executive talent, to motivate our executive officers to enhance our growth and profitability and increase stockholder value and to reward superior performance and contributions to the achievement of corporate objectives. We expect that the focus of our executive pay strategy will be to tie short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the Company will develop and maintain a compensation plan that ties a substantial portion of executives’ overall compensation to the Company’s sales, operational, and regulatory performance. Because we believe that the performance of every employee is important to our success, we will be mindful of the effect our executive compensation and incentive program has on all of our employees.

62

Our compensation plan will be designed to attract and retain the best possible talent, and we recognize that different elements of compensation are more or less valuable depending on the individual. For this reason, we will offer a broad range of compensation elements. We intend to offer our executive team salaries that are competitive with the market, executive bonuses that are in line with our corporate goals, and dependent on measurable results, plus stock option plans designed to retain talent, promote a sense of company ownership, and tie corporate success to monetary rewards. Specifically, all management employed by the Company or one of its subsidiaries are entitled to participate in an equity incentive plan that will compensate management if certain financial performance and milestones are met. The Company reserves the right to increase the size of the plan as it deems necessary, at its sole discretion.

We expect that base salaries for our executive officers will be determined based on the scope of their job responsibilities, prior experience, and uniqueness of industry skills, education, and training. Compensation paid by industry competitors for similar positions, as well as market demand will also take into account. Base salaries will be reviewed annually as part of our performance management program, whereby merit or equity adjustments may be made. Merit adjustments will be based on the level of success in which individual and corporate performance goals have been met or exceeded. Equity adjustments may be made to ensure base salaries are competitive with the market and will be determined using benchmark survey data.

Our compensation structure will be primarily comprised of base salary, annual performance bonus and stock options. In setting executive compensation, the Board of Directors will consider the aggregate compensation payable to an executive officer and the form of the compensation. The Board will seek to achieve an appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

Relationship of Elements of Compensation

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are reviewed annually and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Annual reviews will typically be delivered in February of each year.

Discretionary Annual Bonus. The compensation committee will have the authority to award discretionary annual bonuses to our executive officers and senior management and will set the terms and conditions of those bonuses and take all other actions necessary for the plan’s administration. These awards are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual.

Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our stock compensation plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders.

63

Summary Compensation Table

The following table sets forth the cash and non-cash compensation for awarded to or earned by (i) each individual serving as our principal executive officer and principal financial officer during the fiscal years ended June 30, 2019 and 2018, and (ii) the three (3) most highly compensated individuals; and who received in excess of $100,000 in the form of salary and bonus during such fiscal year (collectively, the “named executive officers”).

Name and Principle Position	Year	Salary	Bonus	Stock Awards	Stock Based Comp	Non-Equity Incentive Plan Comp	Non-qualified Deferred Comp Earnings	All Other Comp	Total
Chris Broderick,	2019	$350,000	-						$350,000
COO (1)	2018	$350,000	$37,500						$387,500

Daniel Pappalardo,	2019	$347,288							$347,288
President (2)	2018	$347,288							$347,288

Kevin Dundas, CEO,	2019	$450,000	$50,000						$500,000
Mission Media Limited (3)	2018	$450,000	$162,500						$612,500

Robert Machinist,	2019	$210,000							$210,000
CEO (4)	2018	$171,378							$171,378

Matthew Craig, CFO (5)	2019	$225,000	$50,000						$275,000

Andrew Bressman,	2019	$650,000	-						$650,000
Managing Director (6)	2018	$650,000	$225,000						$875,000	(7)

____________

(1) Mr. Broderick was elected Chief Operating Officer of the Company as of March 27, 2015, resigned from such position in October 2016 and was reelected in July 2017.

(2) Mr. Pappalardo was elected President of Troika Design Group Inc., the Company’s wholly owned subsidiary, on June 12, 2017. Prior to that date his compensation was paid by Troika prior to its acquisition by the Company.

(3) Mr. Dundas has been the CEO of Mission Media Limited since September 2017.

(4) Mr. Machinist was elected Chief Executive Officer in March 2018.

(5) Mr. Craig was elected Chief Financial Officer of the Company as of January 7, 2019. He is being compensated at the rate of $225,000 per annum plus a guaranteed bonus of $50,000.

(6) Mr. Bressman has been the Managing Director and Head of Business Development for the Company since March 2015.

(7) Substantially all of this amount was paid to SAB Management LLC (SAB) of which Mr. Bressman is a member, under a Consulting Agreement, as amended, on June 1, 2017.

Employment and Consulting Agreements

Employment Agreement with Christopher Broderick

The Company entered into an Amended and Restated Executive Employment Agreement (dated February 15, 2017) with Christopher J. Broderick as of June 1, 2017 and amended on June 12, 2017 and June 5, 2018 to be its Chief Operating Officer and oversee the day-to-day operations and technical support organizations of the Company. The Agreement is for five (5) years with yearly automatic two (2) year extensions unless either party gives a non-renewal notice not less than ninety (90) days prior to the relevant anniversary of the commencement date. Mr. Broderick is being compensated at a base salary of $350,000 per year and is eligible for an annual discretionary bonus to be set by the Compensation Committee of the Board of Directors. Mr. Broderick will receive $37,500.00 in the event he assists in closing one or more corporate acquisitions each in the excess of $10,000,000. Mr. Broderick was granted options to purchase 800,000 shares of Common Stock, exercisable fifty (50%) percent on July 1, 2018 and fifty (50%) percent vesting on July 1, 2019, provided the closing price of the Company’s Common Stock is at least $0.45 per share at the time of vesting. His agreement provides for full participation in Company benefits plus a $1,000 net per month auto allowance.

Upon death or disability, Mr. Broderick, or his estate, shall receive all accrued compensation and any prorated bonus, and any equity that would have vested during the twenty-four (24) month period beginning on the date of death or disability shall immediately vest. If Mr. Broderick is terminated for Cause (as defined), or resigns without Good Reason (as defined), he shall receive accrued compensation and any vested equity. If he is terminated other than for Cause or he terminates for Good Reason, Mr. Broderick will receive accrued compensation, prorated bonus, payment for COBRA, twelve (12) months’ severance of his then annual base salary and reasonable outplacement services.

64

Upon a Change of Control (as defined), all of Mr. Broderick s non-vested equity shall immediately vest in full and, if he then terminates employment for Good Reason, he shall be entitled to one-year s severance of his annual base salary. Mr. Broderick is subject to a three (3) month non-compete and non-solicitation provision from termination of his employment anywhere in the United States. He is also covered under the Company s directors and officers liability insurance for up to one (1) year from termination of employment.

Employment Agreement with Daniel Pappalardo

On June 9, 2017, Troika Design Group, Inc., the Company’s wholly-owned subsidiary, entered into an Executive Employment Agreement with Daniel Pappalardo, as its President. The Agreement is for five (5) years with yearly automatic two-year extensions unless either party gives a non-renewal notice not less than ninety (90) days prior to the relevant anniversary date thereafter. Mr. Pappalardo is being compensated at an annual base salary of $347,287.92. He is eligible for a bonus under a Performance Bonus Plan to be implemented by the Company; a cash bonus based upon a profit-sharing plan, and a discretionary bonus determined by the Compensation Committee. Mr. Pappalardo was granted options to purchase 500,000 shares of Common Stock with fifty (50%) percent vesting on July 1, 2018 and fifty (50%) percent vesting on July 1, 2019. These options shall be fully vested and exercisable if he is terminated without Cause (as defined), by him for Good Reason (as defined) or as a result of death or disability. Mr. Pappalardo is entitled to all employee benefits plus a $1,000 per month auto allowance. The termination provisions are substantially the same as those above for Mr. Broderick, except: (a) Mr. Pappalardo shall participate in the Performance Bonus Plan until it expires and is entitled to reasonable outplacement services if he is terminated other than for Cause (as defined) or he terminates with Good Reason (as defined); and (b) his non-compete and non-solicitation period is for one (1) year in consideration of his sale of the business of the Company.

Employment Agreement with Robert Machinist

On May 1, 2018, the Company entered into an Executive Employment Agreement with Robert Machinist, as Chief Executive Officer of the Company. The Agreement is for two (2) years with automatic renewals for additional one (1) year periods unless terminated by either party upon ninety (90) days prior written notice. Mr. Machinist is being compensated at an annual base salary of $210,000.00. He is eligible for discretionary bonuses as determined by the Compensation Committee. Mr. Machinist was granted 333,333 warrants, vesting quarterly over 2 years. The termination provisions are substantially the same as those above for Mr. Broderick, except that upon termination for a reason other than cause, Mr. Machinist will be entitled to severance payments equal to twelve (12) months’ salary and $90,000 for the maintenance of an administrative assistant paid over 12 months.

Consulting Agreement with SAB Management LLC

As of June 5th, 2018, the Company entered into an Amended and Restated Consulting Agreement (dated as of February 15, 2017) with SAB Management LLC (“Consultant”), of which Andrew Bressman is a Member. The Agreement remains in effect for six (6) years until December 31, 2024. As Managing Director, Consultant shall render consulting services relating to strategic planning, business development, product development and general business and financial matters. Consultant is being paid at the rate of $650,000 per year and is eligible for a discretionary bonus. SAB will receive $225,000.00 in the event the Consultant assists in closing one or more corporate acquisitions each in excess of $10,000,000. SAB was granted ten (10) year warrants to purchase 2,000,000 shares of Common Stock. Fifty (50%) percent of the warrants vest on December 1, 2017 and the remaining 50% on June 1, 2018, provided the Common Stock price is at a minimum of $0.45 per share. Upon voluntary termination, the Consultant shall only receive consulting fees earned, but not yet paid. If the consultant is terminated for Cause (as defined), it shall be entitled to twenty-four (24) months’ severance. If terminated for any other reason, Consultant is entitled to full consulting fees for the entire consulting term, full benefits and warrants fully vested. In the event of any litigation, investigation or other matter naming Andrew Bressman or SAB Management LLC, the Company will pay 100% of legal fees to a lawyer of their choice. Consultant is subject to a 12-month non-solicitation restriction from the end of the term.

65

Employment Agreement with Michael Tenore

The Company entered into an Amended and Restated Executive Employment Agreement as of October 21, 2016 with Michael Tenore as General Counsel of the Company. The Term under the agreement was until December 31, 2019, however on the 2nd and subsequent anniversary dates of the agreement, the term was automatically extended for one year unless either party gives a non-renewal notice not less than 90 days prior to the anniversary date. Mr. Tenore’s base salary is $200,000 per year and he is eligible for an annual discretionary bonus to be set by the Compensation Committee of the Board of Directors.

Upon death or disability, Mr. Tenore or his estate, shall receive all accrued compensation and any prorated bonus, and any equity that would have vested during the twelve (12) month period beginning on the date of death or disability shall immediately vest. If Mr. Tenore is terminated for Cause (as defined) or resigns without Good Reason (as defined) Mr. Tenore will receive accrued compensation and any vested equity. If he is terminated other than for Cause or he terminates for Good Reason (as defined), Mr. Tenore will receive accrued compensation, prorated bonus, payment for COBRA, 12 months’ severance and reasonable outplacement services.

Upon a Change of Control all of Mr. Tenore’s non equity shall immediately vest in full and, if he terminates employment for Good Reason, he shall be entitled to one-year’s severance of his annual base salary. Mr. Tenore is subject to a six (6) month non-compete and non-solicitation provision from termination of employment anywhere in the United States. He is also covered under the Company’s directors’ and officers’ liability insurance. Mr. Tenore will receive a $37,500 bonus in the event he assists in closing one or more corporate acquisitions each in the amount in excess of $10,000,000.

Consultancy Agreement with Kevin Dundas Consulting

Mission Media Limited entered into a Consultancy Agreement on September 5, 2017 with Kevin Dundas Consulting for the Services of Kevin Dundas as CEO of Mission. The agreement provides for monthly payments of £25,000 and Mr. Dundas is eligible for bonuses.

Warrants

In June 2017, in connection with their election to the Board of Directors as part of the Troika Merger, the following directors were awarded five-year warrants to purchase their respective shares at $0.75 per share: Jeffrey Schwartz a former director (500,000 shares), Jeff Kurtz (66,667 shares), and Robert Machinist (166,667 shares). Warrants to purchase 1,166,667 and 833,333 shares of Common Stock were issued on February 15, 2017 and June 15, 2017 to SAB Management LLC (“SAB”), of which Andrew Bressman, Managing Director, is a member. Subsequently, SAB’s warrants were consolidated into a single warrant upon the same terms.

In August 2018, the Company increased the number of warrants issued to Jeff Kurtz to 333,333 shares. Thomas Antoni Ochocki, a director, is an affiliate of Union Investment Management, Ltd., an advisor to the Company which received warrants to purchase 96,667 shares in connection with the Company’s Series C and D Preferred Stock Offerings. These warrants were issued to its respective designees as instructed by Union. See “Certain Relationships and Related Person Transactions.”

On August 1, 2017, Robert Machinist was awarded warrants to purchase 166,667 shares of Common Stock exercisable at $0.75 per share and vesting in three equal installments over a three-year period from the date of grant. On May 1, 2018, in connection with his appointment as Chief Executive Officer of the Company, Robert Machinist was awarded warrants to purchase 166,667 shares of Common Stock immediately exercisable at $0.75 per share for five (5) years. He was awarded 166,667 warrants exercisable at $0.75 per share for five (5) years as executive compensation in fiscal 2019, bringing his total amount of warrants up to 666,667.

66

In connection with consulting services provided by Dovetail Trading Ltd. associated with the Company’s Series C and D Preferred Stock Offerings, Dovetail has received 30,667 warrants to purchase the common stock of the Company at $0.75 a share. Daniel Jankowski, as designee of Dovetail Trading Ltd., of which he is a principal, received warrants prior to his appointment to the Board of the Company.

On July 12, 2019, Jeffrey Schwartz, a former director, Daniel Jankowski and Thomas Ochocki were awarded 166,667, 66,667  and 66,667 warrants exercisable at $0.75 per share.

Options - 2015 Plan

On June 13, 2017, the Company’s board of directors amended the 2015 Employee, Director and Consultant Equity Incentive Plan (the “2015 Plan”) shares of Common Stock to increase the authorized number of shares to 3,333,333. The purpose of the 2015 Plan is to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship, and to stimulate an active interest of these persons in our development and financial success. Under the 2015 Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, performance shares, restricted stock and long-term incentive awards. The 2015 Plan will be administered by our board of directors until authority has been delegated to a committee of the Board of Directors.

On June 12, 2017, the Board of Directors granted an aggregate of 2,200,000 options to the following persons. Each option is exercisable for five (5) years at $0.75 per share:

Christopher Broderick, Chief Operating Officer (800,000 shares) vesting one-half (50%) on July 1, 2018 and one-half (50%) on July 1, 2019.

Michael Tenore, General Counsel (333,333 shares) vesting 233,333 shares on June 1, 2019 and 100,000 shares vesting one-half (50%) on July 1, 2018 and one-half (50%) on July 1, 2019.

Daniel Pappalardo, President, Troika Design Group (500,000 shares) vesting 50% on July 1, 2018 and 50% on July 1, 2019.

Four (4) employees of Troika Design Group were granted an aggregate of 566,667 shares - each option vests 20% on June 18, 2018 and the remaining 80% vests 1/48th per month over the next forty-eight (48) months.

On August 25, 2017, the Board of Directors granted options to purchase 666,667 shares of Common Stock at $0.75 per share to Robert Schwartz, a former employee of the Company, upon his becoming President of Troika Services, a subsidiary of the Company. These options vest one-third each on August 25, 2018, 2019 and 2020.

An additional 800,000 options are issued and outstanding under the 2015 Plan, or otherwise, exercisable at $0.75 a share to existing employees.

In May of 2019, Mr. Broderick and Mr. Tenore’s options were amended to be exercisable at $0.45 a share.

Pension Benefits

Each ot Troika Design Group and Mission Media have 401(k) benefit plans.

Nonqualified Deferred Compensation

We do not have any non-qualified defined contribution plans or other deferred compensation plans.

67

Director Compensation

Each of our non-employee directors has been granted warrants or options for their services as described above.

Limitation of Officers’ and Directors’ Liability and Indemnification

Our Articles of Incorporation limits the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit. Our Articles of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted under the Nevada Revised Statutes. In addition, our Bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Nevada. Our By-laws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

Under Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (b) is not liable pursuant to Nevada Revised Statutes Section 78.138, and performed his powers in good faith and with a view to the interests of the Corporation.

Under the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and (b) is not liable pursuant to Section 73.138 of the Nevada Revised Statutes.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance; The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

68

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of the transactions we have engaged in since July 1, 2017 with our directors, executive officers and beneficial owners of more than five percent of our voting securities and their affiliates.

See “Executive Compensation” for the terms and conditions of employment agreements and senior management consulting agreements and options and warrants issued to officers, directors, consultants and senior management of the Company.

Union Investment Management

Troika paid to Union Investment Management, LLC (“Union”), a United Kingdom entity, a commission of 10% of any funds raised by it under the Company’s Series C and D Preferred Stock Offerings. Union also received 6,667 warrants exercisable at $3.75 per share for every million dollars raised. Union is a related party to Board member Tom Ochocki. Accordingly, Mr. Ochocki has recused himself from all deliberations and voting regarding the Company’s financings and Union related matters. Upon the completion of the Company’s Series C Preferred Stock Offering, the Company paid (i) Union and/or its designees $1,860,500.00 and issued 66,667 warrants exercisable at $0.75 per share; and (ii) initially Dovetail Trading Ltd., $550,000 and issued 60,000 warrants exercisable at $3.75 per share which were assigned to Beatrice Moeller, Mr. Ochocki’s wife.

Daniel Jankowski

In connection with consulting services provided by Dovetail Trading Ltd. associated with the Company’s Series C and D Preferred Stock Offerings, Dovetail has received 30,667 warrants to purchase the common stock of the Company at $0.75 a share. Daniel Jankowski, as the designee of Dovetail Trading Ltd., of which he is a principal, received warrants prior to his appointment to the Board of the Company.

On December 19, 2018, Daniel Jankowski, prior to his becoming a director of the Company, loaned the Company $1,300,000 (see Management’s Discussion and Analysis of Financial Condition and Results of Operations). As of July 2019, Mr. Jankowski and the Company agreed to convert the loan into an aggregate of 1,733,333 of Common Stock. Of this amount, Union received 500,000 shares; Union Eight Ltd. received 143,333 shares; Daniel Jankowski received 266,667 shares; Thomas Ochocki received 600,000 shares and 7 unaffili ated persons received an aggregate of 2 2 3 ,333 shares.

On January 24, 2019, Thomas Ochocki and Daniel Jankowski entered into a Facility Agreement with Mission-Media Limited (in administration). The lenders agreed to lend up to EU 2,587,106 . The loan matures on the third anniversary of the date of issuance unless in prior default. See Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Legal Proceedings Concerning Robert DePalo

As of July 1, 2020, Robert DePalo owned approximately 20.5% of the issued and outstanding common stock (approximately 8.7% of the Voting Securities) of the Company. As of March 27, 2015, Mr. DePalo resigned as a director, officer and/or employee of SignalPoint Holdings Corp., a currently non-operating subsidiary of the Company (and any subsidiaries thereof). As a result, since that date, Mr. DePalo has not been involved in the day to day management of the Company or any of its subsidiaries in any way. Neither Mr. DePalo nor a ny affiliate of his has or will have a n y relationship with the Company in the future. On May 20, 2015, the New York County District Attorney charged Robert DePalo with various offenses relating to foreign investors. Simultaneously, the SEC commenced an action against Mr. DePalo (et al.) in the Southern District of New York based on the same facts alleged by the New York District Attorney. In July 2018, the jury convicted Mr. DePalo on 15 of 16 counts and he is currently incarcerated. The actions described therein have zero relationship to the Company or any of its subsidiaries . The shares of common stock previously held by Mr. DePalo are now held by the Escrow Agent, the law firm of Davidoff Hutcher & Citron LLP. for the benefit of those aggrieved by Mr. DePalo. See “Business - Discontinued Operations” and “Principal Stockholders.”

69

Policy for Approval of Related Person Transactions

Pursuant to a written charter to be adopted by our proposed audit committee upon the consummation of the offering, the audit committee will be responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any of the following persons has or will have a direct or indirect material interest:

•	our executive officers;

•	our directors;

•	the beneficial owners of more than five percent of our securities;

•	the immediate family members of any of the foregoing persons; and

•	any other persons whom our board determines may be considered related persons.

For purposes of this policy, “immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and any person (other than a tenant or employee) sharing the household with the executive officer, director or five percent beneficial owner.

In reviewing and approving such transactions, our audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chair of the audit committee in some circumstances. No related person transaction shall be entered into prior to the completion of these procedures.

Our audit committee or its chair, as the case may be, shall approve only those related person transactions that are determined to be in, or not inconsistent with, our best interest and our stockholders’ best interests, taking into account all available facts and circumstances as the committee or the chair determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of our audit committee shall participate in any review, consideration or approval of any related person transaction with respect to which the member or any of his or her immediate family members is the related person.

PRINCIPAL STOCKHOLDERS

The following table indicates beneficial ownership of our Common Stock as of July 1, 2020, and on a fully diluted basis for all 32,981,326 voting securities and as adjusted to reflect the sale of common stock in this offering, reflecting the beneficial ownership of our common stock by the following provisions:

•	By each person or entity known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	By each of our executive officers, directors and Senior Management; and

•	By all of our executive officers and directors as a group.

70

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Troika Media Group, Inc., 1715 N. Gower Street, Los Angeles California 90028. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and general includes voting or investment power with respect to securities. Shares of common stock subject to options (or other convertible securities) exercisable within 60 days after the date of this Memorandum, are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

			Before Offering		After Offering
Name and Address of Beneficial Owner	Number of Shares		Common Stock (1)	Voting Securities (2)	Voting Securities
Christopher Broderick	800,000	(3)	5.9%	2.5%
Daniel Pappalardo	1,871,267	(4)	13.3%	5.8%
Michael Tenore	333,333	(15)	2.4%	1.0%
Robert B. Machinist	666,667	(5)	4.7%	2.0%
Kevin Dundas	266,667	(6)	1.9%	*
Jeff Kurtz	333,333	(7)	2.4%	1.0%
Thomas Tadeus Antoni Ochocki	1,343 ,333	(8)	10.0%	4.2%
Daniel Jankowski	400,667	(9)	2.9%	1.2%
All executive officers and directors (8 persons)	6,015,2670	(3)(4)(5)(6)(7)(8)(9)(15)	35.9%	17.1%
SAB Management, LLC (Andrew Bressman) (10)	2,000,000	(11)	12.8%	5.9%
Peter Coates and Family Brook Farm Newcastle Road Betchton, Sandboch Cheshire United Kingdom CW11 2TG	7,702,905	(12)	36.7%	24.7%
Geoffrey Noel Bond Apt. 1, 5th Floor CG Casa 150 Sukhumvit SOI 22 Klongtoey Wattana Bangkok 10110, Thailand	2,640,000	(13)	16.2%	8.2%
Davidoff Hutcher & Citron LLP as Escrow Agent for benefit of Shareholders of Pangaea Trading Partners LLC	2,792,361	(14)	20.5%	8.7%

 _____________

*Less than 1% of the issued and outstanding Shares.

(1)

Based on 14,961,920 shares of common stock issued and outstanding as of July 1, 2020. Does not include 2,666,667 shares issued in connection with the Company’s acquisition of Mission, which are held in escrow and subject to forfeiture as the Mission founders were terminated for cause. See “Business – Legal Proceedings” below.

(2)

Based on 32,981,326 shares, including 14,961,290 shares of Common Stock issued and outstanding; 2,495,000 shares of Series B Preferred Stock convertible into approximately 594,048 shares of common stock at $4.20 per share; 911,149 shares of Series C Preferred Stock convertible into approximately 12,158,654 shares of Common Stock at $0.75 per share; and  1,979,000 shares of Series D Preferred Stock convertible into approximately 5,277,334 shares of Common Stock at $3.75 per share. No officer and director held any shares of preferred stock.

(3)

These shares are issuable upon exercise of options granted to Mr. Broderick on June 12, 2017, which are exercisable at $0.75 per share. One-half (50%) of the options vested on July 1, 2018 and the remaining one-half (50%) vested on July 1, 2019.

(4)

Of these shares, 500,000 are issuable upon exercise of options granted to Mr. Pappalardo on June 12, 2017, which are exercisable at $0.75 per share. One-half (50%) of the options vested on July 1, 2018 and the remaining one-half (50%) vested on July 1, 2019. Included in the 1,371,267 shares of Common Stock received in connection with the June 2017 Troika Merger are 204,667 shares (10% of Merger consideration) held in escrow.

71

(5)

On August 1, 2017, Robert Machinist was awarded warrants to purchase 166,667 shares of Common Stock exercisable at $0.75 per share and vesting in three equal installments over a three-year period from the date of grant. On May 1, 2018, in connection with his appointment as Chief Executive Officer of the Company, Robert Machinist was awarded warrants to purchase 166,667 shares of Common Stock immediately exercisable at $0.75 per share for five (5) years. He was awarded 166,667 warrants exercisable at $0.75 per share for five (5) years as executive compensation in each of fiscal 2018 and 2019, bringing his total amount of warrants up to 666,667.

(6)

On March 14, 2019, Mr. Dundas was issued 266,667 warrants exercisable at a price of $1.50 per share in consideration for his services. 50% of the warrants vested on December 31, 2019, with the remainder vesting upon the uplisting of the Company’s securities.

(7)

These shares are issuable upon exercise of 66,667 warrants issued to Mr. Jeff Kurtz on June 16, 2017 upon his election to the Board of Directors. These warrants are exercisable at $0.75 per share and vest in equal installments over a two (2) year period from the date of grant. On May 1, 2018, Mr. Kurtz was issued an additional 200,000 five-year warrants exercisable at $0.75 per share commencing on May 1, 2019. Mr. Kurtz’s warrants were amended to bring his total allotment to 333,333 warrants in August 2018 to bring his compensation in line with other board members.

(8)

These shares include an aggregate of 643,3 33 shares held by Union Investment Management Ltd and Union Eight Ltd, affiliated entities of Mr. Ochocki. Also includes 900,000 shares issuable upon exercise of warrants held in the name of Mr. Ochocki’s wife and 66,667 warrants granted in his name. Mr. Ochocki disclaims beneficial ownership of the securities held by his wife. Mr. Ochocki is serving on the Board of Directors representing the Coates’ families’ interest. See Footnote 12 below.

(9)

Mr. Jankowski is serving on the Board of Directors representing Union Investment Management, but his holdings do not include an aggregate of 643,333 shares described in footnote (8) above. Includes 60,667 shares of Common Stock issuable upon exercise of warrants issued for consulting services rendered by Dovetail Trading Ltd., of which Mr. Jankowski is a principal; 66,667 shares of Common Stock issuable upon exercise of warrants issued as a Member of the Board of Directors  and 6,66 7 shares of Common Stock issuable upon exercise of warrants issued for consulting services by Mr. Jankowski prior to his joining the Board of Directors.

(10)	Mr. Bressman is a consultant acting as Managing Director and Head of Business Development of the Company.

(11)

These shares are issuable upon exercise of ten (10) year warrants issued as of February 15, 2017 and June 2017 and 2018 to SAB Management LLC, of which Mr. Bressman is a Member. These warrants are exercisable on a cashless basis at $0.75 per share. Fifty (50%) percent of the warrants vested on December 1, 2017 and 50% vested on June 1, 2018.

(12)

Included in these shares are 6.013,160 shares issuable upon conversion of 450,987 shares of Series C Preferred Stock; 1,466,667 shares issuable upon conversion of $5,500,000 of Series D Preferred Stock; 4,560 shares of Common Stock held by Peter Coates; and 385,185 shares of Common Stock held by Denise Coates, Mr. Coates’ adult daughter.

(13)	These shares are issuable upon conversion of $9,900,000 of Series D Preferred Stock at $3.75 per share.

(14)

Shares of Common Stock previously owned by Mr. DePalo, who resigned from all positions with the Company as of March 27, 2015 upon the SPHC Merger. These shares are held by the escrow agent, the law firm of Davidoff Hutcher & Citron LLP. for the benefit of the shareholders of Pangaea Trading Partners LLC, an unaffiliated Company. See “Certain Relationships and Related Person Transactions”.

(15)

These shares are issuable upon exercise of options granted to Mr. Tenore in October 2017, which are exercisable at $0.75 per share. One-half (50%) of the options vested on July 1, 2018 and the remaining one-half (50%) vested on July 1, 2019.

72

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our restated Certificates of Incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated Certificates of Incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

We are currently authorized to issue 300,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of preferred stock, $0.20 par value per share. Upon completion of the offering, there will be [●] shares of common stock and 6,105,149 shares of preferred stock outstanding. All share and per share data in this prospectus give retroactive effect to an assumed one for 15 reverse stock split to be effected prior to the effective date of this prospectus. We have received approval from a majority of our voting securities, to file an Amendment to our Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding shares of our common stock, at a ratio of one share for each 15 shares outstanding, and to reduce the authorized shares of common stock from 600,000,000 to 300,0000 shares. In implementing the Reverse Stock Split, the number of shares of our common stock held by each stockholder was reduced by dividing the number of shares held immediately before the Reverse Stock Split by 15 and then rounding down to the nearest whole share. We will pay cash to each stockholder in lieu of any fractional interest in a share to which each stockholder would otherwise be entitled as a result of the Reverse Stock Split. The Reverse Stock Split did not affect any stockholder’s percentage ownership interest in our Company or proportionate voting power, except to the extent that interests in fractional shares were paid in cash.

In addition, we have adjusted all outstanding shares of any restricted stock units, stock options and warrants entitling the holders to purchase shares of our common stock as a result of the Reverse Stock Split, as required by the terms of these securities. In particular, we have reduced the conversion ratio for each security, and increased the exercise price in accordance with the terms of each security based on Reverse Stock Split ratio ( i.e., the number of shares issuable under such securities have been divided by 15 and the exercise price per share has been multiplied by 15 ) Also, we reduced the number of shares reserved for issuance under our existing 2015 Employee Director and Consultant Equity Incentive Plan, proportionately based on the Reverse Stock Split ratio. The Reverse Stock Split does not otherwise affect any of the rights currently accruing to holders of our common stock, or options or warrants exercisable for our common stock.

As of July 1, 2020, there were outstanding options to purchase 3,343,056 shares of common stock and outstanding warrants to purchase 7,214,926 shares of common stock. Each share of Series B, C and D Preferred Stock votes together with the Common Stock on an as covered basis and is not entitled to dividends except to the extent declared on common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There is no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

73

Preferred Stock

Our board of directors is authorized, without further shareholder approval, to issue from time to time up to a total of 15,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series without further vote or action by the shareholders. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of our management without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock or diversely affected the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any additional shares of preferred stock.

The Company has authorized 15,000,000 preferred shares with a $0.20 par value, of which 720,000 shares have been designated as Class A Preferred Stock. The Class A Preferred Stock has a liquidation preference of $0.20 par value and is entitled to receive cumulative annual dividends at the rate of 9%, payable in either cash or additional shares of Class A Preferred Stock, at the option of the Company. As of March 31,2020, there were 720,000 shares of Class A Preferred Stock issued and outstanding. Undeclared Class A dividends accumulated and unpaid as of 2014 and 2013 were $211,080 and $198,120, respectively; these dividends are not included in accrued expenses and will be paid with a portion of the proceeds of this offering.

As of July 1, 2020, there were: (i) 2,495,000 shares of Series B Preferred Stock issued and outstanding convertible at $4.20 per share into approximately 594,048 shares of Common Stock; (ii) 911,149 shares of Series C Preferred Stock issued and outstanding convertible at $075 per share into approximately 12,148,654 shares of Common Stock; and (iii) 1,979,000 shares of Series D Preferred Stock issued and outstanding convertible at $3.75 per share into approximately 5,277,334 shares of Common Stock.

Anti-Takeover Provisions of Nevada Law, our Restated Certificate of Incorporation and our Amended and Restated Bylaws

Anti-Takeover Effects of Our Articles of Incorporation, Bylaws and Nevada Law

Our articles of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board of Directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below. The following descriptions are summaries of the material terms of our Restated Articles of Incorporation and Amended and Restated Bylaws. We refer in this section to our Restated Articles of Incorporation as our articles of incorporation, and we refer to our amended and restated bylaws as our bylaws.

The existence of authorized but unissued shares of preferred stock may enable our Board of Directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board of Directors were to determine that a takeover proposal is not in the best interests of our stockholders, our Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our articles of incorporation grant our Board of Directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock.

74

Anti-Takeover Effect of Nevada Law

We may in the future become subject to Nevada’s control share laws. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders of record, at least 100 of whom are residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. The Company currently has fewer than 100 stockholders of record who are residents of Nevada and does not do business in Nevada.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law any longer.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, a stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights for the control shares, is entitled to demand fair value for such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for two years after the interested stockholder first becomes an interested stockholder, unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (b) an affiliate or associate of the corporation and at any time within the previous two years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “business combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage a party interested in taking control of the Company from doing so if it cannot obtain the approval of our Board.

Indemnification

Our Articles of Incorporation limit the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit. Our Articles of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted under the Nevada Revised Statutes. In addition, our Bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Nevada. Our By-laws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

75

Under Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (b) is not liable pursuant to Nevada Revised Statutes Section 78.138, and performed his powers in good faith and with a view to the interests of the Corporation.

Under the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and (b) is not liable pursuant to Section 73.138 of the Nevada Revised Statutes.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance; The Registrant maintains directors’ and officers’ liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is AST Financial, with offices at 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock is currently listed on the OTC Markets . We have applied to have our common stock listed on the NYSE American under the symbol “TRKA”

Meetings of Stockholders

Our articles of incorporation and bylaws provide that only the Chairman of the Board, the President, the Secretary or a majority of the members of our Board of Directors then in office or the holders of five (5%) percent of the outstanding shares of the capital stock of the Corporation may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

76

Amendment to Articles of Incorporation and Bylaws

Any amendment of our articles of incorporation must first be approved by a majority of our Board of Directors, and if required by law or our articles of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our articles of incorporation must be approved by not less than a majority of the outstanding shares entitled to vote on the amendment, and not less than a majority of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least a majority of the outstanding shares entitled to vote on the amendment, or, if our Board of Directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no active market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time.

Upon completion of this offering, we will have [●] shares of common stock outstanding, an assumed initial public offering price of $[●] per share, no exercises of the Underwriters’ over-allotment option and no exercise of outstanding options or warrants, and that the closing of this offering occurs on [●], See “Prospectus Summary-General Information About This Prospectus.” Of these shares, the [●] shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining [●] shares of common stock existing are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, as described below. As a result of the contractual 270-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
[●]	On the date of this prospectus.
[●]	At 90 days from the date of this prospectus.
[●]	At or after 270 days* from the date of this prospectus

•	This 270-day period corresponds to the end of the lock-up period described below under “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after this offering, a person, or persons whose shares are aggregated, other than any affiliate of ours, who owns shares that were purchased from us or any affiliate of ours at least six months previously, is entitled to sell such shares as long as current public information about us is available. In addition, our affiliates who own shares that were purchased from us or any affiliate of ours at least six months previously are entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) one percent of our then-outstanding shares of common stock, which will equal approximately [●] shares immediately after this offering, and (2) the average weekly trading volume of our common stock on the Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144, or, if no such notice is required, the date of the receipt of the order to execute the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements in specified circumstances and the availability of current public information about us.

77

Furthermore, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least one year previously, would be entitled to sell shares under Rule 144 without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Options and warrants

As of July 1, 2020, options to purchase a total of 3,343,056  shares of common stock were outstanding a nd w arrants to purchas e 7,214,926 shares of common stock were outstanding. We do not intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options or warrants for a nine (9) month period following the effective date of this prospect us.

Lock-Up Agreements

Upon completion of this offering all of our directors and executive officers and the holders of five (5%) percent or greater of our capital stock will have signed lock-up agreements that prevent them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, subject to certain exceptions, for a period of not less than 270 d ays from the date of this prospectus without the prior written consent of the representative. The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through ________________________________ acting as the sole book-running manager and representative of the underwriters of this offering. The underwriting agreement provides that the obligations of the underwriters are subject to representations, warranties and conditions contained therein. The underwriters have agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriter	Number of Shares
[Name of Underwriter]
Total	-

78

The underwriters have advised us that it proposes to offer the shares of common stock to the public at an assumed price of $______ per share. The underwriters propose to offer the shares of common stock to certain dealers at the same price less a concession of not more than $______ per share.

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is a part.

The shares sold in this offering are expected to be ready for delivery on or about ___________, 2020, against payment in immediately available funds. The underwriters may reject all or part of any order.

Over-Allotment Option

We have granted to the underwriters an option to purchase up to an additional _________ shares of common stock (equal to 15% of the number of shares offered hereby) from us at the same price to the public, and with the same underwriting discount, as set forth in the table below. The underwriters may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

	Number of Shares	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discount to be paid by us		$	$

Discount and Commissions

We have agreed to pay the Underwriters a cash fee equal to eight percent (8%) of the aggregate gross proceeds of the offering. We have further agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 1% of the gross proceeds received at the closing of the offering. The non-accountable expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

Other Compensation

In addition, we have agreed to issue to the Underwriters warrants to purchase a  number of shares equal to 8.0% of the aggregate number of shares sold in the offering, excluding shares issued in connection with the over-allotment option. The Underwriters’ warrants will be exercisable at any time and from time to time, in whole or in part, during the four-year period commencing one year from the closing of the offering, at a price per share equal to $___ which is 125% of the public offering price per share.

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately $_______, which includes a maximum of $150,000 of out of pocket expenses for “road show,” diligence, and reasonable legal fees and disbursements for underwriters’ counsel. We have also agreed to reimburse the underwriters, subject to compliance with FINRA Rule 5110(f)(2)(d)(i).

Indemnification

We have also agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

79

Offering Information

No action has been taken by us or the underwriters that would permit a public offering of the shares in any jurisdiction where action for that purpose is required. None of the shares of common stock included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the shares of common stock being offered hereby be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the shares in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The underwriters may allocate no more than $______________ of the shares of common stock issued in this offering to members of management and their affiliates.

Tail Rights

If within six months following the closing date of the offering, the Company completes any private offering of securities, to the extent such financing or capital is provided to the Company by investors whom the representative has introduced to the Company and who met the Company prior to the offering, then the Company will pay to the representative upon the closing of such financing 8% of the gross proceeds of such financing relating to the sale of equity.

Lock-Up – No Sales of Securities

Each of our directors, executive officers and primary shareholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of the underwriter for a period of  270 days after the date of the final prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by the underwriters.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or/(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the Representative for a period of nine (9) months after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for its own account by selling more shares of common stock than we have sold to the underwriter. The underwriters may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.

80

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker- dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NYSE American or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members, if any, may also engage in passive market making transactions in our common stock on the NYSE American. Passive market making consists of displaying bids on the NYSE American by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses by electronic means, such as e-mail.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

81

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, estate or gift tax, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to a holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or government organizations;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	certain U.S. expatriates, citizens or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	pension plans;

•	partnerships, or other entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in any such entities;

•	persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	integral parts or controlled entities of foreign sovereigns;

•	passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; or

•	persons that acquire our common stock as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Definition of a U.S. Holder

For purposes of this summary, a “U.S. Holder” is any beneficial owner of our common stock that is a “U.S. person,” and is not a partnership, or an entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

82

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a U.S. Holder or a partnership, or other entity treated as a partnership or disregarded from its owner, each for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

Distributions on Common Stock

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, distributions paid on common stock, other than certain pro rata distributions of common stock, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, if any, and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax- free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.

Sale or Other Disposition of Common Stock

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common stock will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the common stock for more than one year.

The amount of the gain or loss will equal the difference between the U.S. Holder’s adjusted cost basis in the common stock disposed of and the amount realized on the disposition. Long-term capital gains recognized by non-corporate U.S. Holders will be subject to reduced tax rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders

Distributions

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends on our common stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, as applicable, but not below zero. Any excess will be treated as capital gain and will be treated as described below under the “Gain on Sale or Other Disposition of Common Stock” section. Any such distributions would be subject to the discussions below regarding back-up withholding and Foreign Account Tax Compliance Act, or FATCA.

83

Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number), IRS Form W-8 BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and that are not eligible for relief from U.S. (net basis) income tax under an applicable income tax treaty, generally are exempt from the (gross basis) withholding tax described above. To obtain this exemption from withholding tax, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, if not eligible for relief under a tax treaty, would not be subject to a withholding tax, but would be taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits and if, in addition, the Non-U.S. Holder is a corporation, may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and not eligible for relief under an applicable income tax treaty, in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items;

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•

we are a “U.S. real property holding corporation” for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to United States federal income tax if (a) shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as Nasdaq, and (b) the Non-U.S. Holder owns or owned, actually and constructively, 5% or less of the shares of our common stock throughout the five-year period ending on the date of the sale or exchange. If the foregoing exception does not apply, such Non-U.S. Holder’s proceeds received on the disposition of shares will generally be subject to withholding at a rate of 15% and such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with distributions on common stock, and the proceeds of a sale or other disposition of common stock. A non-exempt U.S. Holder may be subject to U.S. backup withholding on these payments if it fails to provide its taxpayer identification number to the withholding agent and comply with certification procedures or otherwise establish an exemption from backup withholding.

84

A Non-U.S. Holder may be subject to U.S. information reporting and backup withholding on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, as previously defined. The certification requirements generally will be satisfied if the Non-U.S. Holder provides the applicable withholding agent with a statement on the applicable IRS Form (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, stating, among other things, that such Non-U.S. Holder is not a U.S. Person. Applicable Treasury Regulations provide alternative methods for satisfying this requirement. In addition, the amount of distributions on common stock paid to a Non-U.S. Holder, and the amount of any U.S. federal tax withheld therefrom, must be reported annually to the IRS and the holder. This information may be made available by the IRS under the provisions of an applicable tax treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Payment of the proceeds of the sale or other disposition of common stock to or through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person, or an exemption otherwise applies. Payments of the proceeds of a sale or other disposition of common stock to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment generally will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Code generally imposes a U.S. federal withholding tax of 30% on dividends and, subject to the discussion below regarding proposed regulations recently issued by the U.S. Treasury Department, the gross proceeds of a disposition of our securities paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. A U.S. federal withholding tax of 30% also applies to dividends and, subject to the discussion below regarding proposed regulations recently issued by the U.S. Treasury Department, will apply to the gross proceeds of a disposition of our securities paid to a non-financial foreign entity (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect substantial U.S. owners.

Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph.

The U.S. Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules and the proposed regulations on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

85

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SECURITIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Davidoff Hutcher & Citron LLP, New York, NY. __ _______________  has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The financial statements of Troika Media Group Inc. and its subsidiaries as of and for the years ended June 30, 2019 and 2018 included in this prospectus have been audited by RBSM LLP, an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File No. 333-         ) under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC. If you do not have Internet access, requests for copies of such documents should be directed to Michael Tenore, the Company s General Counsel at Troika Media Group, Inc., 1715 North Gower Street, Los Angeles, California 90028.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC’s public reference room, and the website of the SEC referred to above.

86

TROIKA MEDIA GROUP INC.

and Subsidiaries

F-1

Troika Media Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	March 31, 2020	June 30, 2019
ASSETS
Current assets:
Cash and cash equivalents	$959,000	$1,589,000
Accounts receivable, net	2,566,000	3,684,000
Prepaid expenses	620,000	815,000
Other assets - short term portion	30,000	2,000
Deferred expenses	660,000	-
Total current assets	4,835,000	6,090,000

Other assets - long term portion	338,000	318,000
Property and equipment, net	398,000	782,000
Operating lease right-of-use assets	9,800,000	-
Intangible assets, net	7,049,000	10,060,000
Goodwill	17,960,000	19,347,000
Total assets	$40,380,000	$36,597,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$9,507,000	$8,362,000
Convertible notes payable net of unamortized discount	1,129,000	35,000
Notes payable - related party - short term portion	376,000	207,000
Contract liabilities	4,081,000	3,516,000
Operating lease liabilities - short-term portion	2,502,000	-
Deferred rent - short-term portion	-	323,000
Total current liabilities	17,595,000	12,443,000

Long term liabilities:
Operating lease liabilities - long-term portion	8,161,000	-
Deferred rent - long-term portion	-	519,000
Notes payable - related party – long term portion	2,038,000	2,251,000
Rental deposits	103,000	109,000
Liabilities of discontinued operations - long term portion	6,425,000	6,452,000
Total liabilities	34,322,000	21,774,000

Stockholders’ equity:
Preferred stock, $0.20 par value: 15,000,000 shares authorized
Series A Preferred Stock ($0.20 par value: 5,000,000 shares authorized, 720,000 shares issued and outstanding as of March 31, 2020 and June 30, 2019, respectively)	144,000	144,000
Series B Convertible Preferred Stock ($0.20 par value: 3,000,000 shares authorized, 2,495,000 shares issued and outstanding as of March 31, 2020 and June 30, 2019, respectively)	499,000	499,000
Series C Convertible Preferred Stock ($0.20 par value: 1,200,000 shares authorized, 911,149 shares issued and outstanding as of March 31, 2020 and June 30, 2019, respectively)	182,000	182,000
Series D Convertible Preferred Stock ($0.20 par value: 2,500,000 shares authorized, 1,979,000 and 1,724,000 shares issued and outstanding as of March 31, 2020 and June 30, 2019, respectively)	396,000	376,000
Common stock, ($0.001 par value: 600,000,000 shares authorized; 231,819,348 and 228,169,348 shares issued and outstanding as of March 31, 2020 and June 30, 2019, respectively)	232,000	228,000
Additional paid-in-capital	174,885,000	168,046,000
Stock payable	1,300,000	1,743,000
Accumulated deficit	(171,640,000)	(156,445,000)
Accumulated other comprehensive loss	60,000	50,000
Total stockholders’ equity	6,058,000	14,823,000
Total liabilities and stockholders’ equity	$40,380,000	$36,597,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

Troika Media Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

	Nine Months Ended
	March 31,
	2020		2019

Project revenues, net		$20,759,000	$30,673,000
Cost of revenues		11,106,000	17,246,000
Gross profit		9,653,000	13,427,000

Operating expenses:
Selling, general and administrative expenses		19,483,000	21,711,000
Professional fees		527,000	1,377,000
Depreciation expense		281,000	427,000
Amortization expense		3,010,000	3,009,000
Goodwill impairment expense		1,387,000	-
Acquisition costs		-	63,000
Gain from release of contingent earn out		-	(7,571,000)
Total operating expenses		24,688,000	19,016,000
Loss from operations		(15,035,000)	(5,589,000)

Other income (expense):
Amortization of discount on convertible notes		(786,000)	-
Interest expense		(247,000)	(159,000)
Foreign exchange gain		9,000	15,000
Gain on early termination of operating lease		170,000	-
Other income		694,000	523,000
Other expenses		-	(486,000)
Total other expense		(160,000)	(107,000)

Net loss from continuing operations before income tax		(15,195,000)	(5,696,000)
Provision for income tax		-	(64,000)
Net loss from continuing operations after income tax		(15,195,000)	(5,760,000)

Net income from discontinued operations		-	6,528,000
Net income (loss)		$(15,195,000)	$768,000
Deemed dividend on preferred stock		-	(820,000)
Net loss attributable to common stockholders		$(15,195,000)	$(52,000)
Foreign currency translation adjustment		10,000	(73,000)
Comprehensive loss		$(15,185,000)	$(125,000)

Basic earnings (loss) per share
Continuing operations		$(0.07)	$(0.03)
Discontinued operations	$	N/A	$0.03
Net loss attributable to common stockholders		$(0.07)	$(0.00)

Diluted earnings (loss) per share
Discontinued operations	$	N/A	$0.01

Weighted average basic shares outstanding		231,819,348	228,169,348
Weighted average diluted shares outstanding		231,819,348	534,623,537

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

Troika Media Group, Inc. and Subsidiaries
Condensed Consolidated Statement of Stockholders' Equity (Deficit)
For the Nine Months Ending March 31, 2020 and 2019
(Unaudited)

	Preferred Stock - Series A		Preferred Stock - Series B		Preferred Stock - Series C		Preferred Stock - Series D		Common Stock		Additional
	$ 0.20 Par Value		$ 0.20 Par Value		$ 0.20 Par Value		$ 0.20 Par Value		$ 0.001 Par Value		Paid In	Stock	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Income (Loss)	Equity
BALANCE — July 1, 2019	720,000	$144,000	2,495,000	$499,000	911,149	$182,000	1,881,500	$376,000	228,169,348	$228,000	$168,046,000	$1,743,000	$(156,445,000)	$50,000	$14,823,000

Sale of preferred stock - series D							97,500	20,000			956,000				976,000
Retirement of common stock									(6,250,000)	(6,000)	6,000				-
Issuance of common stock related to stock payable									9,900,000	10,000	433,000	(443,000)			-
Stock-based compensation on options											863,000				863,000
Stock-based compensation on warrants											3,420,000				3,420,000
Warrants related to legal settlement											33,000				33,000
Beneficial conversion features on convertible notes payable											1,093,000				1,093,000
Imputed interest on convertible note payable											35,000				35,000
Foreign currency translation loss														10,000	10,000
Net loss													(15,195,000)		(15,195,000)

BALANCE — March 31, 2020	720,000	$144,000	2,495,000	$499,000	911,149	$182,000	1,979,000	$396,000	231,819,348	$232,000	$174,885,000	$1,300,000	$(171,640,000)	$60,000	$6,058,000

BALANCE — July 1, 2018	720,000	$144,000	2,495,000	$499,000	884,899	$177,000	616,500	$123,000	228,169,348	$228,000	$157,168,000	$443,000	$(149,584,000)	$96,000	$9,294,000

Sale of preferred stock - series C					26,250	5,000					175,000				180,000
Sale of preferred stock - series D							1,107,500	222,000			5,901,000				6,123,000
Stock-based compensation on options											1,791,000				1,791,000
Stock-based compensation on warrants											377,000				377,000
Deemed dividend on preferred stock											820,000		(820,000)		-
Imputed interest on convertible note payable											17,000				17,000
Foreign currency translation gain														(73,000)	(73,000)
Net loss													768,000		768,000

BALANCE — March 31, 2019	720,000	$144,000	2,495,000	$499,000	911,149	$182,000	1,724,000	$345,000	228,169,348	$228,000	$166,249,000	$443,000	$(149,636,000)	$23,000	$18,477,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

F-3

Troika Media Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended March 31,
(Unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(15,195,000)	$(5,760,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expenses	281,000	427,000
Amortization expenses	3,010,000	3,009,000
Amortization of right-of-use assets	1,386,000	-
Amortization of discount on convertible notes	786,000	-
Impairment of goodwill	1,387,000	-
Release of contingent earn out	-	(7,571,000)
Stock-based compensation on options	863,000	1,791,000
Stock-based compensation on warrants	3,420,000	377,000
Warrants related to legal settlement	33,000	-
Imputed interest for note payable	35,000	17,000
Gain on early termination of operating lease	(170,000)	-
Provision for bad debt	133,000	163,000
Change in operating assets and liabilities:
Accounts receivable	985,000	(3,189,000)
Prepaid expenses	195,000	747,000
Accounts payable and accrued expenses	1,876,000	1,437,000
Deferred expenses	(660,000)	(259,000)
Due from related parties	-	835,000
Other assets	(48,000)	(328,000)
Operating lease liability	(1,732,000)	-
Rental deposits	(6,000)	128,000
Deferred rent	-	(145,000)
Contract liabilities	565,000	2,384,000
Net cash used in operating activities	(2,856,000)	(5,937,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(89,000)	(78,000)
Net cash used in investing activities	(89,000)	(78,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of series C convertible preferred shares for cash	-	180,000
Issuance of series D convertible preferred shares for cash	976,000	6,123,000
Due to related parties - Mission acquisition	-	(4,554,000)
Proceeds from note payable of related party	-	3,323,000
Proceeds from convertible note payable	1,400,000	-
Payments to convertible note payable	(44,000)	(40,000)
Net cash provided by financing activities	2,332,000	5,032,000

CASH FLOWS FROM DISCONTINUED OPERATIONS
Net income from discontinued operations	-	6,528,000
Gain from release of contingent earn out	-	(6,528,000)
Change in accounts payable and accrued expenses	(27,000)	(93,000)
Net cash used in discontinued operations - operating activities	(27,000)	(93,000)
Net cash used in discontinued operations - financing activities	-	-
Net cash (used in) provided by discontinued operations	(27,000)	(93,000)

Effect of exchange rate on cash	10,000	(73,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(630,000)	$(1,149,000)
CASH AND CASH EQUIVALENTS — beginning of period	1,589,000	2,096,000
CASH AND CASH EQUIVALENTS — end of period	$959,000	$947,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$-	$-
Interest expense	$-	$-
Noncash investing and financing activities:
Stock payable for conversion of convertible notes payables and accrued interest	$-	$167,000
Retirement of common stock	$6,000	$-
Issuance of common stock related to stock payable	$(443,000)	$-
Right-of-use assets acquired through operating leases	$13,092,000	$-
Beneficial conversion features on convertible notes payable	$1,093,000	$-
Due to related party from Mission acquisition	$-	$4,554,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

TROIKA MEDIA GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended March 31, 2020 and 2019

NOTE 1 – PRESENTATION OF THE FINANCIAL STATEMENTS

The terms “Troika,” “the Company,” “we,” “our” and “us” each refer to Troika Media Group, Inc. and its subsidiaries, unless the context indicates otherwise. The accompanying unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP or GAAP, for interim financial information and Article 8 of Regulation S-X of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures have been condensed or omitted.

In our opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation, in all material respects, of the information contained herein. These unaudited condensed consolidated financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended June 30, 2019.

RISKS & UNCERTAINTIES

Liquidity

The Company has incurred net losses since its inception and anticipates net losses and negative operating cash flows until fiscal year 2022. For the nine months ending March 31, 2020, the Company had a net loss of $15.2 million, which increased the accumulated deficit to $171.6 million at March 31, 2020 from $156.4 million at June 30, 2019. At March 31, 2020, the Company had approximately $1.0 million in cash and cash equivalents and a total of $4.8 million in current assets in relation to $17.6 million in current liabilities. While the Company continues to find efficiencies with its acquisitions of Troika Design Group, Inc. and Mission Group, the departure of Mission’s President and Founder in fiscal year 2019 impacted revenue more than anticipated. With recent restructuring, Management however now believes that the Mission Group is now stabilized and will soon generate positive cash flow.

With the acquisition of Mission Group, the Company anticipates to increase Troika’s footprint in major media markets, such as NY and London. The Company also continues to expand its consulting services and breadth of product offering with existing Mission and Troika clients and increase business development in NY and London as a result of the Mission acquisition. Additionally, the Company intends to add to Mission business development due to Troika’s existing clientele. As a result of these developments and the Company’s intent to save costs in overhead through rationalized headcount from synergies achieved in the acquisition of Mission, the consolidated fiscal year 2022 forecast for the combined entity is $1.8 million in adjusted EBITDA.

During the nine months ended March 31, 2020, the Company entered into an agreement with a financial advisory firm to analyze potential financing transactions including preparing the Company for an initial public offering (IPO). The Company anticipates this firm serving as our underwriter during the IPO process and expects to file a Form S-1 registration statement with the U.S. Securities and Exchange Commission shortly. Management is confident the proceeds from the IPO will be more than sufficient to meet the Company’s cash requirements until the Company generates positive cash flow in fiscal year 2022.

F-5

If the Company raises funds by issuing equity securities, its stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting its operations or its ability to incur additional debt. Any additional debt financing or additional equity that the Company raises may contain terms that are not favorable to it or its stockholders and require significant debt service payments, which diverts resources from other activities. If the Company is unable to obtain additional financing, it may be required to significantly scale back its business and operations. The Company’s ability to raise additional capital may also be impacted by the recent outbreak of COVID-19.

Impact of COVID-19 Pandemic

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a pandemic, has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19, or other public health epidemic poses the risk that the Company or its employees, suppliers, and other partners may be prevented from conducting business activities at full capacity for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities.

The COVID-19 pandemic has caused widespread economic disruption and has impacted the Company in a number of ways most notably a significant decrease in global marketing spend beginning in March 2020. The Company expects the extent of the impact on its financials and operations results will depend on the duration and severity of the economic disruption caused by the COVID-19 pandemic.

As of March 31, 2020, the Company had approximately $1.0 million in cash and if necessary, the company plans to take certain liquidity mitigation actions however it does not believe such actions are required based on its current forecasts. The company believes that its existing cash and anticipated proceeds from its IPO as well as additional debt and equity financing opportunities will be sufficient to meet its working capital requirements for the foreseeable future.

The Company considered the impact of the COVID-19 pandemic on estimates used in applying its accounting policies in the nine months ended March 31, 2020. As a result of the pandemic, there is a greater degree of uncertainty in applying these judgments and depending on the duration and severity of the pandemic, changes to its estimates could result in a meaningful impact to its financial statements in future periods. Some of the estimates that are subject to a greater degree of uncertainty during this time include the collectability of accounts receivable, accrued revenue and goodwill valuation.

As a result of the COVID-19 pandemic and its impact on the current economy, the Company determined that this was a triggering event and that our goodwill would be reevaluated as of March 31, 2020. At June 30, 2019, our last annual impairment test concluded that our carrying value exceeded the fair value for Mission Media and a $3,082,000 impairment was recorded. Given the current economic conditions, the Company performed an interim impairment test based on updated income and cash flow forecasts as well as a reevaluated weighted average cost of capital for each reporting unit. Applying assumptions used in the June 30, 2019 valuation including industry and company specific risk factors as well as limitations on annual growth rates, it was determined that as of March 31, 2020 the carrying value of Mission Media was in excess of its fair value and as a result a $1,387,000 impairment was recorded. Management will continue to monitor the Company’s income and cash flow forecast as well as economic conditions and goodwill will be reevaluated during our annual impairment test on June 30, 2020.

PRINCIPLES OF CONSOLIDATION

The accompanying condensed consolidated financial statements include the accounts of TMG, and its wholly-owned subsidiaries, Troika Design Group, Inc. (California), Troika Services Inc. (New York), Troika Analytics Inc. (New York), Troika Productions, LLC (California), Troika-Mission Holdings, Inc. (New York), Mission Culture LLC (Delaware), Mission-Media Holdings Limited (England and Wales), and Mission Media USA, Inc. (New York). All significant intercompany accounts and transactions have been eliminated in consolidation.

F-6

PURCHASE ACCOUNTING AND BUSINESS COMBINATIONS

The Company accounts for its business combinations using the purchase method of accounting which requires that intangible assets be recognized apart from goodwill if they are contractual in nature or separately identifiable. Acquisitions are measured on the fair value of consideration exchanged and, if the consideration given is not cash, measurement is based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more reliably measurable. The excess of cost of an acquired entity over the fair value of identifiable acquired assets and liabilities assumed is allocated to goodwill.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made by management include, among others, the assessment of the collectability of accounts receivable and the determination of the allowance for doubtful accounts, the valuation and useful life of capitalized equipment costs and long-lived assets, the determination of the useful lives and any potential impairment of long-lived assets such as intangible assets, the valuation of goodwill, stock-based compensation, and deferred tax assets. Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The Company has estimated the fair value of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses, as of March 31, 2020 and 2019, respectively, approximate fair value based on their short-term nature.

FAIR VALUE MEASUREMENT

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as March 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

F-7

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates, on a periodic basis, long-lived assets to be held and used for impairment in accordance with the reporting requirements of ASC 360-10. The evaluation is based on certain impairment indicators, such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If these impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, then an estimate of the undiscounted value of expected future operating cash flows is used to determine whether the asset is recoverable and the amount of any impairment is measured as the difference between the carrying amount of the asset and its estimated fair value. The fair value is estimated using valuation techniques such as market prices for similar assets or discounted future operating cash flows.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalent account balances with financial institutions in the United States and United Kingdom which at times exceed federally insured limits for accounts in the United States. Considering deposits with these institutions can be redeemed on demand, the Company believes there is minimal risk. As of March 31, 2020 and 2019, the Company had $401,000 and $853,000 in cash that was uninsured, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. As of March 31, 2020 and 2019, the Company had no cash equivalents.

ACCOUNTS RECEIVABLE

Our accounts receivable are amounts due from our clients. The Company accounts for unbilled accounts receivable using the percentage-of-completion accounting method for revenue recognized and the customer has not been invoiced due to the terms of the contract or the timing of the account invoicing cycle.

For those clients to whom we extend credit, we perform periodic evaluations of accounts receivable and maintain allowances for potential credit losses as deemed necessary.

The Company periodically reviews the outstanding accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. When a customer’s account is deemed to be uncollectible the outstanding balance is charged to the allowance for doubtful accounts. As of March 31, 2020 and 2019, the Company had $518,000 and $435,000, in allowance for doubtful accounts, respectively.

GOODWILL AND INTANGIBLE ASSETS

As a result of acquisitions, the Company recorded goodwill and identifiable intangible assets as part of its allocation of the purchase consideration.

F-8

Goodwill

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill is tested annually at June 30 for impairment. The annual qualitative or quantitative assessments involve determining an estimate of the fair value of reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill exists. A qualitative assessment evaluates whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step quantitative goodwill impairment test. The first step of a quantitative goodwill impairment test compares the fair value of the reporting unit to its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss may be recognized. The amount of impairment loss is determined by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount. If the carrying amount exceeds the implied fair value then an impairment loss is recognized equal to that excess. A goodwill impairment charge of $3,082,000 was recorded as a result of the Company’s annual impairment assessment on June 30, 2019. The Company has adopted the provisions of ASU 2017-04—Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 requires goodwill impairments to be measured on the basis of the fair value of a reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. Thus, ASU 2017-04 permits an entity to record a goodwill impairment that is entirely or partly due to a decline in the fair value of other assets that, under existing GAAP, would not be impaired or have a reduced carrying amount. Furthermore, the ASU removes “the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test.” Instead, all reporting units, even those with a zero or negative carrying amount will apply the same impairment test. Accordingly, the goodwill of reporting unit or entity with zero or negative carrying values will not be impaired, even when conditions underlying the reporting unit/entity may indicate that goodwill is impaired.

We test our goodwill for impairment annually, or, under certain circumstances, more frequently, such as when events or circumstances indicate there may be impairment. We are required to write down the value of goodwill only when our testing determines the recorded amount of goodwill exceeds the fair value. Our annual measurement date for testing goodwill impairment is June 30. It was determined by the Company that the COVID-19 pandemic was a triggering event and after an internal evaluation it was concluded that an impairment for goodwill was required on March 31, 2020 for $1,387,000 and this will be reevaluated June 30, 2020.

None of the goodwill is deductible for income tax purposes.

Intangibles

Intangible assets with finite useful lives consist of tradenames, non-compete agreements, acquired workforce and customer relationships and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying amount and the fair value of the impaired asset. There was no impairment recorded for intangibles in the nine months ended March 31, 2020 and 2019.

BENEFICIAL CONVERSION FEATURE

If the conversion features of conventional convertible debt provides for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF and the Company amortizes the discount to interest expense over the life of the debt using the effective interest method.

STOCK-BASED COMPENSATION

The Company recognizes stock-based compensation in accordance with ASC Topic 718 “Stock Compensation”, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to an Employee Stock Purchase Plan based on the estimated fair values.

F-9

For non-employee stock-based compensation, we have adopted ASC Topic 505 “Equity-Based Payments to Non-Employees”, which requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date.

FOREIGN CURRENCY TRANSLATION

The condensed consolidated financial statements of the Company are presented in U.S. dollars. The functional currency for the Company is U.S. dollars for all entities other than Mission Media Limited whose operations are based in the United Kingdom and their functional currency is British Pound Sterling (GBP). Transactions in currencies other than the functional currencies are recorded using the appropriate exchange rate at the time of the transaction. All assets and liabilities are translated into U.S. Dollars at balance sheet date, stockholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive (loss) gain. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations.

The relevant translation rates are as follows: for the year ended March 31, 2020 closing rate at 1.24120 US$: GBP, yearly average rate at 1.26854 US$: GBP, for the year ended March 31, 2019 the closing rate at 1.30220 US$: GBP, average rate at 1.29772 US$: GBP.

COMPREHENSIVE LOSS

Comprehensive loss is defined as a change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, comprehensive loss for the nine months ended March 31, 2020 included net loss and unrealized losses from foreign currency translation adjustments.

BASIC AND DILUTED NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

F-10

The following table provides the numerators and denominators in the basic and diluted earnings per share computations for the nine months ended March 31. The figures represent the converted common stock equivalent.

	Nine Months Ended March 31,
	2020	2019

Numerator:
Net loss attributable to common stockholders	$(15,195,000)	$(52,000)

Denominator:
Basic EPS:
Common shares outstanding, beginning of period	228,169,348	228,169,348
Retirement of common stock	(6,250,000)	-
Issuance of common stock related to stock payable	9,900,000	-
Weighted average common shares issued during the period	-	-
Denominator for basic earnings per common shares	-	-
Weighted average common shares	231,819,348	228,169,348

Diluted EPS:
Common shares outstanding, beginning of period	228,169,348	228,169,348
Weighted average common shares issued during the period	-	-
Retirement of common stock	(6,250,000)	-
Issuance of common stock related to stock payable	9,900,000	-
Preferred Stock Series A, beginning of period	720,000	720,000
Preferred Stock Series B, beginning of period	8,910,714	8,910,714
Preferred Stock Series C, beginning of period	182,229,800	176,979,800
Preferred Stock Series D, beginning of period	75,260,000	24,660,000
Stock payable, beginning of period	34,860,000	8,860,000
Reduction of stock payable due to issuance	(8,860,000)	-
Weighted average preferred stock series C purchased during the period	-	5,250,000
Weighted average preferred stock series D purchased during the period	3,900,000	44,300,000
Weighted average stock payable issued during the period	-	-
Weighted average diluted effect of stock options	37,840,971	36,043,658
Weighted average diluted effect of warrants	109,556,111	86,396,684
Lock-Up Agreements - common stock equivalents	(85,666,667)	(85,666,667)
Denominator for diluted earnings per common shares Weighted average common shares	590,570,278	534,623,537

RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior period amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported consolidated balance sheets and statement of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In February 2016 the FASB issued amended guidance in the form of ASU No. 2016-02, “Leases.” The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance (formerly "capital leases") or operating, with classification affecting the pattern of expense recognition in the income statement. The standard provides for a modified retrospective transition approach for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain optional practical expedients. In July 2018, the FASB issued ASU 2018-11, "Leases: Targeted Improvements", allowing for an alternative transition method (the effective date approach). It allows an entity to initially apply the new lease guidance at the adoption date (rather than at the beginning of the earliest period presented).  The Company has reviewed the contracts to identify leases based on the standard’s modified definition and has recognized a $13.1 million right-of-use asset and offsetting lease liability on the balance sheet which resulted in no impact on net income.

F-11

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of March 31, 2020 and June 30, 2019:

	March 31, 2020	June 30, 2019
Computer equipment	$612,000	$566,000
Website design	6,000	6,000
Office machine & equipment	89,000	88,000
Furniture & fixtures	429,000	427,000
Leasehold improvements	173,000	997,000
Tenant incentives	145,000	136,000
	1,454,000	2,220,000
Accumulated depreciation	(1,056,000)	(1,438,000)
Net book value	$398,000	$782,000

During the nine months ended March 31, 2020 and 2019, depreciation expense was $281,000 and $427,000, respectively.

 In January 2020, the Company terminated the lease agreement for Troika Design’s office at 101 South La Brea in Los Angeles and relocated to a new office space at 1715 North Gower Street in Los Angeles, CA. As a result of a move, $192,000 in leasehold improvements in net book value associated with the La Brea office space was taken as a loss in the nine months ending March 31, 2020.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of March 31, 2020 and June 30, 2019:

	March 31, 2020	June 30, 2019
Customer relationship	$8,510,000	$8,510,000
Non-core customer relationships	760,000	760,000
Non-compete agreements	2,200,000	2,200,000
Tradename	410,000	410,000
Workforce acquired	2,790,000	2,790,000
	14,670,000	14,670,000
Less: accumulated amortization	(7,621,000)	(4,610,000)
Net book value	$7,049,000	$10,060,000

F-12

Purchased intangible assets with finite useful lives are amortized over their respective estimated useful lives (using an accelerated method for customer relationships and trade names) to their estimated residual values, if any. The Company’s finite-lived intangible assets consist of customer relationships, contractor and resume databases, trade names, and internal use software and are being amortized over periods ranging from two to nine years. Purchased intangible assets are reviewed annually to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, recoverability is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the rate of amortization is accelerated and the remaining carrying value is amortized over the new shorter useful life. No impairments were identified or changes to estimated useful lives have been recorded as of March 31, 2020 and 2019.

During the nine month ended March 31, 2020 and 2019, amortization expense was $3,010,000 and $3,009,000, respectively.

NOTE 4 – ACCOUNTS PAYABLE & ACCRUED EXPENSES

As of March 31, 2020 and June 30, 2019, the Company recorded $9,507,000 and $8,362,000 in accounts payable and accrued expenses respectively.  Both accounts payable and accrued expenses are treated as current liabilities however the difference is that a formal invoice has been received and entered to record an accounts payable.

	March 31, 2020	June 30, 2019
Accounts payable	$4,929,000	$4,461,000
Accrued expenses	4,235,000	3,205,000
Accrued payroll	199,000	370,000
Accrued taxes	69,000	240,000
Other miscellaneous	75,000	86,000

	$9,507,000	$8,362,000

NOTE 5 – CONVERTIBLE NOTES PAYABLE

During the year ended June 30, 2017, $255,000 of principal and $21,000 of accrued interest totaling $276,000 was agreed in writing by the Company and the lender to be converted into 5,100,000 shares of the Company’s common stock. As the shares had not been issued as of September 2019 due to an administrative error, $276,000 and $0 is presented as stock payable in the consolidated statement of stockholders’ equity as of March 31, 2019 and 2020, respectively.

F-13

During the year ended June 30, 2018, $150,000 of principal and $17,000 of accrued interest totaling $167,000 was agreed in writing by the Company and the lender to be converted into 3,000,000 shares of the Company’s common stock. As the shares had not been issued as of September 2019 due to an administrative error, $167,000 and $0 is presented as stock payable in the consolidated statement of stockholders’ equity as of March 31, 2019 and 2020, respectively.

During the nine months ended March 31, 2020, the Company issued a convertible promissory note of $200,000 to a borrower with an interest rate of 10.0%, a loan fee of $10,000, and the balance was convertible into shares of the Company’s common stock at a rate of $0.25 per share. The balance was recorded as a current liability as payment was due on the earlier of February 28, 2020 or listing to a US national exchange which is anticipated within the next twelve months. In consideration for the loan, the borrower received warrants for 200,000 shares of common stock at an exercise price of $0.25 per share vesting over three years. Using the Black-Scholes model, the warrants were valued at $25,000 and were recorded as interest expense. Interest expense of $3,000 representing the contractual interest rate was accrued as well on March 31, 2020. An initial discount of $44,000 was recorded and $44,000 in amortization costs were recognized during the period ending March 31, 2020. As noted in Note 12 – Subsequent Events, the note holder elected to convert in July 2020.

During the nine months ended March 31, 2020, the Company issued a convertible promissory note of $200,000 to a borrower with an interest rate of 10.0%, a loan fee of $10,000, and the balance was convertible into shares of the Company’s common stock at a rate of $0.25 per share. The balance was recorded as a current liability as payment was due on the earlier of March 7, 2020 or listing to a US national exchange which is anticipated within the next twelve months. In consideration for the loan, the borrower received warrants for 1,000,000 shares of common stock at an exercise price of $0.25 per share vesting over five years. Interest expense of $3,000 was accrued as of March 31, 2020. Using the Black-Scholes model, the warrants were valued at $27,000 and were recorded as interest expense. Interest expense of $3,000 representing the contractual interest rate was accrued as well on March 31, 2020. An initial discount of $48,000 was recorded and $48,000 in amortization costs were recognized during the period ending March 31, 2020. As noted in Note 12 – Subsequent Events, the note holder elected to convert in July 2020.

During the nine months ended March 31, 2020, the Company issued a convertible promissory note of $1,000,000 to a borrower with an interest rate of 10.0%, a loan fee of $120,000, and the balance was convertible into shares of the Company’s common stock at a rate of $0.20 per share. The balance was recorded as a current liability as payment was due on the earlier of April 15, 2020 or listing to a US national exchange which is anticipated within the next twelve months. In consideration for the loan, the borrower received warrants for 3,000,000 shares of common stock at an exercise price of $0.05 per share vesting over three years and warrants for 1,000,000 shares of common stock at an exercise price of $0.20 per share vesting over three years. The note also includes a loan conversion option which entitles the lender upon conversion to additional warrants for 5,000,000 shares of common stock at an exercise price of $0.05 per share. Interest expense of $9,000 was accrued as of March 31, 2020. An initial discount of $1,000,000 was recorded and $694,000 in amortization costs were recognized during the period ending March 31, 2020. As noted in Note 12 – Subsequent Events, the note holder and Company agreed to an extension of the maturity date through July 16, 2020.

As of March 31, 2020 and June 30, 2019, there was a total $1,129,000 and $35,000 in notes payable outstanding net of discount. The Company recorded $1,000 and $1,000 in imputed interest during the nine months ended March 31, 2020 and 2019, respectively. The company recorded a total of $786,000 in amortization costs for the period ending March 31, 2020.

F-14

NOTE 6 – NOTE PAYABLE RELATED PARTY

As of March 31, 2020 and 2019, the Company owed the founder and CEO of Troika Design Group, Inc., Dan Pappalardo, approximately $200,000 and the estate of his mother Sally Pappalardo $235,000.  Repayment of the loans were contractually due to begin on July 1, 2019 and accrue interest at 10.0% per annum.  Interest expense of $41,000 and $108,000 were recorded for these notes for the nine months ending March 31, 2020 and 2019, respectively.

During the nine months ended March 31, 2019, the Company issued a convertible promissory note of $1,300,000 to a related party with an interest rate of 5.0% and convertible into shares of the Company’s common stock at a rate of $0.05 per share. The holder elected to convert the promissory note in June 2019 and $19,000 in accrued interest was recorded for the nine months ended March 31, 2019.

On January 27, 2019, Daniel Jankowski and Tom Ochocki (collectively the “Lenders”) entered into a facility agreement with Mission Media Limited (“MML”) in order to provide certain funds allowing MML to exit administration in the United Kingdom. Mr. Ochocki, as primary lender, provided MML £1,594,211 ($1,979,000) which was received in January 2019. The same agreement allows the Company to draw upon Mr. Jankowski in upwards of £992,895 ($1,232,000) however the funds were not needed. Mr. Ochocki was a member of the Board of the Company and subsequent to the loan, Mr. Jankowski was appointed to the Board. Both Lenders were appointed to the Board of Mission Media Holdings Limited. The loan has a repayment date of January 2022 and an interest rate of 0%. Imputed interest for $35,000 and $16,000 were recorded for this facility agreement for the nine months ending March 31, 2020 and 2019, respectively.

Below is a breakout showing the short term and long-term potions of note payable related party as of March 31, 2020 and June 30, 2019:

	March 31, 2020	June 30, 2019
Short term portion
Dan Pappalardo	$173,000	$95,000
Estate of Sally Pappalardo	203,000	112,000
	376,000	207,000

Long term portion
Dan Pappalardo	$27,000	$105,000
Estate of Sally Pappalardo	32,000	123,000
Daniel Jankowski	-	0
Tom Ochocki	1,979,000	2,023,000
	$2,038,000	$2,251,000

F-15

NOTE 7 – LEASE LIABILITIES

The Company leases office space and as a result of our adoption of ASC 842, the operating leases are reflected on our balance sheet within operating lease right-of-use (ROU) assets and the related current and non-current operating lease liabilities. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from lease agreement. Lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectation regarding the terms. Variable lease costs such as common area maintenance, property taxes and insurance are expensed as incurred.

When the new accounting standard was adopted on July 1, 2019, the Company had current and long-term operating lease liabilities of $888,000 and $9,570,000, respectively, and right of use of assets of $9,616,000. As of March 31, 2020, the Company had current and long-term operating lease liabilities of $2,502,000 and $8,161,000, respectively, and right of use of assets of $9,800,000.

Future minimum lease payments on a discounted and undiscounted basis under these leases are as follows:

	Troika Gower	Troika LaBrea	Corporate Englewood	Mission US Brooklyn	Mission US Manhattan	Mission UK London	Undiscounted Cash Flows
Discount rate	1.28%	1.28%	1.28%	1.28%	1.28%	1.28%

2020	85,000	671,000	13,000	146,000	90,000	161,000	1,166,000
2021	510,000		54,000	444,000	251,000	646,000	1,905,000
2022	528,000		55,000	460,000		646,000	1,689,000
2023	546,000		14,000	497,000		646,000	1,703,000
2024	566,000			509,000		646,000	1,721,000
2025	485,000			522,000		646,000	1,653,000
2026				535,000		484,000	1,019,000
2027				455,000			455,000

Total undiscounted future non-cancelable minimum lease payments	2,720,000	671,000	136,000	3,568,000	341,000	3,875,000	11,311,000
Less: imputed interest	168,000	-	(2,000)	166,000	3,000	313,000	648,000
Present value of lease liabilities	2,552,000	671,000	138,000	3,402,000	338,000	3,562,000	10,663,000
Short-term lease liabilities	480,000	671,000	52,000	440,000	292,000	567,000	2,502,000
Long-term lease liabilities	2,072,000	-	86,000	2,962,000	46,000	2,995,000	8,161,000
Total lease liabilities	2,552,000	671,000	138,000	3,402,000	338,000	3,562,000	10,663,000

F-16

Other information related to our operating leases is as follows:

Nine Months Ended March 31, 2020
Weighted average remaining lease term in years	6.1 years
Weighted average discount rate	0.8%

LEASE AGREEMENTS

On February 8, 2013, our Troika Design Group, Inc. subsidiary entered into a lease agreement for office space in Los Angeles, CA. The lease commenced upon move in, December 15, 2013. As part of the lease agreement, Troika received a rent abatement in months two through six of the lease and partial rent abatement in months seven through nine. The lease also provides for an escalation clause where the Company will be subject to an annual rent increase of 3%, year over year. Initially the lease expired on May 31, 2021, however the Company surrendered the premises in January 2020. The Company recorded a gain from the termination of this lease of $362,000 representing the difference between the right of use asset of $1,063,000 and the lease liability of $1,425,000 at the date of termination. This was offset by a loss of $192,000 representing the net book value of leasehold improvements associated resulting in a net gain of $170.000.

On February 1, 2018, Troika Media Group entered into a five-year lease agreement for office space in Englewood Cliffs, NJ. The beginning lease expense was $45,275 per month escalating annually at 3.5%. The lease expires on January 31, 2023.

On January 9, 2014, Mission USA entered into a seven year and five-month lease agreement for office space in New York, NY. The beginning lease expense was $19,230 per month escalating annually at 2.5%. As part of the lease agreement, Mission USA received a rent abatement in months one through five of the lease. The lease expires on May 8, 2021.

On May 2, 2017, Mission USA entered into a ten-year lease agreement for office space in Brooklyn, NY. The beginning lease expense was $34,278 per month escalating annually at 2.5%. As part of the lease agreement, Mission USA received a rent abatement in months one through four of the lease. The lease expires on May 1, 2027.

On April 6, 2016, Mission UK entered into a ten-year lease agreement for office space in London, UK. The beginning lease expense was £17,365 ($22,837) per month for the first twelve months and then escalated to £40,916 ($53,807) per month for the remainder of the lease which expires April 5, 2026. As part of the lease agreement, Mission UK received a rent abatement in months sixty-one through sixty-six of the lease.

On February 1, 2020, Troika Production Group entered into a five-year lease agreement for office space in Los Angeles, CA. The lease provides for an escalation clause where the Company will be subject to an annual rent increase of 3.5%, year over year. The lease expires on January 31, 2025.

The Company accounts for leases based on the new accounting standard ASC 842 and recorded $943,000 and $1,286,000 of rent expense for the nine months ended March 31, 2020 and 2019, respectively.

NOTE 8 – LIABILITIES OF DISCONTINUED OPERATIONS

In January 2019, the Company extinguished $6,528,000 of liabilities from discontinued operations as a result of an inter-creditor agreement and settlement agreement with the bankruptcy trustee in December 2018 in relation to amounts owed by SignalShare, LLC. The Company recognized this as income from discontinued operations.  In the nine months ended March 31, 2020 and 2019, the Company made $27,000 and $93,000 in payments towards liabilities relating to discontinued operations, respectively. All of the discontinued liabilities below are recorded as long-term liabilities.

Liabilities of discontinued operations consisted of the following as of March 31, 2020 and June 30, 2019:

	March 31, 2020	June 30, 2019
SPC – Accounts payable and other accrued liabilities	$3,111,000	$3,138,000
SSS – Accounts payable, other accrued liabilities, and promissory note	-	-
Roomlinx – Account payable and other accrued liabilities	3,314,000	3,314,000
	$6,425,000	$6,452,000

F-17

NOTE 9 – LEGAL CONTINGENCIES

We may become a party to litigation in the normal course of business. In the opinion of management, there are no legal matters involving us that would have a material adverse effect upon our financial condition, results of operations or cash flows.

Stephenson Disputes. A dispute arose between Nicola and James Stephenson, co-founders of Mission, and the Company. The two engaged in obstructionist activities in preventing the Company from properly integrating the operations of Mission into the Troika structure and violations of the Mission Acquisition transaction documents. Moreover, the Company discovered significant financial discrepancies in the financial statements delivered at the closing of the Mission Acquisition to it by the Stephensons. For these reasons, the Board of Directors deemed it necessary to terminate the Stephensons’ employment on January 4, 2019. Upon investigating Mission’s financial statements while undergoing the Company's audit process, the Company determined that certain deposits were recognized improperly by the Mission founders and upon their direction without the knowledge of the Company and that certain unauthorized payments were made by the Stephensons to a Mission executive. The Company estimates that the total amount of discrepancies amounted to in excess of approximately $1,000,000 which are accounted for in the Company’s financial statements. The Company filed suit on January 7, 2019 in the Federal District Court for the Southern District of New York against the Stephensons [Troika Media Group et.al. vs. Nicola Stephenson, James Stephenson and AllMac LLC, 14-CV-00145-ER].

On February 13, 2019, the Court granted the Company a preliminary injunction barring the Stephensons from, among other things: entering the physical or virtual premises of the Company; communicating with Company employees; accessing the Company’s and its affiliates’ property or funds, and holding themselves out as being associated with the Company. In addition to a permanent injunction, the Company is seeking monetary damages in an amount to be determined at arbitration, but not less than the $13 million paid by the Company in connection with the acquisition of Mission, plus punitive or exemplary damages and a return of the ten (10) million shares of the Company’s stock granted to the Stephensons. The matter is currently pending and the Stephensons have not answered the complaint as of this date. On January 25, 2019, the Stephensons filed for arbitration of certain claims related to their discharge and employment agreements. The Parties to the litigation agreed that all claims would be referred JAMs for binding arbitration. The matter is now pending before JAMs.

On October 30, 2019, the Federal District Court for the Southern District of New York issued an order disqualifying the firm representing the Stephensons (the “Stephenson Counsel”) due to the fact that, among other findings, Stephenson Counsel simultaneously impermissibly represented the Stephensons in an adversarial manner while it still represented the Company. Stephenson Counsel was ordered to withdraw its representation and the Stephensons were ordered to find replacement counsel. The Company is reviewing all options related to the impermissible professional actions of Stephenson Counsel and is in discussions with its counsel regarding action against the law firm related to its actions.

Other than the foregoing, no material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate, to management’s knowledge) is party to or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

F-18

NOTE 10 – STOCKHOLDERS’ EQUITY

On April 24, 2018, the Company amended its articles of incorporation to increase its authorized shares of capital stock from 405,000,000 to 615,000,000 shares, designated as follows: (i) 600,000,000 shares of Common Stock, par value $0.001 per share; and (ii) 15,000,000 shares of Preferred Stock, $0.20 par value per share.

COMMON STOCK

As of March 31, 2020 and June 30, 2019, the Company has 231,819,348 and 228,169,348 shares of common stock issued and outstanding.

            In the nine months ending March 31, 2020, the Company issued 9,900,000 in common stock in relation to $443,000 in previously recorded stock payables relating to converted note payables; however, the stock were not issues prior due to a clerical error.

In the nine months ending March 31, 2020, the Company cancelled 6,250,000 in common stock in relation to a previous agreement with Cenfin, LLC. The stocks were issued in accordance with a settlement agreement and upon completion of the settlement, the shares were returned to the Company.

PREFERRED STOCK

The Company has designated 15,000,000 shares as preferred stock, par value $0.20 series A, B, C and D, of which 5,000,000 shares have been designated as Series A preferred stock; 3,000,000 shares have been designated as Series B convertible preferred stock; 1,200,000 shares have been designated as Series C convertible preferred stock; and 2,500,000 shares have been designated as Series D convertible preferred stock.

As of March 31, 2020, 720,000 shares of Series A Preferred Stock were issued and outstanding; 2,495,000 shares of Series B Preferred Stock were issued and outstanding; 911,149 shares of Series C Preferred Stock were issued and outstanding; and 1,979,000 shares of Series D Preferred Stock were issued and outstanding.

As of June 30, 2019, 720,000 shares of Series A Preferred Stock were issued and outstanding; 2,495,000 shares of Series B Preferred Stock were issued and outstanding; 911,149 shares of Series C Preferred Stock were issued and outstanding; and 1,881,500 shares of Series D Preferred Stock were issued and outstanding.

The Company has completed the following private placements for the sale of preferred stock:

During the nine months ended March 31, 2019, the Company issued an aggregate of 26,250 shares of Series C Preferred Stock in private placements at $10 per share for net proceeds of $180,000. Each share of Series C Preferred Stock, is convertible into 200 shares of common stock at $0.05 per share. During the nine months ended March 31, 2019, the Company issued an aggregate of 1,107,500 shares of Series D Preferred Stock in private placements at $10 per share for net proceeds of $11,123,000 of which $5,000,000 was received in June 2018. Each share of Series D Preferred Stock, is convertible into 40 shares of common stock at $0.25 per share.

F-19

During the nine months ended March 31, 2020, the Company issued an aggregate of 97,500 shares of Series D Preferred Stock in private placements at $10 per share for net proceeds of $976,000. Each share of Series D Preferred Stock, is convertible into 40 shares of common stock at $0.25 per share.

WARRANTS

During the nine months ended March 31, 2019, the Company issued warrants to certain directors and consultants to purchase 10,900,000 shares of the Company’s common stock between $0.05 and $0.25 per share which vested during various terms and were valued at $2,168,000. The Company recorded compensation of $1,791,000 for the vested portion during the nine months ended March 31, 2019.

During the nine months ended March 31, 2020, the Company issued warrants to certain directors and consultants to purchase 26,617,000 shares of the Company’s common stock between $0.05 and $0.25 per share which vested during various terms and were valued at $3,027,000. The Company recorded compensation of $3,423,000 for the vested portion during the nine months ended March 31, 2020.

During the nine months ended March 31, 2020, the Company issued warrants relating to a legal settlement to purchase 150,000 shares of the Company’s common stock for $0.05 per which were valued at $33,000. The Company recorded warrants expense of $33,000 during the nine months ended March 31, 2020 related to these issuances.

As of March 31, 2020 and 2019, respectively, the Company issued 121,251,000 warrants valued at $16,076,000 and 93,634,000 warrants valued at $10,945,000 using the Black-Scholes model.

The Company uses the Black-Scholes Model to determine the fair value of warrants granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected stock price volatility assumptions are based on the historical volatility of the Company’s common stock over periods that are similar to the expected terms of grants and other relevant factors. The Company derives the expected term based on an average of the contract term and the vesting period taking into consideration the vesting schedules and future employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. The Company has never paid any cash dividends on its common stock and the Company has no intention to pay a dividend at this time; therefore, the Company assumes that no dividends will be paid over the expected terms of warrants awards.

The Company determines the assumptions used in the valuation of warrants awards as of the date of grant. Differences in the expected stock price volatility, expected term or risk-free interest rate may necessitate distinct valuation assumptions at those grant dates. As such, the Company may use different assumptions for warrants granted throughout the year.

The Company has utilized the following assumptions in its Black-Scholes warrant valuation model to calculate the estimated grant date fair value of the warrants during the nine months ended March 31, 2020 and 2019:

	2020	2019
Volatility - range	58.5% - 75.8%	70.2% - 73.8%
Risk-free rate	0.3% - 2.2%	2.3% - 2.9%
Contractual term	4.0 - 5.0 years	5.0 years
Exercise price	$0.05 - $0.25	$0.05 - $0.25

F-20

A summary of the warrants granted, exercised, forfeited and expired for the nine months ending March 31, 2020 are presented in the table below:

	Number of Warrants	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Warrants	Weighted- Average Remaining Contractual Term (in years)
Outstanding July 1, 2019	94,133,888	$0.11	$0.11	$5,509,850	3.8
Granted	25,017,223	0.10	0.19	3,845,945
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(2,472,223)	-	-	(44,445)	-
Outstanding March 31, 2020	116,678,888	0.10	0.13	9,311,350	3.1
Vested and exercisable March 31, 2020	109,556,111	0.11	0.13	7,814,295	3.1
Non vested March 31, 2020	7,122,777	$0.11	0.17	$1,497,055	2.3

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable warrants under the Company’s warrant plans as of March 31, 2020.

	Outstanding warrants		Exercisable warrants
Exercise price range	Number of warrants	Weighted average remaining contractual life	Number of warrants	Weighted average remaining contractual life
$0.05	98,195,000	3.3 years	96,063,890	3.2 years
$0.10	6,250,000	2.5 years	2,000,000	4.0 years
$0.20	1,000,000	4.9 years	-	-
$0.25	3,925,000	2.1 years	3,933,333	1.4 years
$0.40	5,720,000	1.0 years	5,720,000	1.0 years
$1.80	1,588,888	0.3 years	1,838,888	0.3 years
	116,678,888	3.1 years	109,556,111	3.1 years

F-21

A summary of the warrants granted, exercised, forfeited and expired for the nine months ending March 31, 2019 are presented in the table below:

	Number of Warrants	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Warrants	Weighted- Average Remaining Contractual Term (in years)
Outstanding July 1, 2018	81,873,888	$0.14	$0.07	$1,476,850	5.5
Granted	11,760,000	0.10	0.20	1,490,000
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(500,000)	-	-	(20,000)	-
Outstanding March 31, 2019	93,133,888	0.11	0.11	5,309,850	3.8
Vested and exercisable March 31, 2019	86,396,684	0.11	0.11	4,590,961	4.0
Non vested March 31, 2019	6,737,204	$0.07	0.11	$718,889	1.2

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable warrants under the Company’s warrant plans as of March 31, 2019.

	Outstanding warrants		Exercisable warrants
Exercise price range	Number of warrants	Weighted average remaining contractual life	Number of warrants	Weighted average remaining contractual life
$0.05	80,125,000	4.2 years	77,137,796	4.2 years
$0.10	4,000,000	3.5 years	-	-
$0.20	-		-	-
$0.25	1,450,000	4.4 years	1,700,000	4.3 years
$0.40	5,720,000	2.0 years	5,720,000	2.0 years
$1.80	1,838,888	1.2 years	1,838,888	1.2 years
	93,133,888	3.8 years	86,396,684	4.0 years

2017 EQUITY INCENTIVE PLAN

On June 13, 2017, the Board adopted and approved an amendment to the Troika Media Group, Inc. 2015 Employee, Director and Consultant Equity Incentive Plan (the “Equity Plan”), to change the name from M2 nGage Group, Inc. to Troika Media Group, Inc., in order to attract, motivate, retain, and reward high-quality executives and other employees, officers, directors, consultants, and other persons who provide services to the Company by enabling such persons to acquire an equity interest in the Company. Under the Plan, the Board (or the compensation committee of the Board, if one is established) may award stock options, either stock grant of shares of the Company’s common stock, incentive stock option under IRS section 422 (“ISO’s”) or a non-qualified stock option (“Non-ISO’s”) (collectively “Options”). The Plan allocates 50,000,000 shares of the Company’s common stock (“Plan Shares”) for issuance of equity awards under the Plan. As of March 31, 2020, the Company has granted, under the Plan, awards in the form ISO’s.

F-22

ISO’s Awards

During the nine months ended March 31, 2019, the Company issued options to certain employees to purchase 11,638,000 shares of the Company’s common stock between $0.05 and $0.25 per share which vested during various terms and were valued at $2,110,000. The Company recorded compensation of $377,000 for the vested portion during the nine months ended March 31, 2019.

During the nine months ended March 31, 2020, the Company issued warrants to certain employees to purchase 7,675,000 shares of the Company’s common stock at $0.25 per share which vested during various terms and were valued at $1,052,000. The Company recorded compensation of $863,000 for the vested portion during the nine months ended March 31, 2020.

The Company uses the Black-Scholes Model to determine the fair value of Options granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected stock price volatility assumptions are based on the historical volatility of the Company’s common stock over periods that are similar to the expected terms of grants and other relevant factors. The Company derives the expected term based on an average of the contract term and the vesting period taking into consideration the vesting schedules and future employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. The Company has never paid any cash dividends on its common stock and the Company has no intention to pay a dividend at this time; therefore, the Company assumes that no dividends will be paid over the expected terms of option awards.

The Company determines the assumptions used in the valuation of Option awards as of the date of grant. Differences in the expected stock price volatility, expected term or risk-free interest rate may necessitate distinct valuation assumptions at those grant dates. As such, the Company may use different assumptions for options granted throughout the year.

The Company has utilized the following assumptions in its Black-Scholes option valuation model to calculate the estimated grant date fair value of the options during the nine months ended March 31, 2020 and 2019:

A summary of the Options granted to employees under the Plan during the nine months ended March 31, 2020 and 2019:

	2020	2019
Volatility - range	58.5% - 64.6%	34.6% - 74.3%
Risk-free rate	0.9% – 1.7%	1.7% - 2.7%
Contractual term	3.0 years	2.5 -5.0 years
Exercise price	$0.25	$0.05 - $0.25

F-23

A summary of the options granted, exercised, forfeited and expired for the nine months ending March 31, 2020 are presented in the table below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Warrants	Weighted- Average Remaining Contractual Term (in years)
Outstanding July 1, 2019	52,687,500	$0.06	$0.06	$1,908,750	1.1
Granted	7,675,000	0.18	0.14	550,000
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(2,087,500)	-	-	(306,250)	-
Outstanding March 31, 2020	58,275,000	0.07	0.07	2,152,500	0.8
Vested and exercisable March 31, 2020	37,840,971	0.05	0.06	1,155,000	0.5
Non vested March 31, 2020	20,434,029	$0.10	0.09	$997,500	1.5

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable options under the Company’s warrant plans as of March 31, 2020.

	Outstanding options		Exercisable options
Exercise price range	Number of options	Weighted average remaining contractual life	Number of options	Weighted average remaining contractual life
$0.05	49,900,000	0.6 years	35,015,971	0.4 years
$0.10	3,000,000	1.5 years	2,666,667	1.1 years
$0.20	250,000	1.8 years	108,333	2.0 years
$0.25	5,125,000	3.0 years	50,000	0.9 years

	58,275,000	0.8 years	37,840,971	0.5 years

F-24

A summary of the options granted, exercised, forfeited and expired for the nine months ending March 31, 2019 are presented in the table below:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Warrants	Weighted- Average Remaining Contractual Term (in years)
Outstanding July 1, 2018	41,425,000	$0.05	$0.03	$-	5.2
Granted	11,887,500	0.08	0.20	2,063,750
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(550,000)	-	-	(80,000.00)	-
Outstanding March 31, 2019	52,762,500	0.06	0.06	1,983,750	1.3
Vested and exercisable March 31, 2019	36,043,658	0.05	0.03	231,250	0.8
Non vested March 31, 2019	16,718,842	$0.07	0.12	$1,752,500	2.3

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable options under the Company’s warrant plans as of March 31, 2019.

	Outstanding options		Exercisable options
Exercise price range	Number of options	Weighted average remaining contractual life	Number of options	Weighted average remaining contractual life
$0.05	48,137,500	1.2 years	35,210,325	0.8 years
$0.10	4,000,000	2.2 years	833,333	1.9 years
$0.20	375,000	3.2 years	-	-
$0.25	250,000	1.9 years	-	-

	52,762,500	1.3 years	36,043,658	0.8 years

F-25

NOTE 11 – DISAGGREGATION OF REVENUE & LONG-LIVED ASSETS

The following table presents the disaggregation of gross revenue between the United States and the United Kingdom for the nine months ended:

	For Nine Months Ended
	March 31, 2020	March 31, 2019
Gross Revenue:
United States	$12,927,000	$18,848,000
United Kingdom	7,832,000	11,825,000
Total gross revenue	$20,759,000	$30,673,000

The following table presents the disaggregation of gross profit between the United States and the United Kingdom for the nine months ended:

	For Nine Months Ended
	March 31, 2020	March 31, 2019
Gross profit:
United States	$5,509,000	$8,937,000
United Kingdom	4,144,000	4,490,000
Total gross profit	$9,653,000	$13,427,000

The following table presents the disaggregation of net income (loss) between the United States and the United Kingdom for the nine months ended:

	For Nine Months Ended
	March 31, 2020	March 31, 2019
Net income (loss)
United States	$(14,874,000)	$2,135,000
United Kingdom	(321,000)	(1,367,000)
Total net income (loss)	$(15,195,000)	$768,000

The following table presents the disaggregation of fixed assets between the United States and the United Kingdom as of March 31, 2020:

	United States	United Kingdom	Total
Computer equipment	$455,000	$157,000	$612,000
Website design	6,000	-	6,000
Office machine & equipment	52,000	37,000	89,000
Furniture & fixtures	352,000	77,000	429,000
Leasehold improvements	57,000	116,000	173,000
Tenant incentives	145,000	-	145,000
	1,067,000	387,000	1,454,000
Accumulated depreciation	(716,000)	(340,000)	(1,056,000)
Net book value	$351,000	$47,000	$398,000

F-26

The following table presents the disaggregation of fixed assets between the United States and the United Kingdom for the year ending June 30, 2019:

	United States	United Kingdom	Total
Computer equipment	$196,000	$160,000	$356,000
Website design	11,000	-	11,000
Office machine & equipment	7,000	36,000	43,000
Furniture & fixtures	207,000	79,000	286,000
Leasehold improvements	334,000	119,000	453,000
Tenant incentives	531,000	-	531,000
	1,286,000	394,000	1,680,000
Accumulated depreciation	(577,000)	(321,000)	(898,000)
Net book value	$709,000	$73,000	$782,000

The following table presents the disaggregation of intangible assets and goodwill between the United States and the United Kingdom as of March 31, 2020.

Intangibles	United States	United Kingdom	Total
Customer relationship	$4,953,000	$3,557,000	$8,510,000
Non-core customer relationships	760,000	-	760,000
Non-compete agreements	1,098,000	1,102,000	2,200,000
Tradename	410,000	-	410,000
Workforce acquired	1,838,000	952,000	2,790,000
	9,059,000	5,611,000	14,670,000
Less: accumulated amortization	(4,706,000)	(2,915,000)	(7,621,000)

Net book value	$4,353,000	$2,696,000	$7,049,000

Goodwill	$9,719,000	$8,241,000	$17,960,000

The following table presents the disaggregation of intangible assets and goodwill between the United States and the United Kingdom as of June 30, 2019.

Intangibles	United States	United Kingdom	Total
Customer relationship	$4,953,000	$3,557,000	$8,510,000
Non-core customer relationships	760,000	-	760,000
Non-compete agreements	1,098,000	1,102,000	2,200,000
Tradename	410,000	-	410,000
Workforce acquired	1,838,000	952,000	2,790,000
	9,059,000	5,611,000	14,670,000
Less: accumulated amortization	(2,887,000)	(1,723,000)	(4,610,000)

Net book value	$6,172,000	$3,888,000	$10,060,000

Goodwill	$11,106,000	$8,241,000	$19,347,000

F-27

NOTE 12 – SUBSEQUENT EVENTS

REVERSE STOCK SPLIT

In June 2020, our Board of Directors and stockholders holding a majority of the outstanding shares of our common stock approved a resolution authorizing our Board of Directors to effect a reverse stock split of our common stock at a certain exchange ratios from 1:10 to 1:15 with our Board of Directors retaining the discretion as to whether to implement the reverse stock split and which exchange ratio to implement. Following the effectiveness of the registration statement which this prospectus is a part, and prior to the closing of this offering, we anticipate we will effect the reverse stock split ratio of 1 share for each 15 shares.

Except as otherwise indicated and except in our financial statements, all information regarding share amounts of common stock and prices per share of common stock contained in the prospectus assume the consummation of the reverse stock split to be effected following effectiveness of the registration statement of which this prospectus is a part, and prior to the closing of this offering.

The following table set forth a summary of our historical financial data at, and for the period ended on, the dates indicated. We have derived the statements of operations data for the years ended June 30, 2019 and 2018 from our audited financial statements included in the prospectus and we have derived the statements of operations data for the nine month periods ended March 31, 2020 and 2019 from our unaudited financial statements included in the prospectus. The unaudited financial data includes, in the opinion of our management, all adjustments, consisting of normal recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any other period or for the year.

The number of weighted average common shares used in computing pro forma net loss per share gives effect to the contemplated reverse stock split at a ratio of 1 share for each 15 shares to be effected following the effectiveness of the registration statement of which the prospectus is a part, and prior to the closing of this offering

	Year Ended	Year Ended	Nine Months Ended	Nine Months Ended
	June 30, 2019	June 30, 2018	March 31, 2020	March 31, 2019
Revenue	$40,791,000	$8,535,000	$20,759,000	$30,673,000
Gross profit	17,562,000	2,575,000	9,653,000	13,427,000
Operating expenses	(29,979,000)	(14,404,000)	(24,688,000)	(19,016,000)
Other income (expense)	(88,000)	(64,000)	160,000	6,357,000
Net income (loss)	(12,505,000)	(11,893,000)	(15,195,000)	768,000
Basic loss per share	$(0.05)	$(0.07)	$(0.07)	$0.00
Weighted average basic shares outstanding	228,169,348	177,568,663	231,819,348	228,169,348
Diluted loss per share	N/A	N/A	N/A	0.00
Weighted average diluted shares outstanding	630,272,449	480,760,248	590,570,278	534,623,537
Pro forma basic loss per share (unaudited)	$(0.82)	$(1.00)	$(0.99)	$0.05
Pro forma weighted average basic shares outstanding (unaudited)	15,211,290	11,837,911	15,211,290	15,211,290
Pro forma diluted loss per share (unaudited)	$(0.30)	$(0.37)	$(0.38)	$0.02
Pro forma weighted average diluted shares outstanding (unaudited)	42,018,163	32,050,683	39,371,352	35,641,569

F-28

CONVERSION OF CONVERTIBLE NOTE PAYABLE

In April 2020, the Company offered the holder of a convertible promissory note for $1,000,000 an extension of the maturity date from April 15, 2020 to July 16, 2020 which the lender accepted. In consideration for the extension, the Company increased the loan conversion option which entitles the lender upon conversion to additional warrants from the original agreed 5,000,000 shares to 6,000,000 shares of common stock at an exercise price of $0.05 per share. In June 2020, the holder of this note informed the Company that they had elected to convert the balance due to common shares at the agreed upon conversion price of $0.20 per share

In July 2020, the holder of a convertible promissory note of $200,000 elected to convert the debt into shares of the Company’s common stock at a rate of $0.25 per share for 800,000 shares. The holder also elected to convert a loan fee of $10,000 at a rate of $0.25 per share for an additional 40,000 shares of common stock.

In July 2020, the holder of a convertible promissory note of $200,000 elected to convert the debt into shares of the Company’s common stock at a rate of $0.25 per share for 800,000 shares. The holder also elected to convert a loan fee of $10,000 at a rate of $0.25 per share for an additional 40,000 shares of common stock.

LOCK-UP AGREEMENTS

In June 2020, the Company entered into lock-up agreements with some of its officers restricting them from exercising their vested warrants and options. Representing the common stock equivalent of 59,500,000 shares, the agreements restricted 35,000,000 warrants and 24,500,000 options from being converted until the Company’s Articles of Incorporation are amended upon shareholder and Board of Directors approval.

In July 2020, the Company entered into lock-up agreements with some of its officers restricting them from exercising their vested warrants. Representing the common stock equivalent of 26,167,000 shares, the agreements restricted 26,167,000 warrants from being converted until the Company’s Articles of Incorporation are amended upon shareholder and Board of Directors approval. These additional lock-up agreements restricted a total of 85,667,000 in common stock equivalents from being converted.

COVID-19 STIMULUS FUNDING

As a result of the impact of COVID-19, the Company has obtained relief under the CARES Act in the form of a Small Business Administration (“SBA”) backed loan. In aggregate the Company has received $1,704,000.00 in SBA stimulus “Payroll Protection Program” loans as of April 27, 2020 of which the majority of these loans will be used for payroll. The initial payment terms include a 1% interest rate and a maturity of two years from the date of disbursement however it’s the Company’s understanding that US government has given a “Safe Harbor” for loans under $2 million and with certification the loans will be forgiven.

F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Troika Media Group, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Troika Media Group, Inc. and Subsidiaries (the Company) as of June 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP

We have served as the Company’s auditor since 2014.

Henderson, NV

June 10, 2020

F-30

Troika Media Group, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30,

	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$1,589,000	$2,096,000
Accounts receivable, net	3,684,000	2,188,000
Due from related parties	-	835,000
Prepaid expenses	815,000	1,194,000
Other assets - short term portion	2,000	-
Deferred expenses	-	1,146,000
Total current assets	6,090,000	7,459,000

Other assets - long term portion	318,000	-
Property and equipment, net	782,000	1,176,000
Intangible assets, net	10,060,000	14,073,000
Goodwill	19,347,000	22,429,000
Total assets	$36,597,000	$45,137,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$8,362,000	$6,389,000
Due to related party	-	4,554,000
Convertible note payable	35,000	90,000
Note payable - related party - short term portion	207,000	-
Contract liabilities	3,516,000	2,831,000
Deferred rent - short term portion	323,000	260,000
Contingent earn out - related parties - short term portion	-	1,195,000
Liabilities of discontinued operations - short term portion	-	6,528,000
Total current liabilities	12,443,000	21,847,000

Long term liabilities:
Deferred rent - long term portion	519,000	600,000
Contingent earn out - related parties - long term portion	-	6,376,000
Note payable - related party – long term portion	2,251,000	435,000
Rental deposits	109,000	-
Liabilities of discontinued operations - long term portion	6,452,000	6,585,000

Total liabilities	21,774,000	35,843,000

Commitment and contingencies (Note 13)	-	-

Stockholders’ equity:
Preferred stock, $0.20 par value: 15,000,000 shares authorized
Series A Preferred Stock ($0.20 par value: 5,000,000 shares designated, 720,000 shares issued and outstanding as of June 30, 2019 and June 30, 2018)	144,000	144,000
Series B Convertible Preferred Stock ($0.20 par value: 3,000,000 shares designated, 2,495,000 shares issued and outstanding as of June 30, 2019 and June 30, 2018)	499,000	499,000
Series C Convertible Preferred Stock ($0.20 par value: 1,200,000 shares designated, 911,149 and 884,899 shares issued and outstanding as of June 30, 2019 and June 30, 2018, respectively)	182,000	177,000
Series D Convertible Preferred Stock ($0.20 par value: 2,500,000 shares designated, 1,881,500 and 616,500 shares issued and outstanding as of June 30, 2019 and June 30, 2018, respectively)	376,000	123,000
Common stock, ($0.001 par value: 600,000,000 shares authorized; 228,169,348 shares issued and outstanding as of June 30, 2019 and June 30, 2018)	228,000	228,000
Additional paid-in-capital	168,046,000	157,168,000
Stock payable	1,743,000	443,000
Accumulated deficit	(156,445,000)	(149,584,000)
Accumulated other comprehensive income	50,000	96,000
Total stockholders’ equity	14,823,000	9,294,000
Total liabilities and stockholders’ equity	$36,597,000	$45,137,000

The accompanying notes are an integral part of these consolidated financial statements.

F-31

Troika Media Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
For the Year Ended June 30,

	2019	2018

Project revenues, net	$40,791,000		$8,535,000
Cost of revenues	23,229,000		5,960,000
Gross profit	17,562,000		2,575,000

Operating expenses:
Selling, general and administrative expenses	27,949,000		11,906,000
Professional fees	1,872,000		1,524,000
Depreciation expense	480,000		400,000
Amortization expense	4,013,000		574,000
Goodwill impairment expense	3,082,000		-
Acquisition costs	154,000		-
Gain from release of contingent earn out	(7,571,000)
Total operating expenses	29,979,000		14,404,000
Loss from operations	(12,417,000)		(11,829,000)

Other income (expense):
Interest expense	(186,000)		(64,000)
Foreign exchange gain	(4,000)		-
Other income	761,000
Other expenses	(659,000)		-
Total other expense	(88,000)		(64,000)

Net loss from continuing operations before income tax	(12,505,000)		(11,893,000)
Provision for income tax	(64,000)		-
Net loss from continuing operations after income tax	(12,569,000)		(11,893,000)

Net income from discontinued operations	6,528,000		-
Net loss	(6,041,000)		(11,893,000)
Deemed dividend on preferred stock	(820,000)		-
Net loss attributable to common stockholders	(6,861,000)		(11,893,000)
Foreign currency translation adjustment	(46,000)		-
Comprehensive loss	$(6,907,000)		$(11,893,000)

Basic earnings (loss) per share
Continuing operations	$(0.06)		$(0.07)
Discontinued operations	$0.03	$	N/A
Net loss attributable to common stockholders	$(0.03)		$(0.07)

Diluted earnings (loss) per share
Discontinued operations	$0.01	$	N/A

Weighted average basic shares outstanding	228,169,348		177,568,663
Weighted average diluted shares outstanding	630,272,449		177,568,663

 The accompanying notes are an integral part of these consolidated financial statements.

F-32

Troika Media Group, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the Years Ended June 30, 2019 and 2018

	Preferred Stock - Series A		Preferred Stock - Series B		Preferred Stock - Series C		Preferred Stock - Series D		Common Stock		Additional			Accumulated Other Comprehensive	Stockholders'
	$ 0.20 Par Value		$ 0.20 Par Value		$ 0.20 Par Value		$ 0.20 Par Value		$ 0.001 Par Value		Paid In	Stock	Accumulated	Income	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	(Loss)	(Deficit)
BALANCE — July 1, 2017	720,000	$144,000	2,495,000	$499,000	706,509	$141,000	-	$-	169,919,348	$170,000	$128,921,000	$589,000	$(137,691,000)	$(4,000)	$(7,231,000)
Common stock issued for acquisition of Mission									50,000,000	50,000	12,450,000				12,500,000
Sale of preferred stock - series C					178,390	36,000					1,540,000				1,576,000
Sale of preferred stock - series D							616,500	123,000			11,242,000				11,365,000
Common stock issued for settlement of stock payable									6,250,000	6,000	307,000	(313,000)			-
Common stock issued for settlement of accounts payable									2,000,000	2,000	498,000				500,000
Stock-based compensation on options											440,000				440,000
Stock-based compensation on warrants											1,755,000				1,755,000
Imputed interest on convertible note payable											15,000				15,000
Stock payable for conversion of convertible notes payable and accrued interest												167,000			167,000
Foreign currency translation gain														100,000	100,000
Net loss													(11,893,000)		(11,893,000)
BALANCE — June 30, 2018	720,000	$144,000	2,495,000	$499,000	884,899	$177,000	616,500	$123,000	228,169,348	$228,000	$157,168,000	$443,000	$(149,584,000)	$96,000	$9,294,000
Stock payable for conversion of convertible note payable										-	-	1,300,000			1,300,000

F-33

	Preferred Stock - Series A		Preferred Stock - Series B		Preferred Stock - Series C		Preferred Stock - Series D		Common Stock		Additional			Accumulated Other Comprehensive	Stockholders'
	$ 0.20 Par Value		$ 0.20 Par Value		$ 0.20 Par Value		$ 0.20 Par Value		$ 0.001 Par Value		Paid In	Stock	Accumulated	Income	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	(Loss)	(Deficit)
Sale of preferred stock - series C					26,250	5,000					175,000				180,000
Sale of preferred stock - series D							1,265,000	253,000			7,457,000				7,710,000
Stock-based compensation on options											474,000				474,000
Stock-based compensation on warrants											1,895,000				1,895,000
Warrants related to legal settlement											33,000				33,000
Deemed dividend on preferred stock											820,000		(820,000)		-
Imputed interest on convertible note payable											24,000				24,000
Foreign currency translation loss														(46,000)	(46,000)
Net loss													(6,041,000)		(6,041,000)
BALANCE — June 30, 2019	720,000	$144,000	2,495,000	$499,000	911,149	$182,000	1,881,500	$376,000	228,169,348	$228,000	$168,046,000	$1,743,000	$(156,445,000)	$50,000	$14,823,000

The accompanying notes are an integral part of the consolidated financial statements.

F-34

Troika Media Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended June 30,

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(12,569,000)	$(11,893,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	480,000	401,000
Amortization	4,013,000	574,000
Impairment of goodwill	3,082,000	-
Release of contingent earn out	(7,571,000)	-
Stock-based compensation on options	474,000	440,000
Stock-based compensation on warrants	1,895,000	1,755,000
Warrants related to legal settlement	33,000	-
Imputed interest for note payable	24,000	13,000
Provision for bad debt	112,000	-
Change in operating assets and liabilities:
Accounts receivable	(1,608,000)	670,000
Prepaid expenses	379,000	(8,000)
Accounts payable and accrued expenses	1,973,000	576,000
Deferred expenses	1,146,000	-
Due from related parties	835,000	-
Other assets	(320,000)	-
Rental deposits	109,000	-
Deferred rent	(18,000)	(211,000)
Contract liabilities	685,000	83,000
Net cash used in operating activities	(6,846,000)	(7,600,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(86,000)	(81,000)
Net cash paid for acquisition of Mission	-	(4,620,000)
Net cash used in investing activities	(86,000)	(4,701,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of series C convertible preferred shares for cash	180,000	1,576,000
Issuance of series D convertible preferred shares for cash	7,710,000	11,365,000
Payments to related party	(4,554,000)	-
Proceeds from note payable of related party	2,023,000	-
Proceeds from convertible note payable	1,300,000	-
Payments to convertible note payable	(55,000)	(110,000)
Net cash provided by financing activities	6,604,000	12,831,000

CASH FLOWS FROM DISCONTINUED OPERATIONS
Net income from discontinued operations	6,528,000	-
Gain from release of contingent earn out	(6,528,000)	-
Change in accounts payable and accrued expenses	(133,000)	-
Net cash used in discontinued operations – operating activities	(133,000)	-
Net cash used in discontinued operations – financing activities	-	(505,000)

Net cash used in discontinued operations	(133,000)	(505,000)

Effect of exchange rate on cash	(46,000)	-

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(507,000)	25,000
CASH AND CASH EQUIVALENTS — beginning of years	2,096,000	2,071,000
CASH AND CASH EQUIVALENTS — end of years	$1,589,000	$2,096,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$-	$1,000
Interest expense	$-	$-
Noncash investing and financing activities:
Common stock issued for settlement of accounts payable	$-	$500,000
Stock payable for conversion of convertible note payables and accrued interest	$1,300,000	$167,000
Deemed dividend on preferred stock	$820,000	$-
Common stock issued for Mission acquisition	$-	$12,500,000
Due to related party from Mission acquisition	$-	$4,554,000

The accompanying notes are an integral part of these consolidated financial statements.

F-35

TROIKA MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30, 2019 and 2018

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HISTORY AND NATURE OF BUSINESS

Troika Media Group, Inc. (formerly M2 nGage Group, Inc. and Roomlinx, Inc.) (the "Company", “TMG”, "Roomlinx" or "M2 Group") was formed in 2003 under the name RL Acquisition, Inc. pursuant to the laws of the State of Nevada.

The Company operates as a brand consulting and marketing agency specializing in the entertainment and sports media category. Our clients are, in the entertainment, sports, media, gaming and consumer brands, seeking new ways to connect with consumers, audiences and fans through evolving media and technology.

During the year ended December 31, 2013, Signal Point Holdings Corp. ("SPHC"), a subsidiary of the Company, closed down the operations of its Signal Point Corp. (“SPC”) subsidiary. This decision was made as a result of a continuing decline in revenues, increasing costs and Federal and state regulatory environment that continued to pressure margins in the SPC businesses. As a result of the decision to shut down SPC, all applicable employees were terminated, as were leases for facilities and office.

On March 27, 2015, the Company entered into and completed (the "Closing") a Subsidiary Merger Agreement (the "SMA") by and among the Company, Signal Point Holdings Corp. ("SPHC"), SignalShare Infrastructure, Inc. ("SSI") and RMLX Merger Corp.  Upon the terms and conditions of the SMA, the Company's wholly-owned subsidiary RMLX Merger Corp., a Delaware corporation, was merged with and into SPHC, with SPHC and its operating subsidiaries surviving as a wholly-owned subsidiary of the Company (the "Subsidiary Merger").  The Company’s operations, of Roomlinx, Inc., existing at the time of the SMA were transferred into a newly-formed, wholly-owned subsidiary named SignalShare Infrastructure Inc.  As a result of the SMA, the former shareholders of SPHC, a privately-owned Delaware corporation, received an aggregate of approximately 85% of the fully diluted common stock of the Company.

On May 11, 2016, SSI, completed the foreclosure sale of substantially all of the assets of SSI (other than certain excluded agreements) pursuant to Article 9 of the Uniform Commercial Code.  SSI, which held the operations of the Company prior to the SMA, terminated all of its employees and ceased operations.

On July 5, 2016, SignalShare, LLC filed for bankruptcy voluntarily pursuant to Chapter 7 of the Bankruptcy Code.  The case was filed in the U.S. Bankruptcy Court, District of New Jersey and is captioned case no. 16-23003.

On July 28, 2016, The Company’s name was changed to M2 nGage Group, Inc.

On July 14, 2017, Troika Media Group, Inc. (“TMG”) was created as a Nevada corporation. TMG began operations on June 14, 2017 by acquiring all the assets and liabilities of Troika Design Group, Inc ("TDG").  TMG operates from its main facilities and offices located in Los Angeles, California and Englewood Cliffs, New Jersey. Pursuant to the terms of a Merger Agreement dated June 12, 2017, on June 14, 2017, TMG, a wholly-owned subsidiary of M2nGage Group, Inc. was merged with and into Troika Acquisition Corp. with TMG as the surviving entity and a wholly-owned subsidiary of the acquirer. The total purchase price was $5.0 million in cash plus 30,700,000 shares of common stock of the acquirer.

F-36

CURRENT ACQUISITION

On June 29, 2018, the Company entered into an agreement to acquire all of the issued and outstanding membership interest of Mission Culture LLC and all of the outstanding ordinary shares of Mission-Media Holdings Limited. The Company formed a wholly-owned subsidiary Troika-Mission Holdings, Inc, as the acquisition company. See note 2 – Acquisitions for further details.

LIQUIDITY

The Company has incurred net losses since its inception and anticipates net losses and negative operating cash flows until fiscal year 2021. For the year ended June 30, 2019, the Company had a net loss of $6.0 million, which increased the accumulated deficit to $156.4 million at June 30, 2019 from $149.6 million at June 30, 2018.  At June 30, 2019, the Company had $1.6 million in cash and cash equivalents and a total of $6.1 million in current assets in relation to $12.4 million in current liabilities.  While the Company continues to find efficiencies with its acquisitions of Troika Design Group, Inc. and Mission Group, the departure of Mission’s President and Founder in fiscal year 2019 impacted revenue more than anticipated.  With recent restructuring, Management however now believes that the Mission Group is now stabilized and will soon generate positive cash flow.

With the acquisition of Mission Group, the Company anticipates to increase Troika’s footprint in a major media markets, such as NY and London.  The Company also continues to expand its consulting services and breadth of product offering with existing Mission and Troika clients and increase business development in NY and London as a result of the Mission acquisition.  Additionally the Company intends to add to Mission business development due to Troika’s existing clientele.  As a result of these developments and the Company’s intent to save costs in overhead through rationalized headcount from synergies achieved in the acquisition of Mission, the consolidated fiscal year 2021 forecast for the combined entity is $5.6 million in adjusted EBITDA.

Subsequent to the fiscal year end ing June 30, 2019, the Company entered into an agreement with a financial advisory firm to analyze potential financing transactions including preparing the Company for an initial public offering (IPO).  The Company anticipates this firm serving as our underwriter during the IPO process connection with a public offering and expects to file a Form S-1 registration statement with the U.S. Securities and Exchange Commission shortly. Management is confident the proceeds from the IPO will be more than sufficient to meet the Company’s cash requirements until the Company generates positive cash flow in fiscal year 2021.

Subsequent to year end June 30, 2019, the Company has issued 97,500 shares of Series D convertible preferred stock for gross proceeds of approximately $975,000.  In addition to private placements, the Company has been successful at raising funding through debt financing, has entered into three separate unsecured loan facility agreements with friendly lenders totaling $1.4 million and Management believes they can raise additional capital through similar means if necessary.

If the Company raises additional funds by issuing equity securities, its stockholders would experience dilution. Additional debt financing, if available, may involve covenants restricting its operations or its ability to incur additional debt. Any additional debt financing or additional equity that the Company raises may contain terms that are not favorable to it or its stockholders and require significant debt service payments, which diverts resources from other activities. If the Company is unable to obtain additional financing, it may be required to significantly scale back its business and operations.  The Company’s ability to raise additional capital will also be impacted by the recent outbreak of COVID-19.

Based on this acquisition, company-wide consolidation, and management’s plans, the Company believes that the current cash on hand and anticipated cash from operations is sufficient to conduct planned operations for one year from the issuance of the consolidated financial statements.

F-37

Impact of COVID-19

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a pandemic, has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19, or other public health epidemic poses the risk that the Company or its employees, suppliers, and other partners may be prevented from conducting business activities at full capacity for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. While it is not possible at this time to estimate the impact that COVID-19 could have on the Company’s business, the continued spread of COVID-19 and the measures taken by the governments of countries affected and in which the Company operates could disrupt the operation of the Company’s business. The COVID-19 outbreak and mitigation measures may also have an adverse impact on global economic conditions, which could have an adverse effect on the Company’s business and financial condition, including on its potential to conduct financings on terms acceptable to the Company, if at all. In addition, the Company may take temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring all employees to work remotely, and discouraging employee attendance at in-person work-related meetings, which could negatively affect the Company’s business. The extent to which the COVID-19 outbreak impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of TMG, and its wholly-owned subsidiaries, Troika Design Group, Inc. (California), Troika Services Inc. (New York), Troika Analytics Inc. (New York), Troika Productions, LLC (California), Troika-Mission Holdings, Inc. (New York), Mission Culture LLC (Delaware), Mission-Media Holdings Limited (England and Wales), and Mission Media USA, Inc. (New York). All significant intercompany accounts and transactions have been eliminated in consolidation.

PURCHASE ACCOUNTING AND BUSINESS COMBINATIONS

The Company accounts for its business combinations using the purchase method of accounting which requires that intangible assets be recognized apart from goodwill if they are contractual in nature or separately identifiable. Acquisitions are measured on the fair value of consideration exchanged and, if the consideration given is not cash, measurement is based on the fair value of the consideration given or the fair value of the assets acquired, whichever is more reliably measurable. The excess of cost of an acquired entity over the fair value of identifiable acquired assets and liabilities assumed is allocated to goodwill.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Significant estimates and assumptions made by management include, among others, the assessment of the collectability of accounts receivable and the determination of the allowance for doubtful accounts, the valuation and useful life of capitalized equipment costs and long-lived assets, the determination of the useful lives and any potential impairment of long-lived assets such as intangible assets, the valuation of goodwill, stock-based compensation, and deferred tax assets.  Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The Company has estimated the fair value of its financial instruments using the available market information and valuation methodologies considered to be appropriate and has determined that the book value of the Company’s accounts receivable, prepaid expenses, accounts payable, and accrued expenses, as of June 30, 2019 and 2018, respectively, approximate fair value based on their short-term nature.

FAIR VALUE MEASUREMENT

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

F-38

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as June 30, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates, on a periodic basis, long-lived assets to be held and used for impairment in accordance with the reporting requirements of ASC 360-10. The evaluation is based on certain impairment indicators, such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If these impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, then an estimate of the undiscounted value of expected future operating cash flows is used to determine whether the asset is recoverable and the amount of any impairment is measured as the difference between the carrying amount of the asset and its estimated fair value. The fair value is estimated using valuation techniques such as market prices for similar assets or discounted future operating cash flows.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalent account balances with financial institutions in the United States and United Kingdom which at times exceed federally insured limits for accounts in the United States.  Considering deposits with these institutions can be redeemed on demand, the Company believes there is minimal risk.  As of June 30, 2019 and 2018, the Company had $1,241,000 and $751,000 in cash that was uninsured, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.  As of June 30, 2019 and 2018, the Company had no cash equivalents.

ACCOUNTS RECEIVABLE

Our accounts receivable are amounts due from our clients. The Company accounts for unbilled accounts receivable using the percentage-of-completion accounting method for revenue recognized and the customer has not been invoiced due to the terms of the contract or the timing of the account invoicing cycle.

For those clients to whom we extend credit, we perform periodic evaluations of accounts receivable and maintain allowances for potential credit losses as deemed necessary.

The Company periodically reviews the outstanding accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. When a customer’s account is deemed to be uncollectible the outstanding balance is charged to the allowance for doubtful accounts. As of June 30, 2019 and 2018, the Company had $385,000 and $273,000, in allowance for doubtful accounts, respectively.

PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consist of furniture and computer equipment. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Maintenance and repairs are charged to expense as incurred.  Expenditures that increase the value or productive capacity of assets are capitalized.  When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the statements of income in the period realized.

F-39

GOODWILL AND INTANGIBLE ASSETS

As a result of acquisitions, the Company recorded goodwill and identifiable intangible assets as part of its allocation of the purchase consideration.

Goodwill

Goodwill is the excess of the purchase price paid over the fair value of the net assets of the acquired business. Goodwill is tested annually at June 30 for impairment. The annual qualitative or quantitative assessments involve determining an estimate of the fair value of reporting units in order to evaluate whether an impairment of the current carrying amount of goodwill exists. A qualitative assessment evaluates whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step quantitative goodwill impairment test. The first step of a quantitative goodwill impairment test compares the fair value of the reporting unit to its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss may be recognized. The amount of impairment loss is determined by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount. If the carrying amount exceeds the implied fair value then an impairment loss is recognized equal to that excess. A goodwill impairment charge of $3,082,000 was recorded as a result of the Company’s annual impairment assessment in fiscal year 2019. The Company has adopted the provisions of ASU 2017-04—Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 requires goodwill impairments to be measured on the basis of the fair value of a reporting unit relative to the reporting unit’s carrying amount rather than on the basis of the implied amount of goodwill relative to the goodwill balance of the reporting unit. Thus, ASU 2017-04 permits an entity to record a goodwill impairment that is entirely or partly due to a decline in the fair value of other assets that, under existing GAAP, would not be impaired or have a reduced carrying amount. Furthermore, the ASU removes “the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test.” Instead, all reporting units, even those with a zero or negative carrying amount will apply the same impairment test. Accordingly, the goodwill of reporting unit or entity with zero or negative carrying values will not be impaired, even when conditions underlying the reporting unit/entity may indicate that goodwill is impaired.

We test our goodwill for impairment annually, or, under certain circumstances, more frequently, such as when events or circumstances indicate there may be impairment. We are required to write down the value of goodwill only when our testing determines the recorded amount of goodwill exceeds the fair value. Our annual measurement date for testing goodwill impairment is June 30.  There was an impairment recorded of $3,082,000 and $0 for the year ended June 30, 2019 and 2018, respectively.

None of the goodwill is deductible for income tax purposes.

Intangibles

Intangible assets with finite useful lives consist of tradenames, non-compete agreements, acquired workforce and customer relationships and are amortized on a straight-line basis over their estimated useful lives, which range from three to ten years. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying amount and the fair value of the impaired asset. There was no impairment recorded for intangibles in 2019 and 2018.

REVENUE RECOGNITION

In accordance with the FASB issued amended guidance in the form of ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC 606”), the Company has modified its revenue recognition policy beginning in fiscal year 2019 using modified retrospective (cumulative effect) transition method. Under this transition method, results for reporting periods beginning July 1, 2018 or later are presented under ASC 606, while prior period results continue to be reported in accordance with previous guidance. The cumulative effect of the initial application of ASC 606 was immaterial, no adjustment was recorded to the opening balance of retained earnings. The timing of revenue recognition for our various revenue streams was not materially impacted by the adoption of this standard.    Overall, the adoption of ASC 606 did not have a material impact on the Company’s consolidated balance sheet, statement of operations and comprehensive loss and statement of cash flows for the year ended June 30, 2019. ASC 606 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The Company recognizes revenue in accordance with the Financial Accounting Standards Board’s (“FASB”), Accounting Standards Codification (“ASC”) ASC 606, Revenue from Contracts with Customers (“ASC 606”). Revenues are recognized when control is transferred to customers in amounts that reflect the consideration the Company expects to be entitled to receive in exchange for those goods. Revenue recognition is evaluated through the following five steps: (i) identification of the contract, or contracts, with a customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

F-40

The Company recognizes primarily four revenue streams and they are retainer fees, project fees, reimbursement income, and fee income.

Retainer fees are non-refundable fixed amounts being received from a client often on a recurring basis and the performance obligation is the staff being available to provide consultation services.  Consulting engagements do not incur a significant amount of direct costs however any costs are recognized as incurred.   Consulting fees are recognized evenly throughout the term of the agreement.

Project fees are associated with the delivery of services and/or goods to a client and the revenue includes both the anticipated costs to deliver the product as well as the Company’s margin.  As per ASC 606-10-25-31, the Company recognizes project fees over time by measuring the progress toward complete satisfaction of a performance obligation by measuring its performance in transferring control of the services contractually delivered to a client by applying the input method.   Revenue is recognized based on the extent of inputs expended toward satisfying a performance obligation and it was determined that the best judge of inputs is the costs consumed by a project in relation to its total anticipated costs.  As part of the close process the Company compiles a preliminary percentage of completion (POC) for each project which is the ratio of incurred costs to date in relation to the anticipated costs from the production team’s approved budgets.  The POC ratio is then applied to the contracted revenue and the pro-rated revenue is then recognized accordingly.

Reimbursement income represents compensation relating to the out-of-pocket costs associated with a staging of a live event.  As per 606-10-25-31, the Company recognizes reimbursement income over time by measuring the progress toward complete satisfaction of a performance obligation by measuring its performance in transferring control of the services contractually delivered to a client by applying the input method.   The revenue is recognized based on the extent of inputs expended toward satisfying a performance obligation and it was determined that the best judge of input is the costs incurred to date in relation to the anticipated costs.  As a result, unless an overage or saving is identified, the reimbursement income equates to the reimbursement costs incurred.   Given that the Company contracts directly with the majority of the vendors and is liable for any overages, the Company is deemed a principal in this revenue transaction as they have control over the asset and transfer the asset themselves.  As a result, this transaction is recorded gross rather than net.

Fee income represents the Company’s margin on the staging of a live event, is negotiated with the client prior and fixed.   Based on ASC 606, the Company’s progress in satisfying the performance obligation in a contract is difficult to determine so as a result the fee income is only recognized at the conclusion of a project.   Only upon confirmation the Company has performed all its contractual obligations as per the contract does the Company record fee income.

Contract Assets

The Company does not have any contract assets such as work-in-process. All trade receivables on the Company’s consolidated balance sheet are from contracts with customers.

Contract Costs

Costs incurred to obtain a contract are capitalized unless short term in nature. As a practical expedient, costs to obtain a contract that are short term in nature are expensed as incurred. The Company does not have any contract costs capitalized as of June 30, 2019.

Contract Liabilities - Deferred Revenue

The Company’s contract liabilities consist of advance customer payments and deferred revenue. Deferred revenue results from transactions in which the Company has been paid for products by customers, but for which all revenue recognition criteria have not yet been met. Once all revenue recognition criteria have been met, the deferred revenues are recognized.

F-41

ADVERTISING

The Company generally expenses marketing and advertising costs as incurred. During the years ended June 30, 2019 and 2018, the Company incurred $52,000 and $38,000, respectively, on marketing, trade shows and advertising.

The Company received rebates on advertising from co-operative advertising agreements with several vendors and suppliers. These rebates have been recorded as a reduction to the related advertising and marketing expense.

BENEFICIAL CONVERSION FEATURE

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF and the Company amortizes the discount to interest expense over the life of the debt using the effective interest method.

STOCK-BASED COMPENSATION

The Company recognizes stock-based compensation in accordance with ASC Topic 718 “Stock Compensation”, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to an Employee Stock Purchase Plan based on the estimated fair values.

For non-employee stock-based compensation, we have adopted ASC Topic 505 “Equity-Based Payments to Non-Employees”, which requires stock-based compensation related to non-employees to be accounted for based on the fair value of the related stock or options or the fair value of the services on the grant date, whichever is more readily determinable in accordance with ASC Topic 718.

FOREIGN CURRENCY TRANSLATION

The consolidated financial statements of the Company are presented in U.S. dollars. The functional currency for the Company is U.S. dollars for all entities other than Mission Media Limited whose operations are based in the United Kingdom and their functional currency is British Pound Sterling (GBP). Transactions in currencies other than the functional currencies are recorded using the appropriate exchange rate at the time of the transaction. All assets and liabilities are translated into U.S. Dollars at balance sheet date, shareholders’ equity is translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of stockholders’ equity, captioned as accumulated other comprehensive (loss) gain. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the statements of operations.

The relevant translation rates are as follows: for the year ended June 30, 2019 closing rate at 1.268980 US$: GBP, yearly average rate at 1.294241 US$: GBP, for the year ended June 30, 2018 the closing rate at 1.315150 US$: GBP, average rate at 1.293075 US$: GBP.

INCOME TAXES

The Company accounts for its income taxes in accordance with Income Taxes Topic of the FASB ASC 740, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

F-42

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for consolidated financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

The Company also follows the guidance related to accounting for income tax uncertainties. In accounting for uncertainty in income taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  For the Company, comprehensive loss for the year ending June 30, 2019 included net loss and unrealized losses from foreign currency translation adjustments.

Basic and Diluted Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following table provides the numerators and denominators in the basic and diluted earnings per share computations for the years ended June 30.  The figures represent the converted common stock equivalent.

	Year Ended June 30,
	2019	2018

Numerator:
Net loss attributable to common stockholders	$(6,861,000)	$(11,893,000)

Denominator:
Basic EPS:
Common shares outstanding, beginning of period	228,169,348	169,919,348
Weighted average common shares issued during the period	-	7,649,315
Denominator for basic earnings per common shares
Weighted average common shares	228,169,348	177,568,663

Diluted EPS:
Common shares outstanding, beginning of period	228,169,348	169,919,348
Weighted average common shares issued during the period	-	7,649,315
Preferred Stock Series A, beginning of period	720,000	720,000
Preferred Stock Series B, beginning of period	8,910,714	8,910,714
Preferred Stock Series C, beginning of period	176,979,800	141,301,800
Preferred Stock Series D, beginning of period	24,660,000	-
Stock payable, beginning of period	8,860,000	11,780,000
Weighted average preferred stock series C purchased during the period	4,079,400	17,839,000
Weighted average preferred stock series D purchased during the period	40,554,240	12,330,000
Weighted average stock payable issued during the period	14,104,100	-
Weighted average diluted effect of stock options	37,394,935	34,856,183
Weighted average diluted effect of warrants	85,839,912	78,373,888
Weight average stock payable issued	-	(2,920,000)
Denominator for diluted earnings per common shares
Weighted average common shares	630,272,449	480,760,248

F-43

RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior years amounts have been reclassified for consistency with the current year presentation. These reclassification had no effect on the reported consolidated balance sheets and statement of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued amended guidance in the form of ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of the new guidance is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. The new guidance defines a five-step process to achieve this core principle and, in doing so, additional judgments and estimates may be required within the revenue recognition process. The new standard replaced most of the existing revenue recognition standards in U.S. GAAP when it became effective. In July 2015, the FASB issued a one-year deferral of the adoption date, which extended the effective date to July 1, 2018.  The Company has adopted this new standard effective July 1, 2018.

In August 2016, the FASB issued amended guidance in the form of ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments.” The core principle of the new guidance is to address eight specific cash flow issues with the objective of reducing the existing diversity in practice. The company has adopted this standard effective July 1, 2018.

In November 2016, the FASB issued amended guidance in the form of ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash.” This revised standard is an effort by the FASB to reduce existing diversity in practice by providing specific guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. The updated guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. As such, amounts generally described as restricted cash and restricted cash equivalents should be included in the “beginning-of-period” and “end-of-period” total amounts shown on the statement of cash flows. The company has adopted this standard effective July 1, 2018.

In May 2017, the FASB issued amended guidance in the form of ASU No. 2017- 09, “Compensation–Stock Compensation (Topic 718): Scope of Modification Accounting” which clarifies when a change to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance requires modification accounting if the fair value, vesting condition or the classification of the award is not the same immediately before and after a change to the terms and conditions of the award. The new guidance was effective for the Company on a prospective basis beginning on January 1, 2018 and the Company has adopted this new standard effective July 1, 2018.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016 the FASB issued amended guidance in the form of ASU No. 2016-02, “Leases.” The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months. Leases will be classified as either finance (formerly "capital leases") or operating, with classification affecting the pattern of expense recognition in the income statement. The standard provides for a modified retrospective transition approach for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain optional practical expedients. In July 2018, the FASB issued ASU 2018-11, "Leases: Targeted Improvements", allowing for an alternative transition method (the effective date approach). It allows an entity to initially apply the new lease guidance at the adoption date (rather than at the beginning of the earliest period presented).  The Company has begun a preliminary review of contracts to identify leases based on the standard’s modified definition and anticipates the recognition of a $9.5 million right-of-use asset and offsetting lease liability on the balance sheet.  The Company does not anticipate a material impact on net income.

F-44

In June 2016, the FASB issued amended guidance in the form of ASU No. 2016-13, “Financial Instruments-Credit Losses,” which changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, companies will be required to use a new forward-looking “expected loss” model that generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, companies will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than as reductions in the amortized cost of the securities. Companies will have to disclose significantly more information, including information they use to track credit quality by year of origination for most financing receivables. Companies will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. This standard is effective for the Company on July 1, 2020 with early adoption permitted. The Company is in the initial stage of evaluating the impact of this new standard on its trade and other receivables.

In July 2017, the FASB issued amended guidance in the form of ASU No. 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): ( (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception”. The ASU was issued to address the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. The ASU, among other things, eliminates the need to consider the effects of down round features when analyzing convertible debt, warrants and other financing instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. The amendments are effective for fiscal years beginning after December 15, 2018 and should be applied retrospectively. The Company is in the initial stage of evaluating the impact of this new standard however it does not believe the guidance will have a material impact on our financial statements.

In February 2018 the FASB issued amended guidance in the form of ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220)”, which amends the previous guidance to allow for certain tax effects “stranded” in accumulated other comprehensive income, which are impacted by the Tax Cuts and Jobs Act (the “Tax Reform Act”), to be reclassified from accumulated other comprehensive income into retained earnings. This amendment pertains only to those items impacted by the new tax law and will not apply to any future tax effects stranded in accumulated other comprehensive income. This standard is effective for fiscal years beginning after December 15, 2018, and allows for early adoption. The Company is in the initial stage of evaluating the impact of this new standard however it does not believe the guidance will have a material impact on our financial statements..

In June 2018, the FASB issued amended guidance in the form of ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity - Equity-Based Payments to Non-Employees. The guidance is effective for public companies for fiscal years, and interim fiscal periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Company is in the initial stage of evaluating the impact of this new standard however it does not believe the guidance will have a material impact on our financial statements.

In October 2018, the FASB issued amended guidance in the form of ASU No. 2018-17, “Targeted Improvements to Related Party Guidance for Variable Interest Entities.” This ASU amends the guidance for determining whether a decision-making fee is a variable interest. ASU No. 2018-17 is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is in the initial stage of evaluating the impact of this new standard however it does not believe the guidance will have a material impact on our financial statements.

F-45

In December 2019, the FASB issued amended guidance in the form of ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” This ASU is intended to simplify various aspects related to accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and clarifying certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for annual periods beginning after December 15, 2020 and interim periods within those annual periods, with early adoption permitted. An entity that elects early adoption must adopt all the amendments in the same period. Most amendments within this ASU are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is in the initial stage of evaluating the impact of this new standard however it does not believe the guidance will have a material impact on our financial statements.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on our consolidated financial statements or disclosures.

NOTE 2 – ACQUISITIONS

TROIKA DESIGN GROUP, INC.

On June 12, 2017 (“Closing Date”), the Company completed the acquisition of Troika Design Group, Inc. (“Troika”), a privately held company. The Company purchased 100% of the issued and outstanding common stock of Troika for 30,700,000 shares of the Company’s common stock. Troika is a leading brand consultancy and marketing innovations agency specializing in the growing entertainment and sports media category. With many longstanding relationships among blue-chip media companies combined with a reputation as a leading category innovator, Troika continues to attract a growing list of entertainment, sports, media, gaming and consumer brand clients who are seeking trusted and new ways to connect with consumers, audiences and fans through evolving media and technology. Troika was founded in 2001.

On the Closing Date, Troika became our wholly owned subsidiary. The Company is accounting for the transaction under the purchase method of accounting in accordance with the provisions of ASC Topic 805 Business Combinations (ASC 805).

PURCHASE PRICE

The Company has determined the fair value of the purchase price to be approximately $1,535,000 based on the estimated fair value of the Company’s common stock on the Closing date of approximately $0.05 per share. In accordance with the acquisition agreement, the Company agreed to pay cash to settle $2,800,000 debt of Troika Design Group, Inc. and $2,200,000 cash to the Company’s bank account for working capital for operations.

PURCHASE PRICE ALLOCATION

The Company negotiated the purchase price based on the expected cash flows to be derived from their operations after integration into the Company’s existing distribution, production and service networks. The acquisition purchase price is allocated based on the fair values of the assets acquired and liabilities assumed, which are based on management estimates and third-party appraisals. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed related to the acquisition:

Current assets		$920,000
Furniture and equipment		1,151,000
Intangible assets:
Core customer relationships	1,410,000
Non-core customer relationships	760,000
Trade name	410,000
Workforce acquired	890,000	3,470,000

Current liabilities		(3,200,000)
Notes payable – related parties		(435,000)
Due to the Company (intercompany)		(2,960,000)
Accumulated deficit		(309,000)

Consideration		$1,535,000

F-46

INTANGIBLE ASSETS

Intangible assets consist of core and non-core customer relationships, trade name and workforce acquired. The trade names consist of Troika Design Group.

The estimated lives of each component is as follows:

Intangible Asset	Life in Years
Core customer relationships	10
Non-core customer relationships	8
Trade name	10
Workforce acquired	3

The estimated fair values of the identifiable intangible assets, which include core customer relationships, non-core relationships, trade name and workforce acquired were primarily determined using either the relief-from-royalty or excess earnings methods. The rates utilized to discount net cash flows to their present values was 13% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows.

The closing date fair value of the core customer relationships and non-core customer relationships was estimated to be approximately $1,410,000 and $760,000, respectively, based on using an income approach, more specifically a multi-period excess earnings method (MPEEM).

Each of the intangible assets is amortized on a straight-line basis over their estimated useful lives.

DEFERRED TAX LIABILITY

The Company has recorded a deferred tax liability for the difference between the book and tax basis of the amortizable intangible assets.

MISSION GROUP

On June 29, 2018 (“Closing Date”), the Company executed an equity purchase and goodwill purchase agreement for the acquisition of all the issued and outstanding limited liability membership interests of both Mission Culture LLC, a Delaware limited liability company and Mission-Media Holdings Limited, a private limited company incorporated under the laws of England and Wales (collectively “Mission”). The purchase price consisted of an aggregate cash payment of $25,000,000 and 50,000,000 shares of the Company’s common stock (valued by the Company at $10 million). Mission was founded in 2003 with offices in London and New York. Mission specializes in physical and digital experiences, brand fundamentals, voice and personality, marketing strategy, public relations and crisis management. On the Closing Date, Mission became our wholly owned subsidiary.  The Company is accounting for the transaction under the purchase method of accounting in accordance with the provisions of ASC Topic 805 Business Combinations (ASC 805).

F-47

PURCHASE PRICE

The cash consideration component consisted of an $11,000,000 payment on the Closing Date, up to $4,000,000 payable subject to contingencies and up to $10,000,000 earn-out consideration.

If Mission’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the twelve months ending December 31, 2018 was equal to or greater than $2,500,000, then the Company was required to make the payment of $4,000,000. In the event the EBITDA for twelve months ending December 31, 2018 was less than $2,500,000, then the Company’s required payment would have been calculated as the product obtained by multiplying (a) $4,000,000, by (b) a fraction, the numerator of which is EBITDA for the twelve months ending December 31, 2018 and the denominator of which is $2,500,000.

                In January 2019, the founders of Mission Group were terminated with cause and as a result are no longer eligible to the earn out consideration.  Prior to their departure the Company may have had to make certain payments (“Earn-out Payments”) based on the achieved level of EBITDA for Mission for each of the years ending December 31, 2019, 2020, 2021, 2022 and 2023 (“Earn-out Periods”). The aggregate contingent Earn-out Payments were not to exceed $10,000,000. An Earn-out Payment for each Earn-out Period was required if and only if Mission achieves the EBITDA thresholds of $3,000,000 for the year ended December 31, 2019, $3,500,000 for the year ending December 31, 2020 and $4,000,000 for the remaining Earn-out Periods and neither of the Stephensons were terminated for cause. The Earn-out Payments for each Earn-out Period would have been calculated by multiplying the Earn-out Period’s EBITDA by 50%.

Assessed at the date of the acquisition and reported in the financials for the year ending June 30, 2018, the Earn-out consideration recorded was $7,571,000.  In the fiscal year ending June 30, 2019, this balance was reversed and is reported as other income in the income statement.  For further information, please see the Litigation section of Note 18-Subsequent Events.

The Company has estimated the fair value at the consideration due; subject to the contingent payments, as follows:

Cash paid at Closing	$11,000,000
Fair value of common stock issued at Closing	12,500,000
Estimated value of earn out payments	3,377,000
Estimated value of earn-out consideration	4,194,000
Total purchase price	$31,071,000

The fair value of the 50,000,000 shares was estimated to be approximately $12,500,000 based on the fair value of the Company’s common stock on the Closing Date of $0.25.

The Closing date fair value of the contingent cash consideration was estimated to be approximately $3,377,000 based on using an income approach, more specifically a Monte Carlo simulation was performed. The Closing date fair value of the earn-out consideration was estimated to be approximately $4,194,000 based on using an income approach, more specifically a Monte Carlo simulation was performed.

PURCHASE PRICE ALLOCATION

The Company negotiated the purchase price based on the expected cash flows to be derived from their operations after integration into the Company’s existing distribution, production and service networks. The acquisition purchase price is allocated based on the fair values of the assets acquired and liabilities assumed, which are based on management estimates and third-party appraisals. The following table summarizes the preliminary allocation of the purchase price is subject to change, of the assets acquired and liabilities assumed related to the acquisition:

Current assets		$5,800,000
Furniture and equipment		362,000
Director loan		835,000
Intangible assets:
Customer relationships	7,100,000
Non-compete agreements	2,200,000
Workforce acquired	1,900,000	11,200,000
Goodwill		19,531,000

Current liabilities		(6,557,000)
Foreign currency translation adjustment		(100,000)
Consideration		$31,071,000

F-48

UNAUDITED PRO FORMA OPERATING RESULTS

The following unaudited pro forma information presents the combined results of operations as if the acquisitions of Troika Design Group, Inc and Mission-Media Holdings Limited, had been completed on July 1, 2017.

For the Year Ended June 30,
2018
Project Revenues	$44,336,000
Cost of revenues	(24,413,000)
Gross profit	19,923,000

Operating expenses	33,187,000

Net loss	$(13,264,000)

Loss per share:
Basic	$(0.07)
Diluted	$(0.07)

INTANGIBLE ASSETS

Intangible assets consist of customer relationships, non-compete agreements and workforce acquired. The estimated lives of each component  are as follows:

Intangible Asset	Life in Years
Customer relationships	3
Non-compete agreements	5
Workforce acquired	3

The estimated fair values of the identifiable intangible assets, which include customer relationships, non-compete agreements, and workforce were primarily determined using either the relief-from-royalty or excess earnings methods. The rates utilized to discount net cash flows to their present values was 17% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows. The estimated fair values of the studio relationships and content library were determined under the cost method.

Customer relationships, non-compete agreements and workforce will be amortized on a straight-line basis over their estimated useful lives.

NOTE 3 – DUE FROM RELATED PARTIES

Due from related parties consist of balances due from the former owners of the Mission Group are $0 and $835,000 for June 30, 2019 and 2018, respectively.  In August 2018, $676,000 was received in cash related to this balance and the remaining $159,000 was written-off as bad debt in the fiscal year ending June 30, 2019.

F-49

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30:

	2019	2018
Computer equipment	$356,000	$320,000
Website design	11,000	11,000
Office machine & equipment	43,000	41,000
Furniture & fixtures	286,000	277,000
Leasehold improvements	453,000	414,000
Tenant incentives	531,000	531,000
	1,680,000	1,594,000
Accumulated depreciation	(898,000)	(418,000)
Net book value	$782,000	$1,176,000

During the years ended June 30, 2019 and 2018, depreciation expense was $480,000 and $401,000, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of June 30:

	2019	2018
Customer relationship	$8,510,000	$8,510,000
Non-core customer relationships	760,000	760,000
Non-compete agreements	2,200,000	2,200,000
Tradename	410,000	410,000
Workforce acquired	2,790,000	2,790,000
	14,670,000	14,670,000
Less: accumulated amortization	(4,610,000)	(597,000)

Net book value	$10,060,000	$14,073,000

Purchased intangible assets with finite useful lives are amortized over their respective estimated useful lives (using an accelerated method for customer relationships and trade names) to their estimated residual values, if any. The Company’s finite-lived intangible assets consist of customer relationships, contractor and resume databases, trade names, and internal use software and are being amortized over periods ranging from two to nine years. Purchased intangible assets are reviewed annually to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, recoverability is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets. If the useful life is shorter than originally estimated, the rate of amortization is accelerated and the remaining carrying value is amortized over the new shorter useful life. No impairments were identified or changes to estimated useful lives have been recorded as of June 30, 2019 and 2018.

During the years ended June 30, 2019 and 2018, amortization expense was $4,013,000 and $574,000, respectively.

Future amortization expense is as follow for the years ending June 30,
2020	4,002,000
2021	3,717,000
2022	717,000
2023	717,000
2024	277,000
Thereafter	630,000
$10,060,000

F-50

NOTE 6 – ACCOUNTS PAYABLE & ACCRUED EXPENSES

As of June 30, 2019 and 2018, the Company recorded $8,362,000 and $6,389,000 in accounts payable and accrued expenses, respectively.  Both accounts payable and accrued expenses are treated as current liabilities however the difference is that a formal invoice has been received and entered to record an accounts payable.

	As of June 30,
	2019	2018

Accounts payable	$4,461,000	$3,783,000
Accrued expenses	3,205,000	1,266,000
Accrued payroll	370,000	609,000
Accrued taxes	240,000	632,000
Other accruals	86,000	99,000
	$8,362,000	$6,389,000

NOTE 7 – DUE TO RELATED PARTY

As of June 30, 2018, there was an accrued liability of $4,554,000 that was payable to the sellers of the Mission Group as part of the $11,000,000 cash consideration for the purchase price. This amount was paid on July 12, 2018 with the proceeds from the issuance of the Company’s series D preferred stock.

NOTE 8 – CONVERTIBLE NOTES PAYABLE

The Company issued a series of convertible promissory notes (“Promissory Notes”) for approximately $605,000 from March 2016 through August 2016. The Company received $200,000 as of June 30, 2016 and $405,000 during the year ended June 30, 2017. The Promissory Notes had an interest rate of 10.0% and converted into shares of the Company’s common stock at a rate of $0.05 per share (except for one note holder whose rate was $0.28 per share), an approximate 20.0% discount to the fair value of the Company’s common stock at the date of the issuance of the promissory notes. The promissory notes matured ranging from July 2016 through November 2016. Also, the holders received a warrant to purchase shares of the Company’s common stock at $0.40 per share. For these convertible promissory notes, the Company recorded imputed interest of $2,000 and $13,000, respectively, as of June 30, 2019 and 2018.

In accordance with ASC 835, the Company allocated the proceeds of $605,000 between the Promissory Notes and warrants for approximately $372,000 and $233,000, respectively. The warrants were fair valued using Black-Scholes option-pricing model with the expected dividend yield of 0%, expected price volatility of 164% - 166%, risk-free interest rate of 1.01% - 1.21% and expected life of options 5.0 years. The relative fair value of $233,000 was recorded as a loan discount and credited to additional paid in capital and amortized over the life of the Promissory notes of approximately 95 days.

Additionally, the Company determined the conversion feature of the Promissory Notes was below the current market value for the Company’s common stock. Therefore, the Promissory Notes relative fair value of $372,000 was allocated to the beneficial conversion feature. The amount assigned to the beneficial conversion feature was recorded as a Promissory Note discount and amortized to expense over the life of the Promissory Notes of approximately 95 days.

During the year ended June 30, 2017, $255,000 of principal and $21,000 of accrued interest, totaling to $276,000, was agreed in writing by the Company and the lender to be converted into 5,100,000 shares of the Company’s common stock. As the shares had not been issued at this time due to an administrative error, $276,000 is presented as stock payable in the consolidated statement of stockholders’ equity as of June 30, 2018 and 2019.

F-51

During the year ended June 30, 2018, $150,000 of principal and $17,000 of accrued interest, totaling $167,000, was agreed in writing by the Company and the lender to be converted into 3,000,000 shares of the Company’s common stock. As the shares had not been issued at this time due to an administrative error, $167,000 is presented as stock payable in the consolidated statement of stockholders’ equity as of June 30, 2018 and 2019.

During year ended June 30, 2018 and 2019, the Company paid $60,000 and $55,000 towards the principal of one of the Promissory Notes, respectively.

As of June 30, 2019 and 2018, there was $35,000 and $90,000 in notes payable outstanding. As of June 30, 2019, all but one of the promissory notes were converted to common stock. The Company agreed to pay the noteholder $10,000 per month until the note is fully paid.

Total interest expense on convertible notes payable was $2,000 and $17,000 during the years ended June 30, 2019 and 2018, respectively.  As of June 30, 2019 and 2018, the Company has an accrued interest balance of $0 and $14,000, respectively. The Company recorded $2,000 and $13,000 in imputed interest during the years ended June 30, 2019 and 2018, respectively.

NOTE 9 – NOTE PAYABLE RELATED PARTY

As of June 30, 2019 and 2018, the Company owed the founder and CEO of Troika Design Group, Inc. Dan Pappalardo approximately $200,000 and the estate of his mother Sally Pappalardo $235,000.  The loans are due and payable on demand and accrue interest at 10.0% per annum.

During the year ended June 30, 2019, the Company issued a convertible promissory note of $1,300,000 to a related party with an interest rate of 5.0% and convertible into shares of the Company’s common stock at a rate of $0.05 per share.  The holder elected to convert the promissory note in June 2019 resulting in $28,000 in accrued interest expense which was paid subsequent to year-end.

On January 27, 2019, Daniel Jankowski and Tom Ochocki (collectively the “Lenders”) entered into a facility agreement with Mission Media Limited (“MML”) in order to provide certain funds allowing MML to exit administration in the United Kingdom.  Mr. Ochocki, as primary lender, provided MML £1,594,211 ($2,023,022) which was received in January 2019.  The same agreement allows the Company to draw upon Mr. Jankowski in upwards of £992,895 ($1,259,964) however the funds were not needed. Mr. Ochocki was a member of the Board of the Company and subsequent to the loan, Mr. Jankowski was appointed to the Board.  Both Lenders were appointed to the Board of Mission Media Holdings Limited.  The loan has a repayment date of January 2022 and an interest rate of 0%.  Imputed interest for $22,000 was recorded for this facility agreement.

Total interest expense on note payable related party was $117,000 and $44,000 during the years ended June 30, 2019 and 2018.

Below is a breakout showing the short term and long term potions of note payable related party as of June 30:

	As of June 30,
	2019	2018
Short term portion
Dan Pappalardo	$95,000	$-
Estate of Sally Pappalardo	112,000	-
	$207,000	$-

Long term portion
Dan Pappalardo	$105,000	$200,000
Estate of Sally Pappalardo	123,000	235,000
Tom Ochocki	2,023,000	-
	$2,251,000	$435,000

F-52

NOTE 10 – CONTRACT LIABILITIES

Contract liabilities are billings at the end of the period that relate to goods or services that have not been delivered and thus were deferred to be recognized in subsequent periods.  As per the new accounting standard “Revenue from Contracts with Customers” (“ASC 606”) which was implemented in fiscal year 2019, the Company accounts for revenue based on the input-method of this standard and recognizes the pro-rated revenue based on the ratio of costs incurred to total anticipated costs.  If the Company does not have sufficient proof that the goods or services are transferred to customers, the Company defers the revenue until the date of the event and upon receipt of customer acceptance that all the performance obligations in the contract have been satisfied.

Due to the implementation of ASC 606, the Company no longer recognizes deferred expenses relating to events as the expenses are now recognized as incurred and are no longer deferred until the date of the event.

NOTE 11 - DEFERRED RENT

                The Company records rent on a straight line basis.  Differences between monthly rent expenses and rent payments are recorded as deferred rent.  Deferred rent is recorded in either an asset account when the cumulative difference between rent expenses and rent payments as of a balance sheet date is negative or a liability account when the cumulative difference is positive.  Due to our escalating rents, the Company is currently recording a deferred rent liability.

The breakout of deferred rent between short term and long term portions for each location for as of June 30, 2019 is the following:

		Deferred Rent
Entity	Location	Short Term	Long Term
Troika Design	Los Angeles, CA	$289,000	$293,000
Mission US	Brooklyn, NY	34,000	226,000
		$323,000	$519,000

The breakout of deferred rent between short term and long term portions for each location as of June 30, 2018 is the following:

		Deferred Rent
Entity	Location	Short Term	Long Term
Troika Design	Los Angeles, CA	$260,000	$600,000
		$260,000	$600,000

NOTE 12 – LIABILITIES OF DISCONTINUED OPERATIONS

In January 2019, the Company extinguished $6,528,000 of liabilities from discontinued operations as a result of an inter-creditor agreement and settlement agreement with the bankruptcy trustee in December 2018 in relation to amounts owed by SignalShare, LLC. The Company recognized this as income from discontinued operations.  In the fiscal year ending June 30, 2019, the Company made $133,000 in payments towards liabilities relating to discontinued operations.

Liabilities of discontinued operations consisted of the follow as of June 30:

	2019	2018
SPC – Accounts payable and other accrued liabilities	$3,138,000	$3,138,000
SSS – Accounts payable, other accrued liabilities, and promissory note	-	6,528,000
Roomlinx – Account payable and other accrued liabilities	3,314,000	3,447,000
	$6,452,000	$13,113,000

	2019	2018
Short-term portion of discontinued operations	$-	$6,528,000
Long-term portion of discontinued operations	6,452,000	6,585,000
	$6,452,000	$13,113,000

F-53

NOTE 13 – COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

On February 8, 2013, our Troika Design Group, Inc. subsidiary entered into a lease agreement for office space in Los Angeles, CA. The lease commenced upon move in, December 15, 2013. As part of the lease agreement, Troika received a rent abatement in months two through six of the lease and partial rent abatement in months seven through nine. The lease also provides for an escalation clause where the Company will be subject to an annual rent increase of 3%, year over year. Initially the lease expired on May 31, 2021, however the Company surrendered the premises in January 2020.

On February 1, 2018, Troika Media Group entered into a five year lease agreement for office space in Englewood Cliffs, NJ.  The beginning lease expense was $45,275 per month escalating annually at 3.5%.  The lease expires on January 31, 2023.

On January 9, 2014, Mission USA entered into a seven year and five month lease agreement for office space in New York, NY.  The beginning lease expense was $19,230 per month escalating annually at 2.5%.  As part of the lease agreement, Mission USA received a rent abatement in months one through five of the lease. The lease expires on May 8, 2021.

On May 2, 2017, Mission USA entered into a ten year lease agreement for office space in Brooklyn, NY. The beginning lease expense was $34,278 per month escalating annually at 2.5%. As part of the lease agreement, Mission USA received a rent abatement in months one through four of the lease. The lease expires on May 1, 2027.

On April 6, 2016, Mission UK entered into a ten year lease agreement for office space in London, UK. The beginning lease expense was £22,837 ($29,557) per month for the first twelve months and then escalated to £53,807 ($69,639) per month for the remainder of the lease which expires April 5, 2026.  As part of the lease agreement, Mission UK received a rent abatement in months sixty-one through sixty-six of the lease.

On February 1, 2020, Troika Production Group entered into a five year lease agreement for office space in Los Angeles, CA.  The lease provides for an escalation clause where the Company will be subject to an annual rent increase of 3.5%, year over year.  The lease expires on January 31, 2025.

The Company accounts for leases using the straight line method and recorded $1,945,000 and $637,000 of rent expense for the years ended June 30, 2019 and 2018, respectively.

Approximate minimum annual rents under the leases are as follows:

Twelve Month Period Ending June 30,	Amount
2019	$2,373,000
2020	2,636,000
2021	2,518,000
2022	1,694,000
Thereafter	6,414,000
$15,635,000

F-54

SUBLEASE

Under the terms of the master lease, Troika is allowed to sub-lease part of the building. If the total sub-let space is less than 4,000 square feet and the term is 12 months or less, Troika does not have to pay the landlord a premium. Troika has sub-let approximately 2,000 square feet to various tenants over the term of the lease. Troika had sub-lease income of $378,000 and $208,000 for the period ended June 30, 2019 and 2018 respectively.   This was recorded as other income.

LEGAL CONTINGENCIES

We may become a party to litigation in the normal course of business. In the opinion of management, there are no legal matters involving us that would have a material adverse effect upon our financial condition, results of operations or cash flows. (See Note 18, Subsequent Events)

NOTE 14 – STOCKHOLDERS’ EQUITY

On April 24, 2018, the Company amended its articles of incorporation to increase its authorized shares of capital stock from 405,000,000 to 615,000,000 shares, designated as follows: (i) 600,000,000 shares of Common Stock, par value $0.001 per share; and (ii) 15,000,000 shares of Preferred Stock, $0.20 par value per share.

COMMON STOCK

As of June 30, 2019 and 2018, the Company has 228,169,348 shares of common stock issued and outstanding.

During the period ended June 30, 2018, the Company issued 6,250,000 shares of common stock for settlement of stock payable.

During the period ended June 30, 2018, the Company issued 2,000,000 shares of common stock for settlement of accounts payable valued at $100,000.

During the period ended June 30, 2018, the Company recorded a stock payable of 3,000,000 shares of common stock for the conversion of convertible notes payable valued at $167,000. (See Note 8 – Convertible Notes Payable for details)

During the period ended June 30, 2018, the Company issued 50,000,000 shares of common stock for the acquisition of Mission Group fair valued at $12,500,000. (See Note 2 – Acquisition for details)

PREFERRED STOCK

The Company has a designated 15,000,000 shares as preferred stock, par value $0.20 series A, B, C and D, of which 5,000,000 shares have been designated as Series A preferred stock; 3,000,000 shares have been designated as Series B convertible preferred stock; 1,200,000 shares have been designated as Series C convertible preferred stock; and 2,500,000 shares have been designated as Series D convertible preferred stock.

As of June 30, 2019, 720,000 shares of Series A Preferred Stock were issued and outstanding; 2,495,000 shares of Series B Preferred Stock were issued and outstanding; 911,149 shares of Series C Preferred Stock were issued and outstanding; and 1,881,500 shares of Series D Preferred Stock were issued and outstanding.

As of June 30, 2018, 720,000 shares of Series A Preferred Stock were issued and outstanding; 2,495,000 shares of Series B Preferred Stock were issued and outstanding; 884,899 shares of Series C Preferred Stock were issued and outstanding; and 616,500 shares of Series D Preferred Stock were issued and outstanding.

F-55

The Company has completed the following private placements for the sale of preferred stock:

Pursuant to an amendment to the Company’s certificate of designation of series C convertible preferred stock (“Series C Preferred”) filed with the secretary of state of Nevada on April 11, 2017, the Company offered for sale up to $8,000,000 face value of Series C Preferred on a best efforts basis, with a $2,000,000 overallotment, (the “Series C Offering”) at $10.00 per Series C Preferred.  The Series C Preferred is convertible at any time at $0.05 per share which was the market price when the Series C Offering commenced on November 18, 2016 into an aggregate of 182,229,800 shares of Common Stock. The Company sold 178,390 shares of Series C preferred for $1,783,900 exclusive of offering costs during the period ended June 30, 2018 and 26,250 shares of Series C preferred for $200,000 exclusive of offering costs during the period ended June 30, 2019.   Each share of Series C Preferred Stock is convertible into 200 shares of common stock.

Pursuant to an amendment to the Company’s certificate of designation of series D convertible preferred stock (“Series D Preferred”) filed with the secretary of State of Nevada last filed on June 20, 2018, the Company offered for sale up to $20,000,000 face value of Series D Preferred on a best efforts basis, with a $5,000,000 over-subscription option, (the “Series D Offering”) at $10.00 per share of Series D Preferred.  The Series D Preferred is convertible at any time at $0.25 per share which was the market price when the Series D Offering commenced on February 22, 2018.  The Company sold 616,500 shares of Series D Preferred for $11,365,000 net of offering costs during the period ended June 30, 2018 and 1,265,000 shares of Series D Preferred for $7,710,000 net of offering costs during the period ended June 30, 2019. Each share of Series D Preferred Stock is convertible into 40 shares of common stock.

During the year ending June 30, 2019, the Company issued an aggregate of 20,000 shares of Series C Preferred Stock in private placements at $10 per share for gross proceeds of $200,000. Each share of Series C Preferred Stock, is convertible into 200 shares of common stock at $0.05 per share. Considering the Company’s fair value of the common stock was $0.25 per share at the time of the transactions, the Company recorded a deemed dividend for $820,000 representing the difference between the fair value of the underlying common stock at the commitment date and the effective conversion price embedded in the preferred stock.  Furthermore, during the year ending June 30, 2019, the Company exchanged 6,250 shares of Series D Preferred Stock for 6,250 shares of Series C Preferred stock which was convertible to common stock at $0.25 per share.

WARRANTS

During the period ended June 30, 2018, the Company issued warrants to certain directors for compensation to purchase 5,000,000 shares of the Company’s common stock for $0.05 per share which vested during various terms and were valued at $675,000.  The Company recorded compensation of $654,000 for the vested portion during the year ended June 30, 2018.

During the period ended June 30, 2018, the Company issued warrants to certain consultants for services to purchase 1,000,000 shares of the Company’s common stock for $0.05 per share, which were valued at $17,000.  The Company recorded compensation of $17,000 during the year ended June 30, 2018.

During the period ended June 30, 2018, the Company issued warrants to certain consultants for services to purchase 550,000 shares of the Company’s common stock for $0.25 per share, which were valued at $46,000.  The Company recorded compensation of $46,000 during the years ended June 30, 2018.

During the period ended June 30, 2018, the Company issued warrants to the subscribers to the Convertible Promissory Notes to purchase 4,000,000 shares of the Company’s common stock for $0.05 per share as additional consideration for an extension, which were valued at $68,000.  The Company recorded warrants expense of $68,000 during the year ended June 30, 2018.

During the period ended June 30, 2019, the Company issued warrants to certain consultants for services to purchase 1,450,000 shares of the Company’s common stock for $0.25 per share, which were valued at $217,000.  The Company recorded compensation of $179,000 during the year ended June 30, 2019 related to these issuances.

During the period ended June 30, 2019, the Company issued warrants to a consultant for services to purchase 4,000,000 shares of the Company’s common stock for $0.10 per share, which were valued at $774,000.  The Company recorded compensation of $0 during the year ended June 30, 2019 related to these issuances.

F-56

During the period ended June 30, 2019, the Company issued warrants to consultants for services to purchase 1,860,000 shares of the Company’s common stock for $0.05 per share, which were valued at $335,000.  The Company recorded compensation of $335,000 during the year ended June 30, 2019 related to these issuances.

During the period ended June 30, 2019, the Company issued warrants to the subscribers to the Convertible Promissory Notes to purchase 5,300,000 shares of the Company’s common stock for $0.05 per share as additional consideration for an extension, which were valued at $1,143,000.  The Company recorded warrants expense of $1,143,000 during the year ended June 30, 2019 related to these issuances.

During the period ended June 30, 2019, the Company issued warrants relating to a legal settlement to purchase 150,000 shares of the Company’s common stock for $0.05 per which were valued at $33,000.  The Company recorded warrants expense of $33,000 during the year ended June 30, 2019 related to these issuances.

As of June 30, 2019 and 2018, respectively, the Company issued 94,133,888 warrants priced at $5,510,000 and 44,689,000 warrants priced at $1,755,000 using the Black-Scholes model.

The Company uses the Black-Scholes Model to determine the fair value of warrants granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected stock price volatility assumptions are based on the historical volatility of the Company’s common stock over periods that are similar to the expected terms of grants and other relevant factors. The Company derives the expected term based on an average of the contract term and the vesting period taking into consideration the vesting schedules and future employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. The Company has never paid any cash dividends on its common stock and the Company has no intention to pay a dividend at this time; therefore, the Company assumes that no dividends will be paid over the expected terms of warrants awards.

The Company determines the assumptions used in the valuation of warrants awards as of the date of grant. Differences in the expected stock price volatility, expected term or risk-free interest rate may necessitate distinct valuation assumptions at those grant dates. As such, the Company may use different assumptions for warrants granted throughout the year.

                The Company has utilized the following assumptions in its Black-Scholes warrant valuation model to calculate the estimated grant date fair value of the warrants during the years ended June 30, 2019 and 2018:

	2019	2018
Volatility - range	69.9% - 74.2%	35.3% - 71.1%
Risk-free rate	1.8% - 2.9%	1.7% - 2.7%
Contractual term	4.0 - 5.0 years	4.0 - 5.0 years
Exercise price	$0.05 - $0.25	$0.05

F-57

A summary of the warrants granted, exercised, forfeited and expired are presented in the table below:

	Number of Warrants	Weighted-Average Exercise Price	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Warrants	Weighted-Average Remaining Contractual Term (in years)
Outstanding July 1, 2017	71,323,888	$0.15	$0.06	$766,850	6.5
Granted	10,550,000	0.05	0.08	35,500	4.3
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Expired	-
Outstanding June 30, 2018	81,873,888	0.14	0.07	1,476,850	5.5
Granted	12,760,000	0.09	0.20	1,970,000	4.4
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Expired	(500,000)	0.30	0.26	(20,000)	-
Outstanding June 30, 2019	94,133,888	0.11	0.11	5,509,850	3.8
Vested and exercisable June 30, 2019	88,703,611	0.11	0.11	4,909,850	3.8
Non-vested June 30, 2019	5,430,277	$0.01	$0.16	$600,000	4.3

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable warrants under the Company’s warrant plans as of June 30, 2019.

	Outstanding warrants		Exercisable warrants
Exercise price range	Number of warrants	Weighted average remaining contractual life	Number of warrants	Weighted average remaining contractual life
$0.05	81,125,000	4.0 years	79,944,723	4.0 years
$0.10	4,000,000	4.7 years	-	-
$0.25	1,450,000	4.2 years	1,200,000	4.1 years
$0.30	-	-	-	-
$0.40	5,720,000	1.7 years	5,720,000	1.7 years
$1.80	1,838,888	1.0 years	1,838,888	1.0 years

	94,133,888	3.8 years	88,703,611	3.8 years

2017 EQUITY INCENTIVE PLAN

On June 13, 2017, the Board adopted and approved an amendment to the Troika Media Group, Inc. 2015 Employee, Director and Consultant Equity Incentive Plan (the “Equity Plan”), to change the name from M2 nGage Group, Inc. to Troika Media Group, Inc., in order to attract, motivate, retain, and reward high-quality executives and other employees, officers, directors, consultants, and other persons who provide services to the Company by enabling such persons to acquire an equity interest in the Company. Under the Plan, the Board (or the compensation committee of the Board, if one is established) may award stock options, either stock grant of shares of the Company’s common stock, incentive stock option under IRS section 422 (“ISO’s”) or a non-qualified stock option (“Non-ISO’s”) (collectively “Options”). The Plan allocates 50,000,000 shares of the Company’s common stock (“Plan Shares”) for issuance of equity awards under the Plan. As of June 30, 2019, the Company has granted, under the Plan, awards in the form ISO’s.

F-58

ISO’s Awards

In August 2017, the Company issued to the President of the Company’s wholly-owned subsidiary, Troika Services, Inc., an option to purchase 10,000,000 shares of the Company’s common stock at $0.05 per share. The options expire in August 2022, vesting one-third on each of August 25, 2018, 2019 and 2020.

In October 2017, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., options to purchase, in the aggregate, 1,987,500 shares of the Company’s common stock at $0.05 per share. The options expire in September 2022.

In October 2017, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Services Inc., options to purchase, in the aggregate, 125,000 shares of the Company’s common stock at $0.05 per share. The options expire in September 2022.

In July 2018, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., options to purchase, in the aggregate, 37,500 shares of the Company’s common stock at $0.05 per share. The options expire in September 2022.

In July 2018, the Company issued to employees of the Company’s wholly-owned subsidiary, Mission Culture LLC, options to purchase, in the aggregate, 1,000,000 shares of the Company’s common stock at $0.05 per share. The options expire in July 2020.

In November 2018, the Company issued to employees of the Company’s wholly-owned subsidiary, Mission-Media Holdings Limited, options to purchase, in the aggregate, 2,775,000 shares of the Company’s common stock at $0.05 per share. The options expire in October 2023.

In November 2018, the Company issued to employees of the Company’s wholly-owned subsidiary, Mission Culture LLC, options to purchase, in the aggregate, 3,100,000 shares of the Company’s common stock at $0.05 per share. The options expire in October 2023.

In November 2018, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., options to purchase, in the aggregate, 350,000 shares of the Company’s common stock at $0.05 per share. The options expire in October 2023.

In January 2019, the Company issued to an employee of the Company’s wholly-owned subsidiary, Mission Culture LLC, options to purchase, in the aggregate, 1,000,000 shares of the Company’s common stock at $0.10 per share. The options expire in July 2020.

In January 2019, the Company issued to an employee of the Company’s wholly-owned subsidiary, Troika Media Group, Inc., options to purchase, in the aggregate, 250,000 shares of the Company’s common stock at $0.20 per share. The options expire in January 2022.

In January 2019, the Company issued to employees of the Company’s wholly-owned subsidiary, Mission Culture LLC, options to purchase, in the aggregate, 3,000,000 shares of the Company’s common stock at $0.10 per share. The options expire in January 2022.

In March 2019, the Company issued to employees of the Company’s wholly-owned subsidiary, Troika Services Inc., options to purchase, in the aggregate, 125,000 shares of the Company’s common stock at $0.20 per share. The options expire in March 2023

In May 2019, the Company issued to an employee of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., options to purchase, in the aggregate, 200,000 shares of the Company’s common stock at $0.05 per share. The options expire in May 2022.

In June 2019, the Company issued to an employee of the Company’s wholly-owned subsidiary, Troika Design Group, Inc., options to purchase, in the aggregate, 75,000 shares of the Company’s common stock at $0.05 per share. The options expire in June 2021.

F-59

The Company uses the Black-Scholes Model to determine the fair value of Options granted. Option-pricing models require the input of highly subjective assumptions, particularly for the expected stock price volatility and the expected term of options. Changes in the subjective input assumptions can materially affect the fair value estimate. The expected stock price volatility assumptions are based on the historical volatility of the Company’s common stock over periods that are similar to the expected terms of grants and other relevant factors. The Company derives the expected term based on an average of the contract term and the vesting period taking into consideration the vesting schedules and future employee behavior with regard to option exercise. The risk-free interest rate is based on U.S. Treasury yields for a maturity approximating the expected term calculated at the date of grant. The Company has never paid any cash dividends on its common stock and the Company has no intention to pay a dividend at this time; therefore, the Company assumes that no dividends will be paid over the expected terms of option awards.

The Company determines the assumptions used in the valuation of Option awards as of the date of grant. Differences in the expected stock price volatility, expected term or risk-free interest rate may necessitate distinct valuation assumptions at those grant dates. As such, the Company may use different assumptions for options granted throughout the year.

                The Company has utilized the following assumptions in its Black-Scholes option valuation model to calculate the estimated grant date fair value of the options during the years ended June 30, 2019 and 2018:

A summary of the Options granted to employees under the Plan as of June 30, 2019 are presented in the table below:

	2019	2018
Volatility - range	34.6% - 74.2%	34.6% - 73.2%
Risk-free rate	1.8 - 2.8%	2.0 - 2.7%
Contractual term	2.5 -5.0 years	3.0 years
Exercise price	$0.05 - $0.25	$0.05 - $0.25

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value of Outstanding Options	Weighted-Average Remaining Contractual Term (in years)
Outstanding July 1, 2017	33,000,000	$0.05	$0.03	$-	4.9
Granted	12,775,000	0.05	0.02	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(4,350,000)	0.05	0.03	-
Outstanding June 30, 2018	41,425,000	0.05	0.03	-	5.2
Granted	12,312,500	0.08	0.19	-	-
Exercised	-	-	-	-	-
Forfeited	-	-	-	-	-
Cancelled	(1,050,000)	0.21	0.05	(170,000)	-
Outstanding June 30, 2019	52,687,500	0.06	0.06	1,908,750	1.1
Vested and exercisable June 30, 2019	38,449,284	0.05	0.04	375,000	0.5
Non vested June 30, 2019	14,238,216	$0.07	$0.13	$1,533,750	2.7

F-60

The following table summarizes the range of exercise prices and weighted average remaining contractual life for outstanding and exercisable options under the Company’s option plans as of June 30, 2019.

	Outstanding options		Exercisable options
Exercise price range	Number of options	Weighted average remaining contractual life	Number of options	Weighted average remaining contractual life
$0.05	47,862,500	1.0 years	37,115,951	0.5 years
$0.10	4,000,000	2.0 years	1,333,333	2.0 years
$0.20	375,000	2.9 years	-	-
$0.25	450,000	2.2 years	-	-

	52,687,500	1.1 years	38,449,284	0.5 years

During the years ended June 30, 2019 and 2018, the Company has recorded approximately $474,000 and $440,000 as compensation expense related to vested options issued, net of forfeitures. As of June 30, 2019, total unrecognized share-based compensation related to unvested options was approximately $1,846,000.

NOTE 15 – INCOME TAXES

Troika Media Group Inc. and domestic subsidiaries file on a consolidated U.S. federal tax basis and state tax returns on a consolidated, combined or separate basis depending on the applicable laws for the years ending June 30, 2019 and June 30, 2018.  Mission Media, LTD a foreign subsidiary of the Company files tax returns in the United Kingdom. The Company is delinquent in filing it United States and Foreign tax filings, since tax year ended December 31, 2014.

Information on Federal and where applicable state statutory tax rates and also by country are as follows, but may not be all inclusive, so are estimated:

United States

Troika Media Group Inc. the parent company of Troika Design Group Inc., Digital Media Acquisition Corporation, SignalPoint Corporation, Signal Point Holdings Corporation, Troika Services, Inc., Troika Analytics, Inc., Troika-Mission Holdings, Inc., and Mission Media USA, Inc. are subject to the U.S. federal tax rate of 21% for the year ending June 30, 2019 and a blended tax rate of 28% for the year ending June 30, 2018 and approximately up to 9% state tax rate for both years.

United Kingdom

We have two operating subsidiaries in the UK, Mission Media Holdings, LTD and Mission Media, LTD, which are subject to a tax rate of 19% for the years ending June 30, 2019 and June 30, 2018.  The Company believes the UK is immaterial for the period ending June 30, 2018 since the acquisition date was June 28, 2018 for the UK subsidiaries. The Company is in the process of reviewing such liability, including prior years, before acquisition concerning such liability, if any.

	June 30, 2019	June 30, 2018
United States	$(4,572,000)	$(11,893,000)
Foreign	(1,405,000)	-
Loss before income taxes	$(5,977,000)	$(11,893,000)

F-61

Income tax (benefit) expense from continuing operations on an estimated GAAP basis for the year ending June 30, 2019 consisted of the following:

	Current	Deferred	Total
Federal	$-	$(1,776,000)	$(1,776,000)
State	-	(364,000)	(364,000)
Foreign	-	(294,000)	(294,000)
Subtotal	-	(2,434,000)	(2,434,000)
Valuation allowance	-	2,434,000	2,434,000
Total	$-	$-	$-

Income tax (benefit) expense from continuing operations on an estimated GAAP basis the year ending June 30, 2018 consisted of the following:

	Current	Deferred	Total
Federal	$-	$(342,000)	$(342,000)
State	-	(46,000)	(46,000)
Foreign	-	-	-
Subtotal	-	(388,000)	(388,000)
Valuation allowance	-	388,000	388,000
Total	$-	$-	$-

A reconciliation of the estimated federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	June 30, 2019	June 30, 2018
Taxes calculated at federal rate	21.0%	(28.0)%
Foreign taxes	-%	-%
Debt settlement	20.2%	0.1%
Stock compensation	(7.4)%	0.4%
Change in valuation allowance	(21.4)%	2.2%
State taxes net of federal benefit	(2.3)%	0.2%
Revaluation of deferred	-%	1.4%
Acquisition - domestic	-%	17.9%
Acquisition - foreign	-%	5.4%
Goodwill impairment	(9.5)%	-%
Other adjustments	0.9%	0.4%
Provision for income taxes	1.5%	-%

F-62

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2019 and 2018 are presented below:

	June 30, 2019	June 30, 2018
Deferred Tax Assets
Net operating loss carryforwards	$3,506,000	$3,029,000
Accounts receivable reserve	110,000	-
Contribution carryover	6,000	-
Section 163 (j) limitation	51,000	-
Stock based compensation	-	-
Accrued interest	184,000	-
Contract liabilities	1,259,000	-
Deferred Rent	281,000	-
Other accruals	-	359,000
Total Deferred Tax Assets	5,397,000	3,388,000

Deferred Tax Liabilities
Fixed Assets	(10,000)	(45,000)
Intangibles	(2,952,000)	(2,955,000)
Prepaid expenses	-	-
Total Deferred Tax Liabilities	(2,962,000)	(3,000,000)
Net Deferred Tax Assets	2,435,000	388,000
Valuation Allowance	(2,435,000)	(388,000)

Net deferred tax / (liabilities)	$-	$-

The Company is in the process of reviewing its current deferred tax balances and the above amounts for the periods June 30, 2019 and 2018 are estimated, but may not be all inclusive.

Deferred tax assets and liabilities are computed by applying the estimated enacted federal, foreign and state income tax rates to the gross amounts of future taxable amounts and future deductible amounts and other tax attributes, such as net operating loss carryforwards.  In assessing if the deferred tax assets will be realized, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these deductible temporary differences reverse.

During the year ending June 30, 2019, the estimated valuation allowance increased by $2,046,000 to $2,434,000 as compared to $388,000 as of year ending June 30, 2018.  The increase in valuation allowance is primarily related to an increase in contract liabilities in Troika Design Group, LLC and is estimated.  The total valuation allowance results from the Company’s position that it is more likely than not able to realize their net deferred tax assets.

At June 30, 2017 and prior to this date, the Company had estimated federal and state net operating loss carry forwards.  For the periods prior to the year ending June 30, 2017 the Company is unable to accurately verify or compute the applicable federal and state net operating losses.  The Company’s tax year end was on a calendar year end December 31. Such losses may not be utilizable or possibly eliminated under IRC Section 382/383, change of ownership rules. Management is in the process of reviewing IRC Section 382/383 at the time of this filing for the period indicated.  The federal net operating loss for the period June 30, 2018 is estimated to be $10,892,000 and for state $10,713,000. The federal net operating loss for the period June 30, 2019 is estimated to be $4,213,000 and for state $4,225,000. These carryforwards may be subject to an annual limitation under I.R.C. §§ 382 and 383 and similar state provisions, if the Company experienced one or more ownership changes which would limit the amount of the NOL and tax credit carryforwards that can be utilized to offset future taxable income. In general, an ownership change, as defined by I.R.C. §§ 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has not completed an I.R.C. § 382/383 analysis. If a change in ownership were to have occurred, NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company’s effective tax rate.

F-63

On June 12, 2017, the company entered into a merger agreement with Troika Design Group, Inc. and Subsidiaries (“Design”) and Daniel Pappalardo, the sole shareholder of Design.  In conjunction with this merger, we believe that the Company experienced an “ownership change” within the meaning of Sections 382 and 383 of the Code. An ownership change is generally defined as a more than 50 percentage point increase in equity ownership by “5 percent shareholders” (as that term is defined for purposes of Sections 382 and 383 of the Code) in any three-year period or since the last ownership change if such prior ownership change occurred within the prior three-year period. As a result of the ownership change on June 12, 2017, the limitations on the use of pre-change losses and other carry forward tax attributes in Sections 382 and 383 of the Code apply and the Company may not be able to utilize any portion of their NOL carry forwards from the years prior to June 12, 2017 and the portion of the NOL for June 30, 2017 allocable to the portion of the year prior to June 12, 2017.  NOLs from subsequent years should not be affected by the ownership change on June 12, 2017.

There is a new tax on global intangible low-taxed income (GILTI) of subsidiaries of US parents.  This new tax law is based on the excess of foreign income over a specified return (deemed return on tangible assets of foreign corporation).  This will result in a US tax on foreign earnings where:  (i) there is not a large aggregate foreign fixed asset base; and (ii) foreign earnings are taxed at a low rate.  For ASC 740 (Accounting for Income Tax), it is acceptable to recognize the GILTI in the year in which it is included on the tax return on the basis that it is triggered by the existence, on an aggregate basis, of "excess" low-taxed foreign income in that year.  For IFRS tax accounting and GAAP, it is acceptable to recognize the charge for GILTI in the year in which it is included on the tax return on the basis that it is triggered by the existence, on an aggregate basis, of "excess" low-taxed foreign income in that year.  Since the Mission foreign subsidiaries for the year ending June 30, 2019 recorded an operating loss $1,405,000 there is no current GILTI tax recorded as a period cost. The Company is in the process of reviewing GILTI, as it is computed on a cumulative basis, as it relates to United States Repatriation Tax, as well as GILTI.

As of December 31, 2017, the Company had an estimated net operating loss (NOL) carryforward of approximately $20,128,000. The NOL carryforward estimated to begins to expire in 2024. Under Section 382 of the Internal Revenue Code of 1986, as amended (“IRC Section 382”), a corporation that undergoes an “ownership change” is subject to limitations on its use of pre-change NOL carryforwards to offset future taxable income. Within the meaning of IRC Section 382, an “ownership change” occurs when the aggregate stock ownership of certain stockholders (generally 5% shareholders, applying certain look-through rules and aggregation rules which combine unrelated shareholders that do not individually own 5% or more of the corporation’s stock into one or more “public groups” that may be treated as 5-percent shareholder) increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). In general, the annual use limitation equals the aggregate value of common stock at the time of the ownership change multiplied by a specified tax-exempt interest rate. The Company has not completed a study as to whether there is a 382 limitation on its NOLs that will limit the use of its NOLs in the future. The Company has recorded a valuation allowance on the entire NOL as it believes that it is more likely than not that the deferred tax asset associated with the NOLs will not be realized regardless of whether an “ownership change” has occurred.

The June 30, 2017 financials for Troika Media Group, Inc. - Parent Company includes liabilities of approximately $14,000,000. Troika Media Group, Inc Management believes that these liabilities will or would have resulted in cancellation of indebtedness income under I.RC.§ 108 upon settlement or relief of these amounts. For this reason, Troika Media Group, Inc believes that the net operating losses prior to the change of ownership will be reduced or could have been reduced by the $14,000,000 liability amount as the deferred tax assets for net operating losses on the last financial statements filed were federal NOL carryforwards of $46,586,000 and state NOL carryforwards of $6,389,000.  Management is in the process of reviewing IRC Section 108 for its Income Tax consequences to the Company and any tax liability that maybe incurred.  The Company is delinquent in filing it United States and Foreign tax filings, since tax year ended December 31, 2014.   The Company is currently assessing penalities relating to its delinquent filings however the Company believes it will not have a material impact on the financials.

F-64

Effects of the Tax Cuts and Jobs Act

On December 22, 2017, the Tax Cuts and Jobs Act (Tax Act) was enacted. Accounting Standard Codification (ASC) 740, Accounting for Income Taxes, requires companies to recognize the effect of tax law changes in the period of enactment regardless of the effective date of those tax law changes. Certain provisions of the Tax Act are effective September 27, 2017, others are effective or identified as of December 31, 2017 and others are effective after January 1, 2018.

Given the timing of enactment of the Tax Act and the significance of the legislation, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which allows registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. However, the measurement period should not extend beyond one year from the Tax Act enactment date and is deemed to have ended when the registrant has obtained, prepared and analyzed the information necessary to finalize its accounting.

To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but the registrant is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740, Accounting for Income Taxes, on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act. More specifically, SAB 118 summarizes a three-step process to be applied at each reporting period to account for and disclose the tax effects of the Tax Act. The steps are (1) to record the effects of the change in tax law for which accounting is complete; (2) to record provisional amounts (or adjustments to provisional amounts) for the effects of the tax law where accounting is not complete, but for which a reasonable estimate has been determined; and (3) where a reasonable estimate cannot yet be made, to continue to apply ASC 740, Accounting for Income Taxes, based on the tax law in effect prior to enactment of the Tax Act.

Amounts recorded where accounting is complete for the year commencing January 1, 2018 primarily relate to the reduction in the U.S. corporate income tax rate to 21 percent. The Company revalued its estimated ending gross deferred tax items, previously recorded at 35 percent, using the enacted 21 percent corporate tax rate. This change resulted in no net tax expense/benefit but did cause a reduction to our U.S. federal estimated deferred tax asset fully offset by a reduction of our valuation allowance.

Effects of tax law changes where a reasonable estimate of the accounting effects have not yet been made include the one-time mandatory repatriation transition tax on the net accumulated earnings and profits of a U.S. taxpayer’s foreign subsidiaries earned post 1986. The Company has performed a preliminary earnings and profits analysis with consideration given to foreign loss carryforwards acquired as a result of the Company’s acquisitions and determined on a provisional basis that there should be no income tax effect in the current or any future period. The Company will continue to identify and evaluate data to more thoroughly identify the tax impact and record adjustments, if any, within the measurement period.

The Company is delinquent concerning the filing of Federal, State & local Tax returns, since approximately 2014 and therefore all tax returns remain open to audit for all income tax returns not filed. No assurance concerning IRC 382,383,108, etc. and such outcome, since Federal, State/Local and Foreign income tax returns remain delinquent to the date of this filing.

NOTE 16 – OTHER EXPENSES

The Company recognized $659,000 and $0 in other expenses for the years ending June 30, 2019 and 2018, respectively.  These costs were incurred to allow Mission Media Limited to exit administration in the United Kingdom and represent the costs of the administrator as well as professional fees specific to this process.

F-65

NOTE 17 – DISAGGREGATION OF REVENUE & LONG-LIVED ASSETS

                The following table presents the disaggregation of gross revenue between the United States and the United Kingdom for the years presented:

	Years Ended June 30,
	2019	2018
Gross revenue:
United States	$25,096,000	$8,535,000
United Kingdom	15,695,000	-
Total gross revenue	$40,791,000	$8,535,000

The following table presents the disaggregation of gross profit between the United States and the United Kingdom for the years presented:

	Years Ended June 30,
	2019	2018
Gross profit:
United States	$11,026,000	$2,575,000
United Kingdom	6,536,000	-
Total gross profit	$17,562,000	$2,575,000

The following table presents the disaggregation of net loss between the United States and the United Kingdom for the years presented:

	Years Ended June 30,
	2019	2018
Net loss:
United States	$(4,624,000)	$(11,893,000)
United Kingdom	(1,417,000)	-
Total net loss	$(6,041,000)	$(11,893,000)

The following table presents the disaggregation of fixed assets between the United States and the United Kingdom for the year ending June 30, 2019:

	United States	United Kingdom	Total
Computer equipment	$196,000	$160,000	$356,000
Website design	11,000	-	11,000
Office machine & equipment	7,000	36,000	43,000
Furniture & fixtures	207,000	79,000	286,000
Leasehold improvements	334,000	119,000	453,000
Tenant incentives	531,000	-	531,000
	1,286,000	394,000	1,680,000
Accumulated depreciation	(577,000)	(321,000)	(898,000)
Net book value	$709,000	$73,000	$782,000

F-66

The following table presents the disaggregation of fixed assets between the United States and the United Kingdom for the year ending June 30, 2018:

	United States	United Kingdom	Total
Computer equipment	$162,000	158,000	$320,000
Website design	11,000	-	11,000
Office machine & equipment	6,000	35,000	41,000
Furniture & fixtures	197,000	80,000	277,000
Leasehold improvements	291,000	123,000	414,000
Tenant incentives	531,000		531,000
	1,198,000	396,000	1,594,000
	(152,000)	(266,000)	(418,000)
Net book value	$1,046,000	$130,000	$1,176,000

The following table presents the disaggregation of intangible assets and goodwill between the United States and the United Kingdom for the year ending June 30, 2019.

Intangibles	United States	United Kingdom	Total
Customer relationship	$4,953,000	$3,557,000	$8,510,000
Non-core customer relationships	760,000	-	760,000
Non-compete agreements	1,098,000	1,102,000	2,200,000
Tradename	410,000	-	410,000
Workforce acquired	1,838,000	952,000	2,790,000
	9,059,000	5,611,000	14,670,000
Less: accumulated amortization	(2,887,000)	(1,723,000)	(4,610,000)

Net book value	$6,172,000	$3,888,000	$10,060,000

Goodwill	$11,106,000	$8,241,000	$19,347,000

F-67

The following table presents the disaggregation of intangible assets and goodwill between the United States and the United Kingdom for the year ending June 30, 2018.

Intangibles	United States	United Kingdom	Total
Customer relationship	$4,953,000	$3,557,000	$8,510,000
Non-core customer relationships	760,000	-	760,000
Non-compete agreements	1,098,000	1,102,000	2,200,000
Tradename	410,000	-	410,000
Workforce acquired	1,838,000	952,000	2,790,000
	9,059,000	5,611,000	14,670,000
Less: accumulated amortization	(597,000)	-	(597,000)

Net book value	$8,462,000	$5,611,000	$14,073,000

Goodwill	$12,644,000	$9,785,000	$22,429,000

NOTE 18 – SUBSEQUENT EVENTS

LITIGATION

Stephenson Disputes. A dispute arose between Nicola and James Stephenson, co-founders of Mission, and the Company. The two engaged in obstructionist activities in preventing the Company from properly integrating the operations of Mission into the Troika structure and violations of the Mission Acquisition transaction documents. Moreover, the Company discovered significant financial discrepancies in the financial statements delivered at the closing of the Mission Acquisition to it by the Stephensons.  For these reasons, the Board of Directors deemed it necessary to terminate the Stephensons’ employment on January 4, 2019.  Upon investigating Mission’s financial statements while undergoing the Company's audit process, the Company determined that certain deposits were recognized improperly by the Mission founders and upon their direction without the knowledge of the Company and that certain unauthorized payments were made by the Stephensons to a Mission executive. The Company estimates that the total amount of discrepancies amounted to in excess of approximately $1,000,000 which are accounted for in the Company’s financial statements. The Company filed suit on January 7, 2019 in the Federal District Court for the Southern District of New York against the Stephensons [Troika Media Group et.al. vs. Nicola Stephenson, James Stephenson and AllMac LLC, 14-CV-00145-ER].

On February 13, 2019, the Court granted the Company a preliminary injunction barring the Stephensons from, among other things: entering the physical or virtual premises of the Company; communicating with Company employees; accessing the Company’s and its affiliates’ property or funds, and holding themselves out as being associated with the Company.  In addition to a permanent injunction, the Company is seeking monetary damages in an amount to be determined at arbitration, but not less than the $13 million paid by the Company in connection with the acquisition of Mission, plus punitive or exemplary damages and a return of the ten (10) million shares of the Company’s stock granted to the Stephensons.  The matter is currently pending and the Stephensons have not answered the complaint as of this date. On January 25, 2019, the Stephensons filed for arbitration of certain claims related to their discharge and employment agreements.  The Parties to the litigation agreed that all claims would be referred JAMs for binding arbitration.  The matter is now pending before JAMs.

F-68

On October 30, 2019, the Federal District Court for the Southern District of New York issued an order disqualifying the firm representing the Stephensons (the “Stephenson Counsel”) due to the fact that, among other findings, Stephenson Counsel simultaneously impermissibly represented the Stephensons in an adversarial manner while it still represented the Company.  Stephenson Counsel was ordered to withdraw its representation and the Stephensons were ordered to find replacement counsel.  The Company is reviewing all options related to the impermissible professional actions of Stephenson Counsel and is in discussions with its counsel regarding action against the law firm related to its actions.

Other than the foregoing, no material legal proceedings to which the Company (or any officer or director of the Company, or any affiliate, to management’s knowledge) is party to or to which the property of the Company is subject is pending, and no such material proceeding is known by management of the Company to be contemplated.

ISSUANCE OF SERIES D PREFERRED STOCK

Subsequent to June 30, 2019, the Company issued 97,500 shares of Series D convertible preferred stock for gross proceeds of approximately $975,000.  Each share of Series D Preferred Stock is convertible into 10/.25 or 40 shares of common stock.

LOCK-UP AGREEMENTS

In June 2020, the Company entered into lock-up agreements with some of its officers restricting them from exercising their vested warrants and options.  Representing the common stock equivalent of 59,500,000 shares, the agreements restricted 35,000,000 warrants and 24,500,000 options from being converted until the Company’s Articles of Incorporation are amended upon shareholder and Board of Directors approval.

IPO AND ADVISORY AGREEMENT

On October 30, 2019, the Company entered into an agreement with Aegis Capital Corp. to provide financial advisory services as well as analyze potential financing transactions including preparing the Company for an initial public offering (IPO).  The Company anticipates Aegis Capital Corp serving as our underwriter during the IPO process and expects to file a Form S-1 registration statement with the U.S. Securities and Exchange Commission shortly.

LOAN FACILITY AGREEMENTS

 In February 2020, the Company entered in a loan facility agreement with a lender for $1,000,000 and the funds were received on February 26, 2020.   With an interest rate of 10%, the maturity date of the agreement is the earlier of April 15, 2020 or five business days after the Company is listed on a US national exchange.  A loan fee of $120,000 is payable on the maturity date and may be converted into common stock at a price of $0.20 per share at the option of the lender.  If the lender elects to convert, the 10% interest is forfeited.

In January 2020, the Company entered in a loan facility agreement with a lender for $1,000,000 and $200,000 in funds were received on January 28, 2020   With an interest rate of 10%, the maturity date of the agreement is the earlier of March 7, 2020 or five business days after the Company is listed on a US national exchange.  A loan fee of $10,000 (5%) is payable on the maturity date and may be converted into common stock at a price of $0.25 per share at the option of the lender.  If the lender elects to convert, the 10% interest is forfeited.

In January 2020, the Company entered in a loan facility agreement with a lender for $200,000 and a total of $200,000 in funds were received in two equal installments on January 28th and 29th.  With an interest rate of 10%, the maturity date of the agreement is the earlier of February 28, 2020 or five business days after the Company is listed on a US national exchange.  A loan fee of $10,000 (5%) is payable on the maturity date and may be converted into common stock at a price of $0.25 per share at the option of the lender.  If the lender elects to convert, the 10% interest is forfeited.

F-69

COVID-19 PANDEMIC

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a pandemic, has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19, or other public health epidemic poses the risk that the Company or its employees, suppliers, and other partners may be prevented from conducting business activities at full capacity for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. While it is not possible at this time to estimate the impact that COVID-19 could have on the Company’s business, the continued spread of COVID-19 and the measures taken by the governments of countries affected and in which the Company operates could disrupt the operation of the Company’s business. The COVID-19 outbreak and mitigation measures may also have an adverse impact on global economic conditions, which could have an adverse effect on the Company’s business and financial condition, including on its potential to conduct financings on terms acceptable to the Company, if at all. In addition, the Company may take temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring all employees to work remotely, and discouraging employee attendance at in-person work-related meetings, which could negatively affect the Company’s business. The extent to which the COVID-19 outbreak impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

COVID-19 STIMULUS FUNDING

As a result of the impact of COVID-19, the Company has obtained relief under the CARES Act in the form of a Small Business Administration (“SBA”) backed loan.  In aggregate the Company has received $1,704,000.00 in SBA stimulus “Payroll Protection Program” loans as of April 27, 2020 of which the majority of these loans will be used for payroll.  The initial payment terms include a 1% interest rate and a maturity of two years from the date of disbursement however it’s the Company’s understanding that US government has given a “Safe Harbor” for loans under $2 million and with certification the loans will be forgiven.

F-70

___________ Shares of Common Stock

PROSPECTUS

_______________________________________

The date of this prospectus is ____________, 2020

Until [*], all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various costs and expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the SEC Registration Fee, the Exchange Listing Fee and the FINRA Filing Fee.

SEC Registration Fee	$
NYSE American Listing Fee	*
FINRA Filing Fee
Printing and Engraving Fees	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Blue Sky Fees and Expenses	*
Miscellaneous	*
Total	$*

___________

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Our Articles of Incorporation limits the liability of our directors and provides that our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of a director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or an unlawful stock purchase or redemption, and (iv) any transaction from which a director derives an improper personal benefit. Our Articles of Incorporation also provides that we shall indemnify our directors to the fullest extent permitted under the Nevada Revised Statutes. In addition, our Bylaws provide that we shall indemnify our directors to the fullest extent authorized under the laws of the State of Nevada. Our By-laws also provide that our Board of Directors shall have the power to indemnify any other person that is a party to an action, suit or proceeding by reason of the fact that the person is an officer or employee of our company.

Under Section 78.7502 of the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees or agents who are parties or threatened to be made parties to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the Company) arising from that person’s role as our director, officer, employee or agent against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful, and (b) is not liable pursuant to Nevada Revised Statutes Section 78.138, and performed his powers in good faith and with a view to the interests of the Corporation.

II-1

Under the Nevada Revised Statutes, we have the power to indemnify our directors, officers, employees and agents who are parties or threatened to be made parties to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in our favor arising from that person’s role as our director, officer, employee or agent against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person (a) acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and (b) is not liable pursuant to Section 73.138 of the Nevada Revised Statutes.

These limitations of liability, indemnification and expense advancements may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. The provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if settlement and damage awards against directors and officers pursuant to these limitations of liability and

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Insurance; The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have sold the following securities that were not registered under the Securities Act.

(a) Issuance of Capital Stock and Warrants

In July 2020, the Company issued 1,733,333 shares of restricted common stock to Union Investment Management , LLC (500,000 shares); Union Eight Ltd (143,333 Shares); Daniel Jankowski (266,667 shares); Thomas Ochocki (600,000 shares); Union Investment Management, LLC, a United Kingdom entity, as assignee of Daniel Jankowski (500,000 shares) and 223,333 shares to 7 unaffiliated shareholders. The shares were issued pursuant to a conversion agreement agreed to in July 2019 to convert a $1,300,000 loan made by Mr. Jankowski to the Company prior to his joining the Board of Directors. There was no underwriter or placement agent in the loan transaction and no sales commissions were paid. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

II-2

On June 29, 2018, the Company issued an aggregate of 3,333,333 shares of restricted common stock in connection with the Mission Acquisitio, consisting of 333,333 shares issued to each of James Stephenson and Nicola Stephenson and 1,333, 333 shares issued to the Company’s attorney escrow account for the benefit of each of James Stephenson and Nicola Stephenson based upon the representations and warrants contained in the Equity Purchase Agreement described above in Item 1. Business. There was no underwriter or placement agent in the transaction and no sales commissions were paid. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As a result of Ms. and Mr. Stephenson’s termination for cause, no additional cash payments have been made to the Stephensons since the closing and the aggregate of 2,666,667 shares held in escrow have been forfeited, See “Legal Proceedings.”

Between February 23, 2018 and June 30, 2019, the Company sold 1,881,500 shares of Series D Convertible Preferred Stock at $10 stated value per share or an aggregate of $18,815,000. The Preferred Stock is convertible at $3.75 per share into approximately 5,017,333 shares of Common Stock. An additional 237,500 shares of Series D Convertible Preferred Stock have been issued between June 30, 2019 and February 26, 2020 at $10 stated value per share or an aggregate of $2,375,000 . The shares were sold to an aggregate of 3 7 different individual private investors. There was no underwriter or placement agent in the offering. Commissions of 10% are payable to Union Investment Management, LLC (“Union”) or its designee, pursuant to a consulting agreement. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder, based upon subscription agreements and questionnaires completed and signed by all investors.

As of October 27, 2017, the Company issued 133,333 shares of restricted common stock to Davidoff Hutcher & Citron LLP, its attorneys, in exchange for legal services previously rendered. There was no underwriter or placement agent in the transaction and no sales commissions were paid. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

On July 5, 2017, the Company issued 416,667 shares of restricted common stock to Cenfin LLC pursuant to the terms and conditions of a Settlement Agreement entered into on June 20, 2017. There was no underwriter or placement agent in the transaction and no sales commissions were paid. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, based upon the representations and warranties contained in the Settlement Agreement.

Between June 13, 2017 and July 29, 2018 (with subsequent issuances pursuant to earlier dated subscription agreements), the Company sold 911,149 shares of Series C Convertible Preferred Stock at $10 stated value per share, or an aggregate of $9,111,490. The Preferred Stock is convertible at $0.75 per share approximately 12,148,654 shares of Common Stock. The shares were sold to 46 different private investors. There was no underwriter or placement agent in the offering. Commissions of 10% or an aggregate of $1,401,000 were paid to Union or its designees pursuant to a consulting agreement. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation S promulgated thereunder, based upon subscription agreements and questionnaires completed and signed by all investors.

On June 13, 2017, the Company issued an aggregate of 2,046,667 shares of restricted common stock pursuant to the terms and conditions of the Merger Agreement dated as of June 12, 2017 for the Troika Merger. The shares were issued to five (5) unaffiliated persons plus the Company’s attorney escrow account. An additional 213,333 shares of restricted common stock were issued in connection with the Troika Merger to a former principal of Troika Design Group Inc. There was no underwriter or placement agent involved in the transaction and no sales commissions were paid. Exemption from registration was claimed pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, based upon representations and warranties contained in Subscription Agreements signed by each shareholder.

II-3

As of June 1, 2017, the Board of Directors of the Company authorized the conversion of an aggregate of $445,000 of indebtedness to seven (7) different non-affiliated persons. The indebtedness was converted pursuant to Debt Conversion Agreements pursuant to which an aggregate of 593,333 shares of restricted common stock at $0 7 05 per share plus an aggregate of 573,333 five (5) year warrants exercisable at $0.75 per share were issued. There were no underwriters or placement agents involved in the transaction and no sales commissions were paid. Exemption from registration was claimed pursuant to Sections 3(a)(9) and 4(a)(2) of the Securities Act of 1933, as amended, based upon representations and warranties contained in the Debt Conversion Agreements signed by each Shareholder.

(b) Certain Grants and Exercises of Stock Options

Pursuant to our 2015 Employee, Director and Consultant Equity Incentive Plus options to purchase an aggregate of 3,333,333 shares of common stock, are authorized. Of these options:

•	options to purchase 0 shares of common stock have been canceled or forfeited without being exercised;
•	options to purchase 0 shares of common stock have been exercised; and
•	options to purchase a total 3,343 ,056 shares of common stock are currently outstanding under the Plan or otherwise, at a weighted average exercise price of $0.75 per share.

During the prior three years the Company issued the following warrants

•	Warrants to purchase 0 shares of common stock have been cancelled or forfeited without being exercised;
•	Warrants to purchase 0 shares have been expired; and
•	Warrants to purchase a total of 7,214,926 shares of common stock are currently outstanding, at a weighted average exercise price of $1.20 per share.

The sale and issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation.

II-4

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1.

The following Exhibits are filed with this registration statement or incorporated by reference:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

2.1

Subsidiary Merger Agreement, dated as of March 27, 2015 by and among SignalPoint Holdings Corp., Roomlinx, SignalShare Infrastructure Inc. and RMLX Merger Corp. is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-k filed on April 2, 2015.

2.2

Termination and Release Agreement, dated as of February 10, 2015 by and among the Registrant, SignalPoint Holdings Corp. and Roomlinx Merger Corp. is incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 13, 2015.

2.3

Stock Pledge and Security Agreement dated May 6, 2016 by and between Digital Media Acquisition Group Corp., SignalPoint Telecommunications Corp. and Signal Share Development Corp. to Brookville Special Purpose Fund LLC, Veritas High Yield Fund LLC and Allied International Fund, Inc. is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 12, 2016.

2.4

Merger Agreement, dated as of June 12, 2017 by and among (i) Troika Design Group Inc. and each of its subsidiaries; (ii) Daniel Pappalardo; (iii) M2 nGage Group Inc.; and (iv) Troika Acquisition Corp. is incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on June 20, 2017.

2.5

Equity Purchase Agreement dated as of June 29, 2018 by and among Nicola Stephenson, James Stephenson, Troika Media Group Inc. and Troika Mission Holdings Inc. is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 6, 2018.

3.1	Amended and Restated Articles of Incorporation of the Registrant is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 22, 2010.

3.2	Amended and Restated By-Laws of the Registrant is incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004.

3.3

Certificate of Correction to Articles of Incorporation of Roomlinx dated March 26, 2015 is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on April 2, 2015.

3.4

Certificate of Designation of the Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock is incorporated by reference to the Registrant’s Current Report on Form 8-K filed on February 8, 2016.

3.5	Amendment to Certificate of Designation of Series B Preferred Stock is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on March 30, 2016.

3.6

Certificate of Amendment to Articles of Incorporation dated July 27, 2016 changing the Registrant’s name to M2 nGage Group Inc. is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on July 28, 2016.

II-5

3.7	Certificate of Designation of the Rights, Preferences, Privileges and Designations of Series C Convertible Preferred Stock dated June 14, 2017.**

3.8

Articles of Merger dated July 7, 2017 changing the Registrant’s name to M2 nGage Group Inc. is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on September 18, 2017.

3.9	Certificate of Designation of the Rights, Preferences, Privileges and Designations of Series D Convertible Preferred Stock dated February 22, 2018.**

3.10	Certificate of Amendment to Certificate of Designation of Series D Preferred Stock dated June 20, 2018.**

3.11

Amendment to Certificate of Designation of Series D Preferred Stock dated April 23, 2018, is incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed on May 24, 2018.

3.12	Certificate of Amendment to Articles of Incorporation dated April 24, 2018 is incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on May 24, 2018.

4.1

Form of Common Stock Investor Warrants issued in connection with Series B Preferred Stock Offering is incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on February 8, 2016.

4.2	Form of Subscription Agreement for use by Non-U.S. Persons dated February 27, 2017 for Series C Preferred Stock.

4.3	Form of Subscription Agreement for use by Non-U.S. Persons dated June 5, 2018 for Series D Preferred Stock.

4.4	Common Stock Purchase Warrant dated February 15, 2017 of M2 nGage Group Inc. to SAB Management LLC.**

4.5	Form of Stock Option Agreement dated June 12, 2017 granted to each of Christopher Broderick, Michael Tenore and Daniel Pappalardo.**

4.6	2015 Employee, Director and Consultant Equity Incentive Plan.**

4.7	Warrant to purchase 1,111,111 shares of Common Stock issued by the Company to NFS, incorporated by reference to Exhibit 10.6 of the Registrant’s Report on Form 8-K filed on August 6, 2015.

4.8

Goodwill Purchase Agreement dated as of June 29, 2018 between Nicola Stephenson, Troika Media Group Inc. and Troika Mission Holdings Inc. is incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on July 6, 2018.

4.9	Form of Underwriter’s Warrant*

5.1	Opinion of Davidoff Hutcher & Citron LLP*

10.1

Amended and Restated Executive Employment Agreement dated as of February 15, 2017 by and between M2 nGage Group Inc. (the Registrant) and Christopher Broderick, as amended on June 1, 2017, June 12, 2017 and June 5, 2018.**

10.2

Amended and Restated Consulting Agreement dated February 15, 2017 by and between M2 nGage Group Inc. (the Registrant) and SAB Management LLC, as amended on August 8, 2017, April 16, 2018 and June 5, 2018.**

II-6

10.3	Amended and Restated Executive Employment Agreement dated as of October 21, 2016 by and between M2 nGage Group Inc. (the Registrant) and Michael Tenore, as amended on June 6, 2018.*

10.4

Executive Employment Agreement dated as of June 9, 2017 by and between Troika Design Group Inc. and Daniel Pappalardo is incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on June 20, 2017.**

10.5

Executive Employment Agreement dated as of June 29, 2018 by and between Mission Media USA Inc., Troika Media Group Inc. and Nicola Stephenson is incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on July 6, 2018.

10.6

Reclarification of Foreclosure and Notice of Asset Transfer dated as of October 24, 2016 to Digital Media Acquisition Group Corp., M2 nGage Communications Inc., M2 nGage, Inc. from M2 nGage Telecommunications Corp. and M2 nGage Software Development and Design Corp.**

10.7	Settlement Agreement and Mutual General Release dated as of July 26, 2017 by and among the Registrant, Robert DePalo, RoseMarie DePalo and the Secured Lenders.**

10.8	Office Lease dated February 8, 2013 for 101 S. La Brea Avenue, Los Angeles, California 90036.**

10.9	Office Lease dated May 2, 2017 for 45 Main Street, Brooklyn, New York 11201.**

14.1	Code of Ethics*.

21.1	Subsidiaries of the Registrant.**

23.1	Consent of RBSM LLP.*

23.2	Consent of Davidoff Hutcher & Citron LLP.*

24.1	Power of Attorney (included on the signature page of this Registration Statement).

99.1	Mission-Media Holdings Limited Annual Report and Financial Statements for the period ended 31 December 2017.**

99.2	Mission-Media Limited Directors Report and Financial Statements for the period ended 31 December 2017.**

99.3	Mission-Media Holdings Limited Non-Statutory Report and Financial Statements for the period ended 31 December 2017.**

_____________

*	To be filed by amendment.

**	Incorporated by reference to the Registrant’s Draft Registration Statement on Form S-1 filed on August 1, 2019.

(b) Financial Statement Schedules

Financial Statement Schedules are omitted because the information is included in our financial statements or notes to those financial statements.

II-7

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 13 or Section 15(d) or the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness or the date of the first Contract of Sale of such securities in the Offering described in this prospectus. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

II-8

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(8) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(9) The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-9

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the ___ day of July 2020.

TROIKA MEDIA GROUP, INC.

By:
Name:	Robert B. Machinist
Title:	Chief Executive Officer

We, the undersigned officers and directors of TROIKA MEDIA GROUP, INC., hereby severally constitute and appoint Robert B. Machinist, our true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

WITNESS our hands and common seal on the dates set forth below.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Robert B. Machinist	Chairman and Chief Executive Officer (Principal Executive Officer)	July ___, 2020

Christopher Broderick	Chief Operating Officer/Interim CFO	July ___, 2020
(Principal Financial and Accounting Officer)

Jeff Kurtz	Director	July ___, 2020

Daniel Pappalardo	President of Troika Design Group and Director	July ___, 2020

Thomas (Tom) Antoni Ochocki	Director	July ___, 2020

Daniel Jankowski	Director	July ___, 2020

II-10